As confidentially submitted to the Securities and Exchange Commission on September 8, 2017.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Stitch Fix, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5961	27-5026540
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Montgomery Street, Suite 1500

San Francisco, California 94104

(415) 882-7765

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Katrina Lake

Chief Executive Officer

Stitch Fix, Inc.

1 Montgomery Street, Suite 1500

San Francisco, California 94104

(415) 882-7765

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jodie Bourdet David Peinsipp Siana Lowrey Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Scott Darling Casey O’Connor Stitch Fix, Inc. 1 Montgomery Street, Suite 1500 San Francisco, California 94104 (415) 882-7765	Katharine Martin Rezwan Pavri Catherine Doxsee Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.00002 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated             , 2017

                 Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Stitch Fix, Inc.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $              and $              per share. We intend to apply to list our Class A common stock on the              under the symbol “            ”.

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to          votes and is convertible at any time into one share of Class A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, and all shares issuable on the conversion of our outstanding preferred stock, will be reclassified into shares of our Class B common stock immediately prior to the completion of this offering. The holders of our outstanding Class B common stock will hold approximately         % of the voting power of our outstanding capital stock immediately following this offering.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 13 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares of Class A common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2017.

Goldman Sachs & Co. LLC	J.P. Morgan

Prospectus dated                 , 2017.

Prospectus

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Stitch Fix,” the “company,” “we,” “our,” “us” or similar terms refer to Stitch Fix, Inc. and its subsidiaries. We use a 52 or 53 week fiscal year, with our fiscal year ending each year on the Saturday that is closest to July 31 of that year. Each fiscal year generally consists of four 13-week fiscal quarters, with each fiscal quarter ending on the Saturday that is closest to the last day of the last month of the quarter. The year ended July 30, 2016 included 52 weeks of operations. The year ending July 29, 2017 will also have 52 weeks of operations. Throughout this prospectus, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Overview

Stitch Fix is transforming the way people find what they love, one client at a time and one Fix at a time.

Stitch Fix was inspired by the vision of a client-first, client-centric new way of retail. What people buy and wear matters. When we serve our clients well, we help them discover and define their styles, we find jeans that fit and flatter their bodies, we reduce their anxiety and stress when getting ready in the morning, we give them confidence in job interviews and on first dates and we give them time back in their lives to invest in themselves or spend with their families. Most of all, we are fortunate to play a small part in our clients looking, feeling and ultimately being their best selves.

We are reinventing the shopping experience by delivering one-to-one personalization to our clients through the combination of data science and human judgment. This combination drives a better client experience and a more powerful business model than either element could deliver independently.

Since our founding in 2011, we have helped millions of clients discover and buy what they love through personalized shipments of apparel, shoes and accessories, hand-selected by Stitch Fix stylists and delivered to our clients’ homes. We call each of these shipments a Fix. Clients can choose to schedule automatic shipments or order a Fix on-demand after they fill out a style profile on our website or mobile app. For each Fix, we charge clients a styling fee that is credited toward items they purchase. After receiving a Fix, our clients purchase the items they want to keep and return the other items, if any, at no additional charge.

Stitch Fix was founded with a focus on Women’s apparel. In our first few years, we were able to gain a deep understanding of our clients and merchandise and build the capability to listen to our clients, respond to feedback and deliver the experience of personalization. More recently, we have extended those capabilities into Petite, Maternity, Men’s and Plus apparel, as well as shoes and accessories. Our stylists leverage our data science and apply their own judgment to hand select apparel, shoes and accessories for our clients from a broad selection of merchandise.

We are successful when we are able to help clients find what they love again and again, creating long-term, trusted relationships. Our clients share personal information with us, including detailed style, size, fit and price preferences, as well as unique inputs, such as how often they dress for certain occasions or which parts of their bodies they like to flaunt or cover up. Our clients are motivated to share these personal details with us and provide us with ongoing feedback because they recognize that doing so will result in more personalized and successful experiences. This feedback also creates a valuable network effect by helping us to better serve other clients. As of April 29, 2017, we had 2,074,000 active clients. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for information on how we define and calculate active clients. In 2016 and for the nine months ended April 29, 2017, our repeat rate was 83% and 85%, respectively. We define repeat rate for a given period as the percentage of net revenue, excluding the impact of styling fees, sales tax, refunds, gift cards, referral credits and clearance sales, in that period recognized from clients who have ever previously checked out a Fix.

The very human experience that we deliver is powered by data science. Our data science capabilities consist of our rich data set and our proprietary algorithms, which fuel our business by enhancing the client experience and driving business model efficiencies. The vast majority of our client data is provided directly and explicitly by the client, rather than inferred, scraped or obtained from other sources. We also gather extensive merchandise data, such as inseam, pocket shape, silhouette and fit. This large and growing data set provides the foundation for proprietary algorithms that we use throughout our business, including those that predict purchase behavior, forecast demand, optimize inventory and enable us to design new apparel. We believe our data science capabilities give us a significant competitive advantage, and as our data set grows, our algorithms become more powerful.

Our stylists leverage our data science through a custom-built, web-based styling application that provides recommendations from our broad selection of merchandise. Our stylists then apply their judgment to select what they believe to be the best items for each Fix. Our stylists provide a personal touch, offer styling advice and context to each item selected and help us develop long-term relationships with our clients.

We offer merchandise across multiple price points and styles from over 700 brands, including established and emerging brands, as well as our own private labels, which we call Exclusive Brands. Many of our brand partners also design and supply items exclusively for our clients.

We have scaled our business rapidly, profitably and in a capital-efficient manner, having raised only $42.5 million of equity capital since inception. We have been net income positive on an annual basis since 2015, while continuing to make meaningful investments to drive growth. In 2015 and 2016, we reported $342.8 million and $730.3 million in revenue, respectively, representing year-over-year growth of 113.0%. As of August 1, 2015 and July 31, 2016, we had 867,000 active clients and 1,674,000 active clients, respectively, representing year-over-year growth of 93.1%. In 2015 and 2016, we reported $20.9 million and $33.2 million in net income, respectively, representing year-over-year growth of 58.5%. In 2015 and 2016, we reported $42.1 million and $72.6 million in adjusted EBITDA, respectively, representing year-over-year growth of 72.3%. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and its reconciliation to net income (loss) determined in accordance with U.S. generally accepted accounting principles, or GAAP.

Industry Overview

Technology is Driving Transformation Across Industries

Technological innovation has profoundly impacted how consumers discover and purchase products, forcing businesses to adapt to engage effectively with consumers. We believe that new business models that embrace these changes and truly focus on the consumer will be the winners in this changing environment.

The Apparel, Shoes and Accessories Market is Massive but Many Retailers have Failed to Adapt to Changing Consumer Behavior

The U.S. apparel, shoes and accessories market is large, but we believe many brick-and-mortar retailers have failed to adapt to evolving consumer preferences. Euromonitor, a consumer market research company, estimated that the U.S. apparel, footwear and accessories market was $353 billion in calendar 2016. Euromonitor expects this market to grow to $421 billion by calendar 2021, a compound annual growth rate, or CAGR, of 3.6%.

Historically, brick-and-mortar retailers have been the primary source of apparel, shoes and accessories sales in the United States. Over time, brick-and-mortar retail has changed and the era of salespersons who know each customer on a personal level has passed. We believe many of today’s consumers view the traditional retail experience as impersonal, time-consuming and inconvenient. This has led to financial difficulties, bankruptcies and store closures for many major department stores, specialty retailers and retail chains. For example, Macy’s, one of the largest department stores in the United States, announced in August 2016 its intent to close approximately 100, or 11%, of its stores and Michael Kors, a specialty retailer, announced in May 2017 its intent to close at least 100, or 12%, of its stores. The struggles of traditional retailers are also reflected in broader market data. According to the U.S. Census Bureau, average monthly department store sales declined $6.4 billion, or 33%, from calendar 2000 to calendar 2016.

eCommerce is Growing, but has Further Depersonalized the Shopping Experience

The internet has created new opportunities for consumers to shop for apparel. eCommerce continues to take market share from brick-and-mortar retail. Euromonitor estimated that the eCommerce portion of the U.S. apparel, footwear and accessories market was $55 billion in calendar 2016. Euromonitor expects the eCommerce portion of this market to grow to $94 billion by calendar 2021, a CAGR of 11.4%. This represents an expansion of eCommerce penetration of the U.S. apparel, footwear and accessories market from 15.5% of $353 billion in calendar 2016 to 22.3% of $421 billion in calendar 2021.

The first wave of eCommerce companies prioritized low price and fast delivery. This transaction-focused model is well-suited for commoditized products and when consumers already know what they want. However, we believe eCommerce companies often fall short when consumers do not know what they want and price and delivery speed are not the primary decision drivers. There is an overwhelming selection of apparel, shoes and accessories available to consumers online, and searches and filters are poor tools when it comes to finding items that fit one’s style, figure and occasion. eCommerce companies also lack the critical personal touchpoints necessary to help consumers find what they love, further depersonalizing the shopping experience.

Personalization is the Next Wave

To be relevant today, retailers must find a way to connect with consumers on a personal level and fit conveniently into their lifestyles. Personalization in retail can be difficult and nuanced, as consumers consider many factors that can be difficult to articulate, including style, size, fit, feel and occasion. We believe that an intelligent combination of data science and human judgment is required to deliver the personalized retail experience that consumers seek.

Our Offering

Stitch Fix combines data science and human judgment to deliver one-to-one personalization to our clients at scale. We help millions of clients discover and buy what they love through data-driven, personalized, hand-selected shipments of apparel, shoes and accessories.

Our Data Science Advantage

Our data science capabilities fuel our business. These capabilities consist of our rich and growing set of detailed client and merchandise data and our proprietary algorithms. We use data science throughout our business, including to style our clients, predict purchase behavior, forecast demand, optimize inventory and design new apparel.

Our data set is particularly powerful because:

•	the vast majority of our client data is provided directly and explicitly by the client, rather than inferred, scraped or obtained from other sources;

•	our clients are motivated to provide us with relevant personal data, both at initial signup and over time as they use our service, because they trust it will improve their Fixes; and

•	our merchandise data tracks dimensions that enable us to predict purchase behavior and deliver more personalized Fixes.

On average, each client directly provides us with over 85 meaningful data points through his or her style profile, including detailed style, size, fit and price preferences, as well as unique inputs such as how often he or she dresses for certain occasions or which parts of his or her body the client likes to flaunt or cover up. Over time, through their feedback on Fixes they receive, clients share additional information about their preferences as well as detailed data about both the merchandise they keep and return. Historically, over 85% of our shipments have resulted in direct client feedback. This feedback loop drives important network effects, as our client-provided data informs not only our personalization capabilities for the specific client, but also helps us better serve other clients.

We believe our proprietary merchandise data set is differentiated from other retailers. We encode each of our SKUs with many information attributes to help our algorithms make better recommendations for our clients. The information we store for each SKU includes:

•	basic data, such as brand, size, color, pattern, silhouette and material;

•	item measurements, such as length, width, diameter of sleeve opening and distance from collar to first button;

•	nuanced descriptors, such as how appropriate the piece is for a client that prefers preppy clothing or whether it is appropriate for a formal event; and

•	client feedback, such as how the item fit a 5’10” client or how popular the piece is with young mothers.

Our algorithms use our data set to match merchandise to each of our clients. For every combination of client and merchandise, we compute the probability the client will keep that item based on her and other clients’ preferences and purchase history as well as the attributes and past performance of the merchandise. For example, our Delila embroidery neckline knit top is purchased 52% of the time it is included in a Fix. However, for a particular client for whom it is well suited, our algorithms may predict she is 80% likely to purchase the item if it were included in her Fix. This allows us to more efficiently tailor every Fix to each client’s specific preferences.

Pairing Data Science with Human Judgment

The combination of data science and human judgment drives a better client experience and a more powerful business model than either element could deliver independently. Our advanced data science capabilities harness the power of our data for our stylists by generating predictive recommendations to streamline our stylists’ individualized curation process. Stylists add a critical layer of contextual, human decision making that augments and improves our algorithms’ selections and ultimately produces a better, more personalized Fix for each client.

Our Differentiated Value Proposition

Our Value Proposition to Clients

Our clients love our service for many reasons. We help clients find apparel, shoes and accessories that they love in a way that is convenient and fun. We save our clients time by doing the shopping, delivering Fixes right to their homes, allowing them to try on merchandise in the comfort of their homes and in the context of their own closets and making the return process simple. Our expert styling service connects each client to a professional who will understand her fashion needs, hand select items personalized to her and offer her ongoing style advice. Clients also value the quality and diversity of our merchandise as we deliver the familiar brands they know, offer items they can’t find anywhere else and expand their fashion palette by exposing them to new brands and styles they might not have tried if they shopped for themselves. We often hear from clients that we have helped them find the perfect pair of jeans or discover a dress silhouette they never would have selected for themselves. In these situations, not only is our service more convenient, it is in fact more effective at helping clients find what they love. We proudly style men and women across ages, sizes, tastes, geographies and price preferences.

Our Value Proposition to Brand Partners

We believe that we are a preferred channel and a powerful growth opportunity for our brand partners. Unlike many sales channels, we do not rely on discounts or promotions. Also, by introducing our clients to brands they may not have shopped for, we help our brand partners reach clients they may not have otherwise reached. Further, we provide our brand partners with insights based on client feedback that help our brand partners improve and evolve their merchandise to better meet consumer demand.

Our Strengths

Since we were founded in 2011, we have shipped millions of Fixes to clients throughout the United States. We have achieved this success due to our following key strengths:

•	our rich client and merchandise data;

•	our expert data science team and proprietary and predictive algorithms;

•	our 3,400+ stylist organization;

•	our unique combination of data science and human judgment; and

•	our superior business model.

Our Strategy

We aim to transform the way people find what they love. We plan to achieve this goal by continuing to:

•	expand our relationships with existing clients;

•	acquire new clients; and

•	expand our addressable market.

Risk Factors Summary

Investing in our common stock involves substantial risk. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	we have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

•	if we fail to effectively manage our growth, our business, financial condition and operating results could be harmed;

•	our continued growth depends on attracting new clients;

•	we expect to increase our paid marketing to help grow our business, but these efforts may not be successful or cost-effective;

•	we may be unable to maintain a high level of engagement with our clients and increase their spending with us, which could harm our business, financial condition or operating results;

•	we must successfully gauge apparel trends and changing consumer preferences;

•	if we are unable to manage our inventory effectively, our operating results could be adversely affected;

•	our inability to develop and introduce new merchandise offerings in a timely and cost-effective manner may damage our business, financial condition and operating results;

•	our industry is highly competitive and if we do not compete effectively our operating results could be adversely affected; and

•	the dual class structure of our common stock and the existing ownership of capital stock by our executive officers, directors and their affiliates will have the effect of concentrating voting control with our executive officers, directors and their affiliates, which will limit your ability to influence corporate matters.

Corporate Information

We were incorporated in 2011 as rack habit inc., a Delaware corporation, and changed our name to Stitch Fix, Inc. in October 2011. Our principal executive offices are located at 1 Montgomery Street, Suite 1500, San Francisco, California 94104, and our telephone number is (415) 882-7765. Our website address is www.stitchfix.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

“Stitch Fix®,” “Fix®” and our other registered and common law trade names, trademarks and service marks are the property of Stitch Fix, Inc. or our subsidiaries. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners.

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have not elected to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Use of proceeds	We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights	We will have two classes of common stock: Class A common stock and Class B common stock. Class A common stock is entitled to one vote per share and Class B common stock is entitled to votes per share.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect on the completion of this offering. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding shares following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Once this offering is completed, the holders of our outstanding Class B common stock will beneficially own approximately % of our outstanding shares and control approximately % of the voting power of our outstanding shares and our executive officers, directors and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares and control approximately % of the voting power of our outstanding shares.

Proposed trading symbol	“ ”

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and 86,918,374 shares of Class B common stock outstanding as of April 29, 2017, and excludes:

•	7,623,600 shares of Class B common stock issuable on the exercise of stock options outstanding as of April 29, 2017 under our 2011 Equity Incentive Plan, or 2011 Plan, with a weighted-average exercise price of $2.61 per share;

•	3,203,008 shares of Class B common stock issuable upon the exercise of outstanding stock options issued after April 29, 2017 pursuant to our 2011 Plan with a weighted-average exercise price of $16.98 per share;

•	shares of Class A common stock reserved for future issuance under our 2017 Incentive Plan, or 2017 Plan, which became effective on , 2017, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for issuance under our 2017 Plan and any shares underlying outstanding stock awards granted under our 2011 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•	shares of Class A common stock reserved for issuance under our 2017 Employee Stock Purchase Plan, or ESPP, which will become effective on the date immediately prior to the date of the underwriting agreement related to this offering, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for future issuance under our ESPP.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering;

•	the reclassification of our outstanding common stock into an equal number of shares of our Class B common stock and the authorization of our Class A common stock, which will occur immediately on the completion of this offering;

•	the conversion of all outstanding shares of preferred stock into an aggregate of 59,511,055 shares of Class B common stock in connection with this offering;

•	the issuance of 1,066,225 shares of Class B common stock upon the automatic exercise of outstanding preferred stock warrants in connection with this offering; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock from us in this offering.

Summary Consolidated Financial and Other Data

The summary consolidated statement of operations data for 2016 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for 2014 and 2015 have been derived from our consolidated financial statements that are not included in this prospectus. The summary consolidated statements of operations data for the nine months ended April 30, 2016 and the nine months ended April 29, 2017 and the summary consolidated balance sheet data as of April 29, 2017 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the consolidated financial and other data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

				Nine Months Ended
	2014	2015	2016	April 30, 2016	April 29, 2017
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue, net	$73,227	$342,803	$730,313	$525,771	$718,854
Cost of goods sold	47,425	198,054	407,064	296,167	396,671

Gross profit	25,802	144,749	323,249	229,604	322,183

Selling, general and administrative expenses(1) (2)	30,242	108,562	259,021	182,367	290,753

Operating income (loss)	(4,440)	36,187	64,228	47,237	31,430
Remeasurement of preferred stock warrant liability	1,534	2,938	3,019	2,348	15,507
Other (income) expense, net	336	(2)	(13)	(6)	(25)

Income (loss) before income taxes	(6,310)	33,251	61,222	44,895	15,948
Provision for income taxes	23	12,322	28,041	20,741	12,035

Net income (loss)	$(6,333)	$20,929	$33,181	$24,154	$3,913

Net income (loss) attributable to common stockholders(3)
Basic	$(6,333)	$4,573	$8,211	$5,874	$580

Diluted	$(6,333)	$5,318	$9,496	$6,843	$648

Earnings (loss) per share attributable to common stockholders(3)
Basic	$(0.34)	$0.22	$0.36	$0.26	$0.02

Diluted	$(0.34)	$0.21	$0.34	$0.25	$0.02

Shares used to compute earnings (loss) per share attributable to common stockholders(3)
Basic	18,893,197	20,705,313	22,729,890	22,360,761	24,729,238

Diluted	18,893,197	25,452,912	27,882,844	27,684,646	28,988,334

				Nine Months Ended
	2014	2015	2016	April 30, 2016	April 29, 2017
	(in thousands, except share and per share data)
Pro forma earnings per share attributable to common stockholders(3)
Basic			$0.41		$0.09

Diluted			$0.38		$0.08

Shares used in computing pro forma earnings per share attributable to common stockholders(3)
Basic			83,307,170		85,306,518

Diluted			88,460,124		89,565,614

Other Financial and Operating Data:
Adjusted EBITDA(4)	$(3,791)	$42,126	$72,582	$54,359	$58,133
Non-GAAP net income (loss)(4)	$(4,422)	$29,033	$41,010	$31,312	$31,813
Active clients (as of period end)(5)	261	867	1,674	1,510	2,074

(1)	Includes stock-based compensation expense of $241,000, $743,000 and $1,850,000 for 2014, 2015 and 2016, respectively, and $1,345,000 and $2,147,000 for the nine months ended April 30, 2016 and the nine months ended April 29, 2017, respectively.
(2)	Includes compensation expense related to certain stock sales by current and former employees of $4,810,000 and $21,283,000 for 2016 and the nine months ended April 29, 2017, respectively.
(3)	See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings (loss) per share attributable to common stockholders, pro forma earnings per share and the weighted average number of shares used in the computation of the per share amounts.
(4)	See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and non-GAAP net income (loss), and their reconciliation to net income (loss) determined in accordance with GAAP.
(5)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for information on how we define and calculate active clients.

	April 29, 2017
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$112,040	$112,040	$
Total assets	254,049	254,049
Working capital	69,880	46,575
Convertible preferred stock	42,222	—
Total stockholders’ equity	63,877	129,404

(1)

The pro forma consolidated balance sheet data gives effect to (i) the reclassification of our outstanding common stock into Class B common stock, (ii) the automatic conversion of all of our outstanding shares of convertible preferred stock into 59,511,055 shares of Class B common stock in connection with this offering, (iii) the issuance of 1,066,225 shares of Class B common stock upon the automatic exercise of outstanding preferred stock warrants in connection with this offering and (iv) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect on the completion of this offering.
(2)	The pro forma as adjusted consolidated balance sheet data reflects (i) the items described in footnote (1) above and (ii) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total assets, working capital and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash, total assets, working capital and total stockholders’ equity by $ million, assuming the assumed initial public offering price of $ per share of Class A common stock remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to Our Business

We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

We have a short operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. Our relatively short operating history makes it difficult to assess our future performance. You should consider our business and prospects in light of the risks and difficulties we may encounter.

Our future success will depend in large part upon our ability to, among other things:

•	cost-effectively acquire new clients and engage with existing clients;

•	increase consumer awareness of our brand;

•	anticipate and respond to changing style trends and consumer preferences;

•	manage our inventory effectively;

•	successfully expand our offering and geographic reach;

•	compete effectively;

•	anticipate and respond to macroeconomic changes;

•	effectively manage our growth;

•	continue to enhance our personalization capabilities;

•	hire, integrate and retain talented people at all levels of our organization;

•	avoid interruptions in our business from information technology downtime, cybersecurity breaches or labor stoppages;

•	maintain the quality of our technology infrastructure;

•	develop new features to enhance the client experience; and

•	retain our existing merchandise vendors and attract new vendors.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business and our operating results will be adversely affected.

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. Since our inception, we have rapidly increased our employee headcount to support the growth of our business. The number of our employees increased from over 3,700 as of January 30, 2016 to over 5,800 as of July 29, 2017. We expect to add a significant number of employees during 2018. We have expanded across all areas of our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel, particularly in the San Francisco Bay Area where our headquarters are located. To attract top talent, we have had to offer, and believe we will need to continue to offer, competitive compensation and benefits packages before we can validate the productivity of those employees. We may also need to increase our employee compensation levels in response to competition. The risks associated with a rapidly growing workforce will be particularly acute if we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which may have an adverse effect on our business, financial condition and operating results.

We are also required to manage numerous relationships with various vendors and other third parties. Further growth of our operations, vendor base, fulfillment centers, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be adversely affected.

Our continued growth depends on attracting new clients.

Our success depends on our ability to attract new clients in a cost-effective manner. To expand our client base, we must appeal to and acquire clients who have historically used other means to purchase apparel, shoes and accessories, such as traditional brick-and-mortar apparel retailers or the websites of our competitors. We reach new clients through paid marketing, referral programs, organic word of mouth and other methods of discovery, such as mentions in the press or internet search engine results. We recently increased our paid marketing expenses by investing more in digital marketing and launching our first television advertising campaign. We expect to increase our spending on these and other paid marketing channels in the future and cannot be certain that these efforts will yield more clients or be cost-effective. Moreover, new clients may not purchase from us as frequently or spend as much with us as existing clients, and the revenue generated from new clients may not be as high as the revenue generated from our existing clients. These factors may harm our growth prospects and our business could be adversely affected.

We expect to increase our paid marketing to help grow our business, but these efforts may not be successful or cost-effective.

Promoting awareness of our service is important to our ability to grow our business, drive client engagement and to attract new clients. We believe that much of the growth in our client base during our first five years was originated from referrals, organic word of mouth and other methods of discovery, as our marketing efforts and expenditures were relatively limited. Recently, we increased our paid marketing initiatives and intend to continue to do so. Our marketing efforts currently include client referrals, affiliate programs, partnerships, display advertising, television, print, radio, video, content, direct mail, social media, email, mobile “push” communications, search engine optimization and keyword search campaigns. We have limited experience marketing our services using some of these methods. Our marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur.

We currently obtain a significant number of visits to our websites via organic search engine results. Search engines frequently change the algorithms that determine the ranking and display of results of a user’s search, which could reduce the number of organic visits to our websites, in turn reducing new client acquisition and adversely affecting our operating results.

Social networks are important as a source of new clients and as a means by which to connect with current clients, and such importance may be increasing. We may be unable to effectively maintain a presence within these networks, which could lead to lower than anticipated brand affinity and awareness, and in turn could adversely affect our operating results.

With respect to our email marketing efforts, if we are unable to successfully deliver emails to our clients or if clients do not engage with our emails, whether out of choice, because those emails are marked as low priority or spam or for other reasons, our business could be adversely affected.

If our marketing efforts are not successful in promoting awareness of our services, driving client engagement or attracting new clients, or if we are not able to cost-effectively manage our marketing expenses, our operating results will be adversely affected.

We may be unable to maintain a high level of engagement with our clients and increase their spending with us, which could harm our business, financial condition or operating results.

A high proportion of our revenue comes from repeat purchases by existing clients. If existing clients no longer find our service and merchandise appealing, they may make fewer purchases and may stop using our service. Even if our existing clients find our service and merchandise appealing, they may decide to receive fewer Fixes and purchase less merchandise over time as their demand for new apparel declines. A decrease in the number of our clients or a decrease in their spending on the merchandise we offer could negatively impact our operating results. Further, we believe that our future success will depend in part on our ability to increase sales to our existing clients over time and, if we are unable to do so, our business may suffer.

We must successfully gauge apparel trends and changing consumer preferences.

Our success is, in large part, dependent upon our ability to identify apparel trends, predict and gauge the tastes of our clients and provide merchandise that satisfies client demand in a timely manner. However, lead times for many of our purchasing decisions may make it difficult for us to respond rapidly to new or changing apparel trends or client acceptance of merchandise chosen by our merchandising buyers. We generally enter into purchase contracts significantly in advance of anticipated sales and frequently before apparel trends are confirmed by client purchases. In the past, we have not always predicted our clients’ preferences and acceptance levels of our merchandise with accuracy. Further, we use our data science to predict our clients’ preferences and gauge demand for our merchandise, and there is no guarantee that our data science and algorithms will accurately anticipate client demand and tastes. To the extent we misjudge the market for the merchandise we offer or fail to execute on trends and deliver attractive merchandise to clients, our sales will decline and our operating results will be adversely affected.

If we are unable to manage our inventory effectively, our operating results could be adversely affected.

To ensure timely delivery of merchandise, we generally enter into purchase contracts well in advance of a particular season and frequently before apparel trends are confirmed by client purchases. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. In the past, we have not always predicted our clients’ preferences and acceptance levels of our trend items with accuracy, which has resulted in significant inventory write offs and lower gross margins. We rely on our merchandising team to order styles and products that our clients will purchase and we rely on our data science to inform the levels of inventory we purchase, including when to reorder items that are selling well and when to write off items that are not selling well. If our merchandise team does not predict client demand and tastes well or if our algorithms do not help us reorder the right products or write off the right products timely, we may not effectively manage our inventory and our operating results could be adversely affected.

Our inability to develop and introduce new merchandise offerings in a timely and cost-effective manner may damage our business, financial condition and operating results.

The largest portion of our revenue today comes from the sale of Women’s apparel. From 2015 to 2017, we expanded our merchandise offering into categories including Petite, Maternity, Men’s and Plus, began offering different product types including shoes and accessories and expanded the number of brands we offer. We continue to explore additional offerings to serve our existing clients and to attract new clients. If the merchandise we offer is not accepted by our clients or does not attract new clients, our sales may fall short of expectations, our brand and reputation could be adversely affected and we may incur expenses that are not offset by sales. If the launch of a new category requires investments greater than we expect, our operating results could be adversely affected. Also, our business may be adversely affected if we are unable to attract brands and other merchandise vendors that produce sufficient high quality, appropriately priced and on-trend merchandise. Our current merchandise offerings have a range of margin profiles and we believe new offerings will also have a broad range of margin profiles that will affect our operating results. For example, to date, our Exclusive Brands have generally contributed higher margins and shoes, Men’s and Plus have generally contributed lower margins. Additionally, as we enter into new categories, we may not have as high of purchasing power as we do in our current offerings, which could increase our costs of goods sold and further reduce our margins. Expansion of our merchandise offerings may also strain our management and operational resources, specifically the need to hire and manage additional merchandise buyers to source new merchandise and to allocate new categories across our distribution network. We may also face greater competition in specific categories from companies that are more focused on these new areas. If any of these were to occur, it could damage our reputation, limit our growth and have an adverse effect on our operating results.

Our industry is highly competitive and if we do not compete effectively our operating results could be adversely affected.

The retail apparel industry is highly competitive. We compete with department stores, specialty retailers, discount chains, independent retail stores, the online offerings of these traditional retail competitors and eCommerce companies that market the same or similar merchandise and services that we offer. We believe our ability to compete depends on many factors within and beyond our control, including:

•	attracting new clients and engaging with existing clients;

•	our direct relationships with our clients and their willingness to share personal information with us;

•	further developing our data science capabilities;

•	maintaining favorable brand recognition and effectively marketing our services to clients;

•	delivering merchandise that each client perceives as personalized to him or her;

•	the amount, diversity and quality of brands and merchandise that we or our competitors offer;

•	our ability to expand and maintain appealing Exclusive Brands and exclusive to Stitch Fix merchandise;

•	the price at which we are able to offer our merchandise;

•	the speed and cost at which we can deliver merchandise to our clients and the ease with which they can use our services to return merchandise; and

•	anticipating and quickly responding to changing apparel trends and consumer shopping preferences.

Many of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, larger databases, greater financial, marketing, institutional and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater revenue and profits from their existing customer bases, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in apparel trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in the personalized retail market, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate revenue from their existing customer bases more effectively than we do. If we fail to execute on any of the above better than our competitors, our operating results may be adversely affected.

Our business depends on a strong brand and we may not be able to maintain our brand and reputation.

We believe that maintaining the Stitch Fix brand and reputation is critical to driving client engagement and attracting clients and merchandise vendors. Building our brand will depend largely on our ability to continue to provide our clients with valued personal styling services and high quality merchandise, which we may not do successfully. Client complaints or negative publicity about our styling services, merchandise, delivery times or client support, especially on social media platforms, could harm our reputation and diminish client use of our services, the trust that our clients place in Stitch Fix and vendor confidence in us.

Our brand depends in part on effective client support, which requires significant personnel expense. Failure to manage or train our client support representatives properly or inability to handle client complaints effectively could negatively affect our brand, reputation and operating results.

If we fail to cost-effectively promote and maintain the Stitch Fix brand, our business, financial condition and operating results may be adversely affected.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and operating results are subject to global economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth and declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Consumer purchases of discretionary items, including the merchandise that we offer, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence.

Adverse economic changes could reduce consumer confidence, and thereby could negatively affect our operating results. In challenging and uncertain economic environments, we cannot predict when macroeconomic uncertainty may arise, whether or when such circumstances may improve or worsen or what impact such circumstances could have on our business.

If we fail to attract and retain key personnel, or effectively manage succession, our business, financial condition and operating results could be adversely affected.

Our success, including our ability to anticipate and effectively respond to changing style trends and deliver a personalized styling experience, depends in part on our ability to attract and retain key personnel on our executive team and in our merchandising, algorithms, engineering, marketing, styling and other organizations. Competition for key personnel is strong, especially in the San Francisco Bay Area where our headquarters are located, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. We do not have long-term employment or non-competition agreements with any of our personnel. Senior employees have left Stitch Fix in the past and others may in the future, which we cannot necessarily anticipate and may not be able to promptly replace. If we are unable to retain, attract and motivate talented employees with the appropriate skills at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, we may not achieve our objectives and our business and operating results could be adversely affected. In addition, the loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. In particular, our Founder and Chief Executive Officer has unique and valuable experience leading our company from its inception through today. If she were to depart or otherwise reduce her focus on Stitch Fix, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team and other key employees.

We may not be able to sustain our revenue growth rate or profitability in the future.

Our recent revenue growth and past profitability should not be considered indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of reasons, which may include slowing demand for our merchandise and service, increasing competition, a decrease in the growth of our overall market, our failure to capitalize on growth opportunities or the maturation of our business.

We expect expenses to increase substantially in the near term, particularly as we make significant investments in our marketing initiatives, expand our operations and infrastructure, develop and introduce new merchandise offerings and hire additional personnel. As an investor in our Class A common stock, you should recognize that we may not always pursue short-term profits but are often focused on long-term growth and this may impact the return on your investment. In addition, in connection with operating as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our operating expenses, we may not be profitable in future periods.

Compromises of our data security could cause us to incur unexpected expenses and may materially harm our reputation and operating results.

In the ordinary course of our business, we and our vendors collect, process and store certain personal information and other data relating to individuals, such as our clients and employees, including client payment card information. We rely substantially on commercially available systems, software, tools and monitoring to provide security for our processing, transmission and storage of personal information and other confidential information. There can be no assurance, however, that we or our vendors will not suffer a data compromise, that hackers or other unauthorized parties will not gain access to personal information or other data, including payment card data or confidential business information or that any such data compromise or access will be discovered in a timely fashion. The techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, and we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our employees, contractors, vendors or other third parties with whom we do business may attempt to circumvent security measures in order to misappropriate such personal information, confidential information or other data, or may inadvertently release or compromise such data.

Compromise of our data security or of third parties with whom we do business, failure to prevent or mitigate the loss of personal or business information and delays in detecting or providing prompt notice of any such compromise or loss could disrupt our operations, damage our reputation and subject us to litigation, government action or other additional costs and liabilities that could adversely affect our business, financial condition and operating results.

Our use of personal information and other data subjects us to privacy laws and obligations, and our failure to comply with such obligations could harm our business.

We collect and maintain significant amounts of personal information and other data relating to our clients and employees. Numerous laws, rules and regulations in the United States and internationally govern privacy and the collection, use and protection of personal information, the scope of which is continually changing. These laws, rules and regulations evolve frequently and may be inconsistent from one jurisdiction to another or may be interpreted to conflict with our practices. Any failure or perceived failure by us or any third parties with which we do business to comply with these laws, rules and regulations, or with other obligations to which we may be or may become subject, may result in actions against us by governmental entities, private claims and litigations, fines, penalties or other liabilities. Any such action would be expensive to defend, would damage our reputation and adversely affect our business and operating results.

System interruptions that impair client access to our website or other performance failures in our technology infrastructure could damage our business.

The satisfactory performance, reliability and availability of our website, mobile application, internal applications and technology infrastructure are critical to our business. We rely on our website and mobile application to engage with our clients and sell them merchandise. We also rely on a host of internal custom-built applications to run critical business functions, such as styling, merchandise purchasing, warehouse operations and order fulfillment. In addition, we rely on a variety of third party, cloud-based solution vendors for key elements of our technology infrastructure. These systems are vulnerable to damage or interruption and we have experienced interruptions in the past. For example, in February 2017, as a result of an outage with Amazon Web Services, where much of our technology infrastructure is hosted, we experienced disruptions in applications that support our warehouse operations and order fulfillment that caused a temporary slowdown in the number of Fix shipments we were able to make. Interruptions may be caused by a variety of incidents, including human error, our failures to update or improve our proprietary systems, cyber-attacks, fire, flood, power loss or telecommunications failures. Any failure or interruption of our website, mobile application, internal business applications or our technology infrastructure could harm our ability to serve our clients, which would adversely affect our business and operating results.

Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.

In connection with the audit of our 2016 consolidated financial statements, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weakness identified in our internal control over financial reporting primarily related to our accounting and proprietary systems used in our financial reporting process not having the proper level of controls during 2016. As a result, journal entries were prepared and posted to our accounting system without an independent review. In addition, our proprietary systems lacked controls over access, program change management and computer operations that are needed to ensure access to financial data is adequately restricted to appropriate personnel. During 2017, we have taken, or plan to take, certain actions to remediate the material weakness, which include implementing an accounting system that has the ability to better manage segregation of duties and controls over the preparation and review of journal entries, and engaging external consultants to conduct a review of processes that involve financial data within our proprietary systems. This review includes the identification of potential risks, documentation of processes and recommendations for improvements. We are currently in the process of addressing the potential risks and improvement areas. However, we cannot assure you that the steps we are taking will be sufficient to remediate our material weakness or prevent future material weaknesses or significant deficiencies from occurring.

If we identify future material weaknesses in our internal controls over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our reputation, financial condition and operating results could suffer.

Expansion of our operations internationally will require management attention and resources, involves additional risks and may be unsuccessful.

We have no experience with operating internationally or selling our merchandise outside of the United States, and if we choose to expand internationally we would need to adapt to different local cultures, standards and policies. The business model we employ and the merchandise we currently offer may not appeal to consumers outside of the United States. Furthermore, to succeed with clients in international locations, it likely will be necessary to locate fulfillment centers in foreign markets and hire local employees in those international centers, and we may have to invest in these facilities before proving we can successfully run foreign operations. We may not be successful in expanding into international markets or in generating revenue from foreign operations for a variety of reasons, including:

•	localization of our merchandise offerings, including translation into foreign languages and adaptation for local practices;

•	different consumer demand dynamics, which may make our model and the merchandise we offer less successful compared to the United States;

•	competition from local incumbents that understand the local market and may operate more effectively;

•	regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, custom duties or other trade restrictions or any unexpected changes thereto;

•	laws and regulations regarding anti-bribery and anti-corruption compliance;

•	differing labor regulations where labor laws may be more advantageous to employees as compared to the United States and increased labor costs;

•	more stringent regulations relating to privacy and data security and access to, or use of, commercial and personal information, particularly in Europe;

•	changes in a specific country’s or region’s political or economic conditions; and

•	risks resulting from changes in currency exchange rates.

If we invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

Our business, including our costs and supply chain, is subject to risks associated with sourcing and manufacturing.

We source all of the merchandise we offer from third-party vendors, and as a result we may be subject to price fluctuations or demand disruptions. Our operating results would be negatively impacted by increases in the prices of our merchandise, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these news areas, which could lead to higher prices than we have historically seen in our current categories. We may not be able to pass increased prices on to clients, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used in the manufacture of the merchandise we offer, the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. For example, natural disasters have in the past increased raw material costs, impacting pricing with certain of our vendors, and caused shipping delays for certain of our merchandise. Any delays, interruption, damage to or increased costs in the manufacture of the merchandise we offer could result in higher prices to acquire the merchandise or non-delivery of merchandise altogether, and could adversely affect our operating results.

If we are unable to acquire new merchandise vendors or retain existing merchandise vendors, our operating results may be harmed.

As of July 29, 2017, we offered merchandise from more than 700 established and emerging brands. In order to continue to attract and retain quality merchandise brands, we must help merchandise vendors increase their sales and offer merchandise vendors a high quality, cost-effective fulfillment process.

If we do not continue to acquire new merchandise vendors or retain our existing merchandise vendors on acceptable commercial terms, we may not be able to maintain a broad selection of merchandise, and our operating results may suffer.

In addition, our Exclusive Brands are sourced from third-party vendors and contract manufacturers. The loss of one of our Exclusive Brand vendors could require us to source Exclusive Brand merchandise from another vendor or manufacturer, which could cause inventory delays, impact our clients’ experiences, and otherwise harm our operating results.

Any failure by us or our vendors to comply with product safety, labor or other laws, or our standard vendor terms and conditions, or to provide safe factory conditions for our or their workers may damage our reputation and brand and harm our business.

The merchandise we sell to our clients is subject to regulation by the Federal Consumer Product Safety Commission, the Federal Trade Commission and similar state and international regulatory authorities. As a result, such merchandise could be in the future subject to recalls and other remedial actions. Product safety, labeling and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased client service costs and legal expenses, which could have a material adverse effect on our operating results.

Some of the merchandise we sell may expose us to product liability claims and litigation or regulatory action relating to personal injury or environmental or property damage. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, some of our agreements with our vendors may not indemnify us from product liability for a particular vendor’s merchandise or our vendors may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

We purchase our merchandise from numerous domestic and international vendors. Our standard vendor terms and conditions require vendors to comply with applicable laws. We recently hired independent firms that are in the process of conducting social audits of the working conditions at the factories producing our Exclusive Brands. If an audit reveals potential problems, we require that the vendor institute corrective action plans to bring the factory into compliance with our standards, or we may discontinue our relationship with the vendor. Failure of our vendors to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs. In addition, the failure of any such vendors to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with clients or result in legal claims against us.

Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results.

We currently rely on three major vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact our operating results and our clients’ experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to clients may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism and similar factors. For example, strikes at major international shipping ports have in the past impacted our supply of inventory from our vendors. In addition, as a result of Hurricane Harvey in September 2017, one of our shipping vendors was unable to deliver Fixes to certain affected areas for several weeks, resulting in delivery delays and Fix cancellations. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process, our clients could become dissatisfied and cease using our services, which would adversely affect our business and operating results.

We are subject to payment-related risks.

We accept payments online via credit and debit cards, which subjects us to certain regulations and fraud, and we may in the future offer new payment options to clients that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our operating results. While we use a third party to process payments, we are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers. If we fail to comply with applicable rules and regulations, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If any of these events were to occur, our business, financial condition and operating results could be adversely affected.

We may incur significant losses from fraud.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a client did not authorize a purchase, merchant fraud and clients who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our operating results.

Unfavorable changes or failure by us to comply with evolving internet and eCommerce regulations could substantially harm our business and operating results.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and eCommerce. These regulations and laws may involve taxes, privacy and data security, consumer protection, the ability to collect and/or share necessary information that allows us to conduct business on the internet, marketing communications and advertising, content protection, electronic contracts or gift cards. Furthermore, the regulatory landscape impacting internet and eCommerce businesses is constantly evolving. For example, in 2010 California’s Automatic Renewal Law went into effect, requiring companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers. As a result, a wave of consumer class action lawsuits was brought against companies that offer online products and services on a subscription or recurring basis. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others, which could impact our operating results.

If we cannot successfully protect our intellectual property, our business would suffer.

We rely on trademark, copyright, trade secrets, patents, confidentiality agreements and other practices to protect our brands, proprietary information, technologies and processes. Our principal trademark assets include the registered trademarks “Stitch Fix” and “Fix,” multiple private label clothing and accessory brand names and our logos and taglines. Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. We also hold the rights to the “stitchfix.com” internet domain name and various other related domain names, which are subject to internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names in the United States or in other jurisdictions in which we may ultimately operate, our brand recognition and reputation would suffer, we would incur significant expense establishing new brands and our operating results would be adversely impacted.

We currently have no patents issued and have six patent applications pending in the United States. Our patent applications may never be granted. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property or survive a legal challenge. Our limited patent protection may restrict our ability to protect our technologies and processes from competition. We primarily rely on trade secret laws to protect our technologies and processes, including the algorithms we use throughout our business. Others may independently develop the same or similar technologies and processes, or may improperly acquire and use information about our technologies and processes, which may allow them to provide a service similar to ours, which could harm our competitive position.

We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.

We may be accused of infringing intellectual property rights of third parties.

We are also at risk of claims by others that we have infringed their copyrights, trademarks or patents, or improperly used or disclosed their trade secrets. The costs of supporting any litigation or disputes related to these claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. If any such claims is valid, we may be compelled to cease our use of such intellectual property and pay damages, which could adversely affect our business. Even if such claims were not valid, defending them could be expensive and distracting, adversely affecting our operating results.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our offering and adversely affect our operating results.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state retailers. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and operating results.

U.S. import taxation levels may increase and could harm our business.

Increases in taxes imposed on goods imported to the United States have been proposed by U.S. lawmakers and the President of the United States and, if enacted, may impede our growth and negatively affect our operating results. The substantial majority of our inventory is made outside of the United States and would be subject to increased taxation if new taxes on imports were imposed. Such taxes would increase the cost of our inventory and would raise retail prices of our merchandise to the extent we pass the increased costs on to clients, which could adversely affect our operating results.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our operating results.

We are subject to taxes in the United States. We record tax expense based on current tax liabilities and our estimates of future tax liabilities, which may include reserves for estimates of probable settlements of tax audits. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. Fluctuations in our tax obligations and effective tax rate could adversely affect our business, financial condition and operating results.

We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth and respond to business challenges, including the need to develop our services, expand our inventory, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

Our failure to adequately and effectively staff our fulfillment centers, through third parties or with our own employees, could adversely affect our client experience and operating results.

We currently receive and distribute merchandise at five fulfillment centers in the United States, one of which is operated by a third party. If we or our third-party partner are unable to adequately staff our fulfillment centers to meet demand or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, international expansion or other factors, our operating results could be harmed. In addition, operating fulfillment centers comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Any such issues may result in delays in shipping times or packing quality, and our reputation and operating results may be harmed.

By using a third-party operator for one of our fulfillment centers, we also face additional risks associated with not having complete control over operations at that fulfillment center. Any deterioration in the financial condition or operations of that operator, or the loss of that operator, would have significant impact on our operations.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary applications.

We use open source software in the applications we have developed to operate our business and will use open source software in the future. We may face claims from third parties demanding the release or license of the open source software or derivative works that we developed from such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. In addition, our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business and operating results.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past and may in the future become involved in private actions, collective actions, investigations and various other legal proceedings by clients, employees, suppliers, competitors, government agencies or others. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business could be harmed.

As part of our business strategy, we may acquire other companies or businesses. However, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Acquisitions involve numerous risks, any of which could harm our business and negatively affect our operating results, including:

•	difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•	difficulties in supporting and transitioning clients and suppliers, if any, of an acquired company;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

•	failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices, or employee or client issues;

•	risks of entering new markets in which we have limited or no experience;

•	potential loss of key employees, clients, vendors and suppliers from either our current business or an acquired company’s business;

•	inability to generate sufficient revenue to offset acquisition costs;

•	additional costs or equity dilution associated with funding the acquisition; and

•	possible write-offs or impairment charges relating to acquired businesses.

Our operating results could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

Our principal offices and one of our fulfillment centers are located in the San Francisco Bay Area, an area which has a history of earthquakes, and are thus vulnerable to damage. We also operate offices and fulfillment centers in other cities and states. Natural disasters, such as earthquakes, hurricanes, tornadoes, floods and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and fulfillment centers or the operations of one or more of our third-party providers or vendors. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to clients from or to the impacted region, and could impact our ability or the ability of third parties to operate our sites and ship merchandise. In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our business and operating results could be adversely affected.

Risks Relating to Our Initial Public Offering and Ownership of Our Class A Common Stock

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our Class A common stock will be determined through negotiations between the underwriters and us, and may vary from the market price of our Class A common stock following this offering. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our client base, the level of client engagement, revenue or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•	any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the significant voting control of our executive officers, directors and their affiliates;

•	additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many eCommerce and other technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

An active trading market for our Class A common stock may never develop or be sustained.

We will apply to list our Class A common stock on the                  under the symbol “            ”. However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired, or the prices that you may obtain for your shares.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees and service providers who obtain equity, sell or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Based on shares outstanding as of April 29, 2017, on the completion of this offering, we will have outstanding a total of              shares of Class A common stock and 86,918,374 shares of Class B common stock. This assumes no exercise of outstanding options and gives effect to the conversion of all of our outstanding shares of preferred stock into shares of Class B common stock, the issuance of 1,066,225 shares of Class B common stock upon the automatic exercise of outstanding preferred stock warrants in connection with this offering and the issuance of shares of Class A common stock on the completion of this offering. Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors, executive officers and other holders of substantially all our outstanding shares have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares for a period of 180 days after the date of this prospectus; provided that such restricted period will end with respect to 35% of the shares subject to each lock-up agreement if at any time beginning 90 days after the date of this prospectus (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price of our Class A common stock is at least 25% greater than the initial public offering price of our Class A common stock for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus; provided, further that if such restricted period ends during a trading black-out period, the restricted period will end one business day following the date that we announce our earnings results for the previous quarter. However, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire, all              shares outstanding as of April 29, 2017 (assuming the closing of the offering) will be eligible for sale in the public market, of which              shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

In addition, 7,623,600 shares of Class B common stock are subject to outstanding stock options as of April 29, 2017, and outstanding stock options to purchase an aggregate of 3,203,008 shares of Class B common stock were granted subsequent to April 29, 2017. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 of the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of Class A common stock subject to stock options outstanding and reserved for issuance under our stock plans. That registration statement will become effective immediately on filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreement described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our Class A common stock could decline.

The dual class structure of our common stock and the existing ownership of capital stock by our executive officers, directors and their affiliates will have the effect of concentrating voting control with our executive officers, directors and their affiliates, which will limit your ability to influence corporate matters.

Our Class B common stock has              votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Our existing stockholders, all of which hold shares of Class B common stock, will collectively beneficially own shares representing approximately     % of the voting power of our outstanding capital stock following the completion of this offering. Our directors and executive officers and their affiliates will collectively beneficially own, in the aggregate, shares representing approximately     % of the voting power of our outstanding capital stock immediately following the completion of this offering. As a result, the holders of our Class B common stock will be able to exercise considerable influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our Class A common stock.

We have broad discretion in how we may use the net proceeds from this offering, and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in applying the net proceeds we receive from this offering. We may use the net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures. We may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. We may also spend or invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed. Pending their use, the net proceeds from this offering may be invested in a way that does not produce income or that loses value.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A common stock to decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We do not currently intend to pay dividends on our Class A common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our Class A common stock.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to pay any cash dividends on our Class A common stock in the foreseeable future. As a result, any investment return our Class A common stock will depend upon increases in the value for our Class A common stock, which is not certain.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our Class A common stock.

Future issuances of shares of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in dilution to existing holders of our Class A common stock. Also, to the extent outstanding options and warrants to purchase our shares of our Class A or Class B common stock are exercised or options or other stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our Class A common stock. As a result, purchasers of our Class A common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of our Class A common stock and further dilute their ownership interest.

As of April 29, 2017, there were 7,623,600 shares of Class B common stock subject to outstanding options. In connection with this offering, all of the shares of Class A common stock issuable upon the conversion of shares of Class B common stock subject to outstanding options will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, and subject to compliance with applicable securities laws.

In addition, as of April 29, 2017, the holders of approximately 60,577,280 shares of our Class B common stock, on an as converted basis, including 1,066,225 shares of Class B common stock issuable upon the automatic exercise of outstanding preferred stock warrants in connection with this offering, have rights, subject to certain conditions, to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their shares of Class B common stock, or to include such shares in registration statements that we may file.

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of the                  and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. To address these challenges, we recently expanded our finance and accounting teams. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

If you purchase shares of our Class A common stock in our initial public offering, you will experience substantial and immediate dilution.

The assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. If you purchase shares of our Class A common stock in our initial public offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $         per share as of April 29, 2017, based on the initial public offering price of $         per share. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution when those holding options exercise their right to purchase common stock under our equity incentive plans or when we otherwise issue additional shares of our common stock. For more information, see “Dilution.”

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that directors may only be removed for cause;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	reflect the dual class structure of our common stock; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws, that will be in effect on the completion of this offering or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. For information regarding these and other provisions, see “Description of Capital Stock—Anti-Takeover Provisions.”

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation that will be in effect on the completion of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, expenses and other operating results;

•	our ability to sustain our profitability;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our ability to acquire new clients and successfully engage new and existing clients;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our ability to continue to collect meaningful data, improve our algorithms and provide personalized Fixes for our clients;

•	our ability to gauge apparel trends and changing consumer preferences;

•	our ability to maintain and expand relationships with our brand partners;

•	our ability to effectively manage our inventory;

•	our ability to advance our technological and data science capabilities, as well as our ability to use our technological and data science capabilities to drive efficiencies in our business;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our ability to effectively manage our growth, including any international expansion;

•	our ability to remediate our material weakness in our internal control over financial reporting;

•	our ability to protect our intellectual property rights and any costs associated therewith;

•	our ability to compete effectively with existing competitors and new market entrants; and

•	the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, such as those published by Euromonitor International Limited, or Euromonitor, or other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry data presented in this prospectus related to the size of the U.S. apparel, footwear and accessories market is based on data from Euromonitor, Retail and Apparel and Footwear, 2017 edition, RSP (retail selling price), current terms, and our analysis of such data. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, Euromonitor’s figures are based in part on official statistics, trade associations, trade press, company research, trade interviews and trade services, and as such have not been independently verified by Euromonitor in each case. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and other publicly available information.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full) based on an assumed initial public offering price of $             per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Class A common stock would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price of $             per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of April 29, 2017:

•	on an actual basis;

•	on a pro forma basis, giving effect to (i) the reclassification of our common stock into Class B common stock, (ii) the automatic conversion of all of our outstanding shares of convertible preferred stock into shares of Class B common stock in connection with this offering, (iii) the issuance of 1,066,225 shares of Class B common stock upon the automatic exercise of outstanding preferred stock warrants in connection with this offering and (iv) the filing and effectiveness of our amended and restated certificate of incorporation which will be in effect on the completion of this offering; and

•	on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	April 29, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share and per share amounts)
Cash	$112,040	$112,040	$

Convertible preferred stock, $0.00002 par value, 60,577,280 shares authorized, 59,511,055 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	42,222
Stockholders’ equity:
Preferred stock, $0.00002 par value, no shares authorized, issued, and outstanding, actual, and shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.00002 par value, 98,000,000 authorized, 26,341,094 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock, $0.00002 par value, no shares authorized, issued and outstanding, actual, shares authorized and no shares issued and outstanding, pro forma, shares authorized and shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.00002 par value, no shares authorized, issued and outstanding, actual, shares authorized and 86,918,374 shares issued and outstanding, pro forma and pro forma as adjusted	—	2
Additional paid-in capital	24,512	90,037
Retained earnings	39,365	39,365

Total stockholders’ equity	$63,877	$129,404	$

Total capitalization	$106,099	$129,404	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the assumed initial public offering price of $             per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and 86,918,374 shares of Class B common stock outstanding as of April 29, 2017, and excludes:

•	7,623,600 shares of Class B common stock issuable on the exercise of stock options outstanding as of April 29, 2017 under our 2011 Plan with a weighted-average exercise price of $2.61 per share;

•	3,203,008 shares of Class B common stock issuable upon the exercise of outstanding stock options issued after April 29, 2017 pursuant to our 2011 Plan with a weighted-average exercise price of $16.98 per share;

•	shares of Class A common stock reserved for future issuance under our 2017 Plan, which became effective on , 2017, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for issuance under our 2017 Plan and any shares underlying outstanding stock awards granted under our 2011 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•	shares of Class A common stock reserved for issuance under our ESPP, which will become effective on the date immediately prior to the date of the underwriting agreement related to this offering, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our pro forma net tangible book value as of April 29, 2017 was $             million, or $             per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of April 29, 2017, after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of 59,511,055 shares of Class B common stock and issuance of 1,066,225 shares of Class B common stock upon the automatic exercise of outstanding preferred stock warrants in connection with this offering.

After giving effect to the sale by us of                      shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of April 29, 2017 would have been $             million, or $         per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of April 29, 2017	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $         per share and increase (decrease) the dilution to new investors by $         per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         per share and decrease (increase) the dilution to new investors by approximately $         per share, in each case assuming the assumed initial public offering price of $         per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes, as of April 29, 2017, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders, and (ii) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	86,918,374		%			%
New investors

Totals		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and 86,918,374 shares of Class B common stock outstanding as of April 29, 2017, and excludes:

•	7,623,600 shares of Class B common stock issuable on the exercise of stock options outstanding as of April 29, 2017 under our 2011 Plan with a weighted-average exercise price of $2.61 per share;

•	3,203,008 shares of Class B common stock issuable upon the exercise of outstanding stock options issued after April 29, 2017 pursuant to our 2011 Plan with a weighted-average exercise price of $16.98 per share;

•	shares of Class A common stock reserved for future issuance under our 2017 Plan, which became effective on , 2017, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for issuance under our 2017 Plan and any shares underlying outstanding stock awards granted under our 2011 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•	shares of Class A common stock reserved for issuance under our ESPP, which will become effective on the date immediately prior to the date of the underwriting agreement related to this offering, as well as any future increases, including annual automatic increases, in the number of shares of Class A common stock reserved for future issuance under our ESPP.

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2011 Plan as of April 29, 2017 were exercised or settled, then our existing stockholders, including the holders of these options, would own         % and our new investors would own         % of the total number of shares of our Class A common stock and Class B common stock outstanding on the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated statement of operations data for 2016 and the selected consolidated balance sheet data as of July 30, 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for 2014 and 2015 and the selected consolidated balance sheet data as of August 2, 2014 and August 1, 2015 have been derived from our consolidated financial statements that are not included in this prospectus. The selected consolidated statements of operations data for the nine months ended April 30, 2016 and the nine months ended April 29, 2017 and the selected consolidated balance sheet data as of April 29, 2017 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the consolidated financial and other data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

				Nine Months Ended
	2014	2015	2016	April 30, 2016	April 29, 2017
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue, net	$73,227	$342,803	$730,313	$525,771	$718,854
Cost of goods sold	47,425	198,054	407,064	296,167	396,671

Gross profit	25,802	144,749	323,249	229,604	322,183

Selling, general and administrative expenses(1)(2)	30,242	108,562	259,021	182,367	290,753

Operating income (loss)	(4,440)	36,187	64,228	47,237	31,430
Remeasurement of preferred stock warrant liability	1,534	2,938	3,019	2,348	15,507
Other (income) expense, net	336	(2)	(13)	(6)	(25)

Income (loss) before income taxes	(6,310)	33,251	61,222	44,895	15,948
Provision for income taxes	23	12,322	28,041	20,741	12,035

Net income (loss)	$(6,333)	$20,929	$33,181	$24,154	$3,913

Net income (loss) attributable to common stockholders(3)
Basic	$(6,333)	$4,573	$8,211	$5,874	$580

Diluted	$(6,333)	$5,318	$9,496	$6,843	$648

Earnings (loss) per share attributable to common stockholders(3)
Basic	$(0.34)	$0.22	$0.36	$0.26	$0.02

Diluted	$(0.34)	$0.21	$0.34	$0.25	$0.02

Shares used to compute earnings (loss) per share attributable to common stockholders(3)
Basic	18,893,197	20,705,313	22,729,890	22,360,761	24,729,238

Diluted	18,893,197	25,452,912	27,882,844	27,684,646	28,988,334

				Nine Months Ended
	2014	2015	2016	April 30, 2016	April 29, 2017
	(in thousands, except share and per share data)
Pro forma earnings per share attributable to common stockholders(3)
Basic			$0.41		$0.09

Diluted			$0.38		$0.08

Shares used in computing pro forma earnings per share attributable to common stockholders(3)
Basic			83,307,170		85,306,518

Diluted			88,460,124		89,565,614

Other Financial and Operating Data:
Adjusted EBITDA(4)	$(3,791)	$42,126	$72,582	$54,359	$58,133
Non-GAAP net income (loss)(4)	$(4,422)	$29,033	$41,010	$31,312	$31,813
Active clients (as of period end)(5)	261	867	1,674	1,510	2,074

(1)	Includes stock-based compensation expense of $241,000, $743,000 and $1,850,000 for 2014, 2015 and 2016, respectively, and $1,345,000 and $2,147,000 for the nine months ended April 30, 2016 and the nine months ended April 29, 2017, respectively.
(2)	Includes compensation expense related to certain stock sales by current and former employees of $4,810,000 and $21,283,000 for 2016 and the nine months ended April 29, 2017, respectively.
(3)	See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings (loss) per share attributable to common stockholders, pro forma earnings per share and the weighted average number of shares used in the computation of the per share amounts.
(4)	See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and non-GAAP net income (loss), and their reconciliation to net income.
(5)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for information on how we define and calculate active clients.

	August 2, 2014	August 1, 2015	July 30, 2016	April 29, 2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$34,636	$68,449	$91,488	$112,040
Working capital(1)	28,684	41,615	63,199	69,880
Total assets	46,145	111,600	191,600	254,049
Convertible preferred stock	42,222	42,222	42,222	42,222
Total stockholders’ equity (deficit)	(12,945)	8,539	49,947	63,877

(1)	Working capital for all periods presented above is defined as current assets less current liabilities.

Non-GAAP Financial Measures

We report our financial results in accordance with generally accepted accounting principles in the United States, or GAAP. However, management believes that certain non-GAAP financial measures provide investors of our financial information with additional useful information in evaluating our performance. Management believes that excluding certain items that may vary substantially in frequency and magnitude period-to-period from net income provides useful supplemental measures that assist in evaluating our ability to generate earnings and to more readily compare these metrics between past and future periods. Management also believes that adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, and that such supplemental measure facilitates comparisons between companies. These non-GAAP financial measures may be different than similarly titled measures used by other companies. For instance, we do not exclude stock-based compensation expense from adjusted EBITDA or non-GAAP net income (loss). Stock-based compensation is an important part of how we attract and retain our employees, and we consider it to be a real cost of running the business.

Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are several limitations related to the use of our non-GAAP financial measures as compared to the closest comparable GAAP measures. Some of these limitations include:

•	our non-GAAP financial measures exclude compensation expense that we recognized related to certain stock sales by current and former employees;

•	our non-GAAP financial measures exclude the remeasurement of preferred stock warrant liability, which is a non-cash expense that will not recur in the periods following the period in which we complete this offering;

•	adjusted EBITDA also excludes the recurring, non-cash expenses of depreciation and amortization of property and equipment and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future; and

•	adjusted EBITDA does not reflect our tax provision that reduces cash available to us.

Adjusted EBITDA

Adjusted EBITDA is net income (loss) excluding other (income) expense, net, provision for income taxes, depreciation and amortization, the remeasurement of preferred stock warrant liability and compensation expense related to certain stock sales by current and former employees. The following table presents a reconciliation of net income (loss), the most comparable GAAP financial measure, to adjusted EBITDA for each of the periods presented:

				Nine Months Ended
	2014	2015	2016	April 30, 2016	April 29, 2017
	(in thousands)
Adjusted EBITDA reconciliation:
Net income (loss)	$(6,333)	$20,929	$33,181	$24,154	$3,913
Add (deduct):
Other (income) expense, net	336	(2)	(13)	(6)	(25)
Provision for income taxes	23	12,322	28,041	20,741	12,035
Depreciation and amortization	272	773	3,544	2,312	5,420
Remeasurement of preferred stock warrant liability	1,534	2,938	3,019	2,348	15,507
Compensation expense related to certain stock sales by current and former employees	377	5,166	4,810	4,810	21,283

Adjusted EBITDA	$(3,791)	$42,126	$72,582	$54,359	$58,133

Non-GAAP Net Income (Loss)

Non-GAAP net income (loss) is net income (loss) excluding the remeasurement of preferred stock warrant liability, compensation expense related to certain stock sales by current and former employees and their related tax impacts, if any. The following table presents a reconciliation of net income (loss), the most comparable GAAP financial measure, to non-GAAP net income (loss) for each of the periods presented:

				Nine Months Ended
	2014	2015	2016	April 30, 2016	April 29, 2017
	(in thousands)
Non-GAAP net income (loss) reconciliation:
Net income (loss)	$(6,333)	$20,929	$33,181	$24,154	$3,913
Add (deduct):
Remeasurement of preferred stock warrant liability	1,534	2,938	3,019	2,348	15,507
Compensation expense related to certain stock sales by current and former employees	377	5,166	4,810	4,810	21,283
Tax impact of non-GAAP adjustments(1)	—	—	—	—	(8,890)

Non-GAAP net income (loss)	$(4,422)	$29,033	$41,010	$31,312	$31,813

(1)	The income tax impact is calculated using the U.S. federal and state statutory tax rates applied to the non-GAAP adjustments. If the non-GAAP adjustments are treated as permanent items for tax purposes, there is no related non-GAAP tax impact.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

Stitch Fix is transforming the way people find what they love, one client at a time and one Fix at a time.

Stitch Fix was inspired by the vision of a client-first, client-centric new way of retail. What people buy and wear matters. When we serve our clients well, we help them discover and define their styles, we find jeans that fit and flatter their bodies, we reduce their anxiety and stress when getting ready in the morning, we give them time back in their lives to invest in themselves or spend with their families and we give them confidence in job interviews and on first dates. Most of all, we are fortunate to play a small part in our clients looking, feeling and ultimately being their best selves.

We are reinventing the shopping experience by delivering one-to-one personalization to our clients through the combination of data science and human judgment. This combination drives a better client experience and a more powerful business model than either element could deliver independently.

Our mission is to inspire our clients to look, feel and be their best selves. Our clients are happiest, and in turn our business succeeds, when we successfully personalize Fixes that meet their fit, style and price preferences. Since our founding in 2011, we have focused on developing a personal styling service that utilizes data science to transcend the traditional brick-and-mortar and eCommerce retail experience. In 2011, we launched our Women’s business. Since 2013, we have opened five fulfillment centers across the United States and have grown our stylist team to over 3,400 employees. By 2014, our business was generating positive operating cash flows, allowing us to expand into new categories. From 2015 to 2017, we entered into the Petite, Maternity, Men’s and Plus categories and began offering shoes and accessories.

Our stylists hand select items from a broad selection of merchandise. Stylists pair their own judgment with our analysis of client and merchandise data to provide a personalized shipment of apparel, shoes and accessories suited to each client’s needs. We call each of these unique shipments a Fix. Our clients may choose to schedule automatic shipments that arrive every two to three weeks or on a monthly, bi-monthly or quarterly cadence, or schedule a Fix on-demand. Clients can increase or decrease their desired Fix frequency at any time, and can select the exact date by which they want to receive a Fix. After receiving a Fix, our clients purchase the items they want to keep and return the other items. For each Fix, we charge clients a $20 styling fee that is credited towards the merchandise purchased. If the client chooses to keep all items in a Fix, she receives a 25% discount on her entire purchase.

We are successful when we are able to help clients find what they love again and again, creating long-term, trusted relationships. Our clients share personal information with us because they recognize that doing so will result in more personalized and successful experiences. Our data-driven understanding of our clients and merchandise, paired with the personal touch of our stylists, allows us to meet clients’ needs and adapt as their tastes and preferences evolve. As of April 29, 2017, we had 2,074,000 active clients. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for information on how we define and calculate active clients. In 2016 and for the nine months ended April 29, 2017, our repeat rate was 83% and 85%, respectively. We define repeat rate for a given period as the percentage of net revenue, excluding the impact of styling fees, sales tax, refunds, gift cards, referral credits and clearance sales, in that period recognized from clients who have ever previously checked out a Fix.

The very human experience that we deliver is powered by data science. Our data science capabilities consist of our rich data set and our proprietary algorithms, which fuel our business by enhancing the client experience and driving business model efficiencies. The vast majority of our client data is provided directly and explicitly by our clients, rather than inferred, scraped or obtained from other sources. We also gather extensive merchandise data, such as inseam, pocket shape, silhouette and fit. This large and growing data set provides the foundation for proprietary algorithms that we use throughout our business, including those that predict purchase behavior, forecast demand, optimize inventory and enable us to design new apparel. We believe our data science capabilities give us a significant competitive advantage, and as our data set grows, our algorithms become more powerful.

Our stylists leverage our data science through a custom-built, web-based styling application that provides recommendations from our broad selection of merchandise. Our stylists then apply their judgment to select what they believe to be the best items for each Fix. Our stylists provide a personal touch, offer styling advice and context to each item selected, and help us develop long-term relationships with our clients. Our stylists are U.S.-based employees, most of whom work part-time and remotely. The flexible working arrangement we have with stylists creates leverage in our business model by allowing us to easily scale our total stylist work time and manage capacity as Fix demand necessitates. Our stylists are not compensated based on commission because we want our stylists to best serve our clients, even if that means suggesting a less expensive item.

We maintain a broad range of product offerings to serve our clients. We offer both merchandise sourced from brand partners and our own Exclusive Brands. We use our data to inform the merchandise we buy and develop that will best suit our clients. We also use our data to manage and deploy that merchandise, resulting in favorable inventory turnover rates. We believe that we are a preferred channel and a powerful growth opportunity for our brand partners. Unlike many sales channels, we do not rely on discounts or promotions. We enable our brand partners to reach clients they may not have otherwise reached. Further, we provide our brand partners with insights based on client feedback that help our brand partners to improve and evolve their merchandise to better meet consumer demand.

We have developed an efficient logistics infrastructure. As of July 29, 2017, we had five fulfillment centers encompassing 1.8 million square feet of space, supported by over 1,500 full-time employees. We support our logistics network with proprietary algorithms to optimize inventory allocation, reduce shipping and fulfillment expenses and deliver Fixes quickly and efficiently to our clients. We inspect and re-deploy returned items quickly, to drive more favorable working capital. We believe we can create additional leverage in our logistics infrastructure through our operational and data science expertise.

We reach clients through a combination of word of mouth, referrals, advertising and other marketing efforts. We invest in marketing with the goal of attracting new clients, improving engagement with current clients and expanding our client closet share over time. As we continue to expand our marketing efforts, we plan to remain disciplined in measuring the return on advertising spend.

We believe our success in serving clients has resulted in our rapid and profitable growth. We have also been capital-efficient, having raised only $42.5 million of equity capital since inception. We have been net income positive on an annual basis since 2015, while continuing to make meaningful investments to drive growth. In 2015 and 2016, we reported $342.8 million and $730.3 million in revenue, respectively, representing year-over-year growth of 113.0%. As of August 1, 2015 and July 31, 2016, we had 867,000 active clients and 1,674,000 active clients, respectively, representing year-over-year growth of 93.1%. In 2015 and 2016, we reported $20.9 million and $33.2 million in net income, respectively, representing year-over-year growth of 58.5%. In 2015 and 2016, we reported $42.1 million and $72.6 million in adjusted EBITDA, respectively, representing year-over-year growth of 72.3%. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and its reconciliation to net income.

Key Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to measure our performance.

		Nine Months Ended
	2016	April 30, 2016	April 29, 2017
	(in thousands)
Adjusted EBITDA	$72,582	$54,359	$58,133
Non-GAAP net income	$41,010	$31,312	$31,813

Active clients (as of period end)	1,674	1,510	2,074

See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and non-GAAP net income and their reconciliation to net income.

Active Clients

We believe that the number of active clients is a key indicator of our growth and the overall health of our business. We define an active client as a client who checked out a Fix in the preceding 12-month period, measured as of the last date of that period. A client checks out a Fix when she indicates what items she is keeping through our mobile application or on our website.

Factors Affecting Our Performance

Client Acquisition and Engagement

To grow our business, we must continue to acquire clients and successfully engage them. We believe that implementing broad-based marketing strategies that increase our brand awareness has the potential to strengthen Stitch Fix as a national consumer brand, help us acquire new clients and drive revenue growth. As our business has achieved a greater scale and we are able to support a large and growing client base, we have increased our investments in marketing to take advantage of more marketing channels to profitably acquire clients. We expect to continue to make significant marketing investments to grow our business. We currently utilize both digital and offline channels to attract new visitors to our website or mobile app and subsequently convert them into clients. Our current marketing efforts include client referrals, affiliate programs, partnerships, display advertising, television, print, radio, video, content, direct mail, social media, email, mobile “push” communications, search engine optimization and keyword search campaigns.

To successfully acquire clients and increase engagement, we must also continue to improve the diversity of our offering. These efforts may include broadening our brand partnerships and expanding into new categories, product types, price points and geographies.

To help investors understand the relationships we build and engagement we have with our clients over time, we have included below a one-time disclosure showing cumulative net revenue from client groups, which we refer to as cohorts, who first ordered a Fix from us in 2014, 2015, 2016, the first half of 2016 or the first half of 2017. Our net revenue calculation excludes the impacts of styling fees, gift card sales, sales tax, refunds, referral credits and clearance sales.

The 52-week period comparison shows the amount, on average, that clients spent with us during their first year engaging with our service. Because 52-week data was not yet available for our 2017 cohort at the time of this prospectus, we also included a 26-week period comparison to show the purchasing behavior of clients who checked out their first Fix during the first half of 2017, after we began to invest more heavily in marketing, compared to the first half of 2016.

Each 52-week cohort represents the total cumulative net revenue from all clients who checked out their first Fix during the corresponding fiscal year, measured over a 52-week period starting with the calendar week of each client’s first Fix, divided by the total number of clients in the cohort.

•	The 2014 cohort includes all clients who checked out their first Fix between August 4, 2013 and August 2, 2014.

•	The 2015 cohort includes all clients who checked out their first Fix between August 3, 2014 and August 1, 2015.

•	The 2016 cohort includes all clients who checked out their first Fix between August 2, 2015 and July 30, 2016.

For example, if a client checked out her first Fix on July 28, 2015, she would be included in the 2015 cohort. The net revenue from all purchases she made beginning with her first Fix through July 23, 2016 (the last day of the 52nd calendar week following the calendar week of her first Fix) would be included in the cohort.

Each 26-week cohort represents the total cumulative net revenue from all clients who checked out their first Fix during the corresponding first 26 weeks of 2016 or 2017, measured over a 26-week period starting with the calendar week of each client’s first Fix, divided by the total number of clients in the cohort.

•	The first half 2016 cohort includes all clients who checked out their first Fix between August 2, 2015 and January 30, 2016.

•	The first half 2017 cohort includes all clients who checked out their first Fix between July 31, 2016 and January 28, 2017.

For example, if a client checked out her first Fix on January 28, 2017, she would be included in the first half 2017 cohort. The net revenue from all purchases she made beginning with her first Fix through July 22, 2017 (the last day of the 26th calendar week following the calendar week of her first Fix) would be included in the cohort.

Average 52-week revenue per client

Average 26-week revenue per client

While we believe these cohort analyses demonstrate our ability to consistently engage new clients and deliver value over time, as our client base, product offerings, and marketing spend change, we cannot be certain that future cohorts will maintain spend levels similar to those above.

Investment in our Operations and Infrastructure

To grow our client base and enhance our offering, we will incur additional expenses. We intend to leverage our data science and deep understanding of our clients’ needs to inform investments in operations and infrastructure. We anticipate that our expenses will increase as we continue to hire additional personnel and further advance our technological and data science capabilities. Moreover, we intend to make capital investments in our inventory, fulfillment centers and office space and logistics infrastructure as we launch new categories, expand internationally and drive operating efficiencies. We expect to increase our spending on these investments in the future and cannot be certain that these efforts will grow our client base or be cost-effective. However, we believe these strategies will yield positive returns in the long term.

Inventory Management

We leverage our data science to buy and manage our inventory, including merchandise assortment and fulfillment center optimization. To ensure sufficient availability of merchandise, we generally enter into purchase orders well in advance and frequently before apparel trends are confirmed by client purchases. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs and changes in inventory reserves that impact our gross margins. Because our merchandise assortment directly correlates to client success, we may at times optimize our inventory to prioritize long-term client success over short-term gross margin impact. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories or adding new fulfillment centers will require additional investments in inventory.

Merchandise Mix

We offer apparel, shoes and accessories across categories, brands, product types and price points. We currently serve our clients in the following categories: Women’s, Petite, Maternity, Men’s and Plus. We also carry a mix of third-party branded merchandise and our own Exclusive Brands. We also offer a wide variety of product types, including denim, dresses, blouses, skirts, shoes, jewelry and handbags. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, categories, brands, product types and price points do have a range of margin profiles. For example, our Exclusive Brands have generally contributed higher margin, and shoes have generally contributed lower margin. Shifts in merchandise mix driven by client demand may result in fluctuations in our gross margin from period to period.

Components of Results of Operations

Revenue

We generate revenue from the sale of merchandise. We charge a $20 nonrefundable upfront fee, referred to as a “styling fee,” that is applied against any merchandise purchased in the Fix. We deduct discounts, sales tax and estimated refunds to arrive at net revenue, which we refer to as revenue throughout this prospectus.

Cost of Goods Sold

Cost of goods sold consists of the costs of merchandise, expenses for shipping to and from clients and inbound freight, inventory write-offs and changes in our inventory reserve, payment processing fees and packaging materials costs. We expect our cost of goods sold to fluctuate as a percentage of revenue primarily due to how we manage our inventory and merchandise mix. Our classification of cost of goods sold may vary from other companies in our industry and may not be comparable.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation and benefits costs, including stock-based compensation expense, for our employees including our stylist, fulfillment center operations, data analytics, merchandising, engineering, client experience, marketing and corporate personnel. Selling, general and administrative expenses also include marketing and advertising costs, third-party logistics costs, facility costs for our fulfillment centers and offices, professional service fees, information technology costs and depreciation and amortization expense. We expect our selling, general and administrative expenses to increase in absolute dollars and to fluctuate as a percentage of revenue due to the anticipated growth of our business, increased marketing investments and additional costs associated with becoming a public company. Our classification of selling, general and administrative expenses may vary from other companies in our industry and may not be comparable.

Remeasurement of Preferred Stock Warrant Liability

We estimate the fair value of the preferred stock warrant liability at the end of each reporting period and recognize changes in the fair value through our statement of operations. We expect to remeasure the liability associated with these warrants each quarter until they are exercised. In connection with our initial public offering, all warrants will be automatically exercised for no consideration.

Provision for Income Taxes

Our provision for income taxes consists of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions and the valuation allowance against deferred tax assets, as applicable.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Nine Months Ended		Change
	April 30, 2016	April 29, 2017	Amount	%
Revenue, net	$525,771	$718,854	$193,083	36.7%
Cost of goods sold	296,167	396,671	100,504	33.9

Gross profit	229,604	322,183	92,579	40.3
Selling, general and administrative expenses	182,367	290,753	108,386	59.4

Operating income	47,237	31,430	(15,807)	(33.5)
Remeasurement of preferred stock warrant liability	2,348	15,507	13,159	560.4
Other income, net	(6)	(25)	(19)	*

Income before income taxes	44,895	15,948	(28,947)	(64.5)
Provision for income taxes	20,741	12,035	(8,706)	(42.0)

Net income	$24,154	$3,913	$(20,241)	(83.8)%

*	Not meaningful.

The following table sets forth the components of our results of operations as a percentage of revenue:

	Nine Months Ended
	April 30, 2016	April 29, 2017
Revenue, net	100.0%	100.0%
Cost of goods sold	56.3	55.2

Gross profit	43.7	44.8
Selling, general and administrative expenses	34.7	40.4

Operating income	9.0	4.4
Remeasurement of preferred stock warrant liability	0.5	2.2
Other income, net	(0.0)	(0.0)

Income before income taxes	8.5	2.2
Provision for income taxes	3.9	1.7

Net income	4.6%	0.5%

Comparison of the Nine Months ended April 30, 2016 and the Nine Months ended April 29, 2017

Revenue and Gross Margin

Revenue in the nine months ended April 29, 2017 increased by $193.1 million, or 36.7%, from revenue in the nine months ended April 30, 2016. The increase in revenue was primarily attributable to a 37.4% increase in active clients, which drove increased sales of merchandise.

Gross margin increased to 44.8% in the nine months ended April 29, 2017 from 43.7% in the nine months ended April 30, 2016. The increase was primarily attributable to improved inventory management. In the nine months ended April 30, 2016, we had higher inventory write-offs and a higher inventory provision.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in the nine months ended April 29, 2017 increased by $108.4 million, or 59.4%, from selling, general and administrative expenses in the nine months ended April 30, 2016. The increase in selling, general and administrative expenses was primarily attributable to a $53.2 million increase in compensation and benefits expenses as we increased our headcount, and a $16.5 million increase related to compensation expense recognized for certain stock sales by current and former employees. In addition, the increase was driven by $33.2 million in higher marketing spend as we expanded our television, online and radio advertising initiatives.

Remeasurement of Preferred Stock Warrant Liability

The change in the preferred stock warrant liability was due to an increase in the underlying fair value of our preferred stock.

Provision for Income Taxes

Our provision for income taxes reflects an effective tax rate of 46.2% and 75.5% for the nine months ended April 30, 2016 and the nine months ended April 29, 2017, respectively. Our effective tax rate and provision for income taxes increased from the nine months ended April 30, 2016 to the nine months ended April 29, 2017 primarily due to an increase in the nondeductible remeasurement of the preferred stock warrant liability partially offset by tax benefits of certain stock transactions.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected for the full year or any other period in the future. The following quarterly financial information should be read in conjunction with our audited consolidated financial statements and related notes included in this prospectus.

	Quarter Ended
	October 31, 2015	January 30, 2016	April 30, 2016	July 30, 2016	October 29, 2016	January 28, 2017	April 29, 2017
	(in thousands)
Consolidated Statements of Operations:
Revenue, net	$155,969	$175,796	$194,006	$204,542	$236,004	$237,775	$245,075
Cost of goods sold	85,048	102,235	108,884	110,897	125,926	131,053	139,692

Gross profit	70,921	73,561	85,122	93,645	110,078	106,722	105,383

Selling, general and administrative expenses	48,296	58,002	76,069	76,654	83,550	105,835	101,368

Operating income	22,625	15,559	9,053	16,991	26,528	887	4,015

Remeasurement of preferred stock warrant liability	993	1,060	295	671	1,503	1,146	12,858
Other income, net	(1)	(1)	(4)	(7)	(7)	(6)	(12)

(Loss) income before income taxes	21,633	14,500	8,762	16,327	25,032	(253)	(8,831)
Provision (benefit) for income taxes	9,011	6,174	5,556	7,300	11,789	(486)	732

Net (loss) income	$12,622	$8,326	$3,206	$9,027	$13,243	$233	$(9,563)

Other Financial and Operating Data:
Adjusted EBITDA	$23,080	$16,303	$14,976	$18,223	$27,989	$24,094	$6,050
Non-GAAP net income	$13,615	$9,386	$8,311	$9,698	$14,746	$13,772	$3,295
Active clients (as of period end)	1,085	1,283	1,510	1,674	1,847	1,920	2,074

The following table provides a reconciliation of net income to adjusted EBITDA:

	Quarter Ended
	October 31, 2015	January 30, 2016	April 30, 2016	July 30, 2016	October 29, 2016	January 28, 2017	April 29, 2017
	(in thousands)
Net (loss) income	$12,622	$8,326	$3,206	$9,027	$13,243	$233	$(9,563)
Add (deduct):
Other income, net	(1)	(1)	(4)	(7)	(7)	(6)	(12)
Provision (benefit) for income taxes	9,011	6,174	5,556	7,300	11,789	(486)	732
Depreciation and amortization	455	744	1,113	1,232	1,461	1,924	2,035
Remeasurement of preferred stock warrant liability	993	1,060	295	671	1,503	1,146	12,858
Compensation expense related to certain stock sales by current and former employees	—	—	4,810	—	—	21,283	—

Adjusted EBITDA	$23,080	$16,303	$14,976	$18,223	$27,989	$24,094	$6,050

The following table provides a reconciliation of net income to non-GAAP net income:

	Quarter Ended
	October 31, 2015	January 30, 2016	April 30, 2016	July 30, 2016	October 29, 2016	January 28, 2017	April 29, 2017
	(in thousands)
Net (loss) income	$12,622	$8,326	$3,206	$9,027	$13,243	$233	$(9,563)
Add (deduct):
Remeasurement of preferred stock warrant liability	993	1,060	295	671	1,503	1,146	12,858
Compensation expense related to certain stock sales by current and former employees	—	—	4,810	—	—	21,283	—
Tax impact of non-GAAP adjustments	—	—	—	—	—	(8,890)	—

Non-GAAP net income	$13,615	$9,386	$8,311	$9,698	$14,746	$13,772	$3,295

The following table sets forth components of results of operations as a percentage of revenue:

	Quarter Ended
	October 31, 2015	January 30, 2016	April 30, 2016	July 30, 2016	October 29, 2016	January 28, 2017	April 29, 2017
Consolidated Statements of Operations:
Revenue, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	54.5	58.2	56.1	54.2	53.4	55.1	57.0

Gross profit	45.5	41.8	43.9	45.8	46.6	44.9	43.0

Selling, general and administrative expenses	31.0	33.0	39.2	37.5	35.4	44.5	41.4

Operating income	14.5	8.8	4.7	8.3	11.2	0.4	1.6

Remeasurement of preferred stock warrant liability	0.6	0.6	0.2	0.3	0.6	0.5	5.2
Other income, net	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)

(Loss) income before income taxes	13.9	8.2	4.5	8.0	10.6	(0.1)	(3.6)
Provision (benefit) for income taxes	5.8	3.5	2.9	3.6	5.0	(0.2)	0.3

Net (loss) income	8.1%	4.7%	1.6%	4.4%	5.6%	0.1%	(3.9)%

Our quarterly revenue increased for all periods presented primarily due to increases in active clients. Our growth rate fluctuated from quarter to quarter and we expect that it will continue to do so because of a variety of factors, including the success of our marketing initiatives, our ability to match merchandise to client demand, the launch of new categories and product types, seasonality and economic cycles that influence retail apparel purchase trends. Seasonality in our business does not follow that of traditional retailers, such as typical concentration of revenue in the holiday quarter. For example, in the three months ended January 28, 2017, we experienced a lower quarter over quarter growth rate due to slower active client growth during the holiday season. This seasonality was less apparent in the three months ended January 30, 2016 due to the rapid growth of our business. Additionally, while we expect our revenue base to continue to expand, our revenue may increase at a lower rate as compared to our prior periods.

Our quarterly gross profit increased for all periods presented, except for the three months ended January 28, 2017 and the three months ended April 29, 2017. Our gross profit decreased in the three months ended January 28, 2017 as compared to the three months ended October 29, 2016 due to slower revenue growth over the holidays and increased inventory write-offs. Our gross profit decreased in the three months ended April 29, 2017 as compared to the three months ended January 28, 2017 primarily due to an increase in the inventory provision as a result of a higher balance of inventory. Our gross margin fluctuated from quarter to quarter primarily due to how we managed our inventory.

Our selling, general and administrative expenses increased for all periods presented, except for the three months ended April 29, 2017, primarily due to increased compensation and benefits as a result of growth in headcount as we continued to grow our business and higher marketing expenses. In addition, our selling, general and administrative expenses in the three months ended April 30, 2016 and January 28, 2017 was impacted by the compensation expense of $4.8 million and $21.3 million, respectively, related to certain stock sales by current and former employees which were discrete transactions. The decrease in selling, general and administrative expenses from the three months ended January 28, 2017 to the three months ended April 29, 2017 was a result of the $21.3 million discrete transaction recorded in the three months ended January 28, 2017. Excluding this discrete transaction, our selling, general and administrative expenses increased significantly in the three months ended April 29, 2017 due to increased marketing expenses as we expanded our television, online and radio advertising initiatives.

We had net income for all periods presented except for the three months ended April 29, 2017. Our net loss in the three months ended April 29, 2017 was driven by the $12.9 million expense related to the remeasurement of the preferred stock warrant liability due to an increase in the underlying fair value of our preferred stock. In addition, our net income in the three months ended April 30, 2016 and January 28, 2017 was impacted by the discrete transactions mentioned above.

We had positive adjusted EBITDA and non-GAAP net income for all periods presented. The decline in the three months ended April 29, 2017 for both adjusted EBITDA and non-GAAP net income was primarily due to increased marketing expenses as we expanded our television, online and radio advertising initiatives.

Liquidity and Capital Resources

Our principal sources of liquidity since inception have been our cash flows from operations, as well as the net proceeds we received through private sales of equity securities. We raised $42.5 million of equity capital in aggregate with our last round of financing completed in 2014. We have had positive and growing cash flows from operations since 2014. As of April 29, 2017, we had $112.0 million of cash. In addition, we had restricted cash of $9.4 million as of April 29, 2017, representing collateral for letters of credit for our leased properties.

Our primary use of cash includes operating costs such as merchandise purchases, compensation and benefits, marketing and other expenditures necessary to support our business growth. We have been able to fund these costs through our cash flows from operations since 2014 and expect to continue to do so. We believe our existing cash balances and cash flows from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.

The following table summarizes our cash flows for the periods indicated and our cash and working capital balances as of the end of the period:

	2016	Nine Months Ended
		April 30, 2016	April 29, 2017
	(in thousands)
Cash provided by operating activities	$45,116	$27,629	$35,989
Cash used in investing activities	(15,238)	(8,847)	(13,806)
Cash (used in) provided by financing activities	499	375	(2,285)

Net increase in cash and restricted cash	$30,377	$19,157	$19,898

Cash	$91,488	$78,268	$112,040
Working capital(1)	$63,199	$54,963	$69,880

(1)	Working capital for all periods presented above is defined as current assets less current liabilities.

Cash Provided by Operating Activities

Our cash provided by operating activities increased by $8.4 million between the nine months ended April 30, 2016 and the nine months ended April 29, 2017, which was primarily driven by a $9.8 million net change in operating assets and liabilities. The net change in operating assets and liabilities was primarily due to a $15.4 million increase related to improved inventory management, partially offset by $5.0 million of additional prepayments for goods and services to support our growth.

During 2016, cash provided by operating activities was $45.1 million which was primarily due to net income of $33.2 million and non-cash expenses of $13.2 million. The non-cash expenses were largely driven by a $4.8 million non-cash compensation expense related to a stock sale by an employee, a $5.9 million increase in our inventory reserve and depreciation and amortization of $3.5 million, partially offset by a $5.9 million increase in our deferred tax asset.

Cash Used in Investing Activities

Our cash used in investing activities increased by $5.0 million between the nine months ended April 30, 2016 and the nine months ended April 29, 2017, which was primarily due to the purchase of property and equipment as we expanded our fulfillment centers and offices.

During 2016, cash used in investing activities was $15.2 million due to the purchase of property and equipment primarily related to the expansion of our fulfillment centers and offices.

Cash Provided by (Used In) Financing Activities

Our cash used in financing activities increased by $2.7 million between the nine months ended April 30, 2016 and the nine months ended April 29, 2017, which was primarily due to $3.6 million for the repurchase of our common stock in a tender offer, partially offset by $0.9 million increase in proceeds from the issuance of common stock upon exercise of stock options.

Off-Balance Sheet Arrangements

We have not entered any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of July 30, 2016:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating leases	$104,930	$12,996	$31,725	$32,467	$27,742
Purchase commitments(1)	142,826	142,826	—	—	—
Unrecognized tax benefits(2)	—	—	—	—	—

Total contractual obligations	$247,756	$155,822	$31,725	$32,467	$27,742

(1)	Represents estimated open purchase orders to purchase inventory in the normal course of business.
(2)	Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, the related balances have not been included in the “Payments Due by Period” section of the table.

Quantitative and Qualitative Disclosures about Market Risk

Our cash is deposited in checking and savings accounts; therefore, we believe we are relatively insensitive to interest rate changes.

Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audit of our 2016 consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal controls primarily related to the accounting and proprietary systems used in our financial reporting process not having the proper level of controls during 2016. As a result, journal entries were prepared and posted to our accounting system without an independent review. In addition, our proprietary systems lacked controls over access, program change management and computer operations that are needed to ensure access to financial data is adequately restricted to appropriate personnel.

During 2017, we have taken, or plan to take, certain actions to remediate the material weakness, which include implementing an accounting system that has the ability to better manage segregation of duties and controls over the preparation and review of journal entries, and engaging external consultants to conduct a review of processes that involve financial data within our proprietary systems. This review includes identification of potential risks, documentation of processes and recommendations for improvement. We are currently in the process of addressing the potential risks and improvement areas.

See “Risk Factors—Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in material misstatement of our financial statements.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of our financial statements requires us to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The critical accounting policies, estimates and judgments that we believe to have the most significant impacts to our consolidated financial statements are described below.

Inventory

Inventory consists of finished goods, which are recorded at the lower of cost or net realizable value using the specific identification method. We establish a reserve for excess and slow-moving inventory we expect to write off based on historical trends. In addition, we estimate and accrue shrinkage and damage as a percentage of revenue based on historical trends. Inventory shrinkage and damage estimates are made to reduce the inventory value for lost, stolen or damaged items. If actual experience differs significantly from our estimates, our operating results could be adversely affected.

Stock-Based Compensation

We grant stock options to our employees, consultants and members of our board of directors and recognize stock-based compensation expense based on the fair value of stock options at grant date. We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires us to use certain estimates and assumptions such as:

•	Fair value of our common stock—estimated using the methodology as discussed below in Common Stock Valuation;

•	Expected volatility of our common stock—based on the volatility of comparable publicly-traded companies;

•	Expected term of our stock options—as we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we base our expected term on the simplified method, which represents the mid-point between the vesting date and the end of the contractual term;

•	Expected dividend yield—as we have not paid and do not anticipate paying dividends on our common stock, our expected dividend yield is 0%; and

•	Risk-free interest rates—based on the U.S. Treasury zero coupon notes in effect at the grant date with maturities equal to the expected terms of the options granted.

If any of the assumptions used in the Black-Scholes option-pricing model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

We record stock-based compensation expense net of estimated forfeitures so that expense is recorded for only those stock options that we expect to vest. We estimate forfeitures based on our historical forfeiture of stock options adjusted to reflect future changes in facts and circumstances, if any. We will revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates.

Common Stock Valuations

The valuation of our common stock was determined based on the guidelines outlined in the American Institute of Certified Public Accountants Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We considered objective and subjective factors to determine our best estimate of the fair value of our common stock including the following factors:

•	contemporaneous valuations of our common stock by an independent valuation specialist;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to the common stock;

•	the prices of our common stock in sale transactions;

•	our operating and financial performance and projections;

•	the likelihood of achieving a liquidity event, such as an initial public offering given internal company and external market condition;

•	the lack of marketability of our common stock;

•	the market multiples of comparable publicly traded companies; and

•	macroeconomic conditions and outlook.

In 2016 and through the three months ended October 29, 2016, the equity value of our business was determined using the market approach. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. The selection of our comparable industry peer companies requires us to make significant judgments as to the comparability of these companies to us. We considered several factors including business description, business size, market share, revenue model, development stage and historical operating results. The equity value was then allocated to the common stock using the Option Pricing Method, or OPM. The OPM treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the preferred shares liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.

Starting in the three months ended January 28, 2017, we began using a hybrid method, which is an application of the Probability Weighted Expected Return Method, or PWERM, in which at least one of the scenarios includes an OPM analysis. In our application of the hybrid method a discrete IPO scenario was weighted with an OPM analysis (intended to represent exit scenarios other than the defined IPO scenario). For the IPO scenario, our enterprise value was estimated using a market approach. The market approach estimated the fair value of our company by applying market multiples derived from companies that recently completed IPO transactions. We then applied an appropriate weighting to the results of each scenario to determine the per share fair value of our common stock. The determination of the weighting requires significant judgment including our overall expectations for a possible IPO.

Following this offering, it will not be necessary to determine the fair value of our common stock using this valuation approach as shares of our common stock will be traded in the public market.

Remeasurement of Preferred Stock Warrant Liability

Our preferred stock warrants are classified as liabilities and recorded at fair value at the end of each reporting period with the change in fair value recorded in the statements of operations. We expect to continue to remeasure these warrants until they are exercised. In connection with this offering, our warrants will be automatically exercised for no consideration. We estimate the fair value of our preferred stock using a methodology and assumptions that are consistent with those used in estimating the fair value of our common stock discussed above.

Income Taxes

We are subject to income taxes in the United States. We compute our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled.

Significant judgment is required in determining our uncertain tax positions. We continuously review issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of our tax liabilities. We evaluate uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step is, for those positions that meet the recognition criteria, to measure the tax benefit as the largest amount that is more than 50% likely of being realized. We believe our recorded tax liabilities are adequate to cover all open tax years based on our assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that our view as to the outcome of these matters changes, we will adjust income tax expense in the period in which such determination is made. We classify interest and penalties related to income taxes as income tax expense.

Revenue Recognition

While our revenue recognition does not involve significant judgment, it represents an important accounting policy. Revenue is recognized net of sales taxes, discounts and estimated refunds. We generate revenue when clients purchase merchandise, at which point we apply the nonrefundable upfront styling fee against the price of merchandise purchased. If none of the items within the Fix are purchased, we recognize the nonrefundable upfront styling fee as revenue at that time. If a client exchanges an item, we recognize revenue at the time the client receives the new item. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. Discounts are recorded as a reduction to revenue when merchandise is purchased. We record a refund reserve based on our historical refund patterns.

We sell gift cards to clients and establish a liability based on the face value of such gift cards. The liability is relieved and we recognize revenue upon redemption by our clients. For unredeemed gift cards, we will recognize revenue when the likelihood of gift card redemption becomes remote. To date, we have not recognized any revenue related to unredeemed gift cards as we believe we do not have sufficient historical data available to estimate the likelihood of redemption becoming remote.

JOBS Act Accounting Election

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, which amended the existing FASB Accounting Standards Codification. ASU 2014-09 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services and also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. We expect to adopt this standard in our first quarter of 2019. We are in the process of evaluating the impact this standard will have on our consolidated financial statements. As part of our process, we are still assessing the adoption methodology, which allows the amendment to be applied either retrospectively to each prior period presented or with the cumulative effect recognized as of the date of initial application.

In July 2015, the FASB issued ASU No. 2015-11, Inventory: Simplifying the Measurement of Inventory (Topic 330). The new guidance replaces the current inventory measurement requirement of lower of cost or market with the lower of cost or net realizable value. We early adopted this standard beginning in 2017 with no impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02, which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right to use asset for the right to use the underlying asset for the lease term. We expect to adopt this standard in our first quarter of 2020. We are currently evaluating the impact that this standard will have on our consolidated financial statements but we expect that it will result in a substantial increase in our long-term assets and liabilities.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share Based Payment Accounting (Topic 718), which simplifies the accounting and reporting of stock-based payment transactions, including adjustments to how excess tax benefits and payments for tax withholdings should be classified and provides the election to eliminate the estimate for forfeitures. We expect to adopt this standard in the first quarter of 2018 and are currently evaluating the impact that it will have on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740), which amends existing guidance on the recognition of current and deferred income tax impacts for intra-entity asset transfers other than inventory. This amendment should be applied on a modified retrospective basis. We expect to adopt this standard in 2019 and are currently evaluating the impact that it will have on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230), or ASU 2016-18. ASU 2016-18 requires that the statement of cash flows explains the change during the period in the total cash, cash equivalents and restricted cash. We early adopted this standard beginning in 2017 and have retroactively adjusted the consolidated statements of cash flows for all periods presented.

BUSINESS

Overview

Stitch Fix is transforming the way people find what they love, one client at a time and one Fix at a time.

Stitch Fix was inspired by the vision of a client-first, client-centric new way of retail. What people buy and wear matters. When we serve our clients well, we help them discover and define their styles, we find jeans that fit and flatter their bodies, we reduce their anxiety and stress when getting ready in the morning, we give them confidence in job interviews and on first dates and we give them time back in their lives to invest in themselves or spend with their families. Most of all, we are fortunate to play a small part in our clients looking, feeling and ultimately being their best selves.

We are reinventing the shopping experience by delivering one-to-one personalization to our clients through the combination of data science and human judgment. This combination drives a better client experience and a more powerful business model than either element could deliver independently.

Since our founding in 2011, we have helped millions of clients discover and buy what they love through personalized shipments of apparel, shoes and accessories, hand-selected by Stitch Fix stylists and delivered to our clients’ homes. We call each of these shipments a Fix. Clients can choose to schedule automatic shipments or order a Fix on-demand after they fill out a style profile on our website or mobile app. For each Fix, we charge clients a styling fee that is credited toward items they purchase. After receiving a Fix, our clients purchase the items they want to keep and return the other items, if any, at no additional charge.

Stitch Fix was founded with a focus on Women’s apparel. In our first few years, we were able to gain a deep understanding of our clients and merchandise and build the capability to listen to our clients, respond to feedback and deliver the experience of personalization. More recently, we have extended those capabilities into Petite, Maternity, Men’s and Plus apparel, as well as shoes and accessories. Our stylists leverage our data science and apply their own judgment to hand select apparel, shoes and accessories for our clients from a broad selection of merchandise.

We are successful when we are able to help clients find what they love again and again, creating long-term, trusted relationships. Our clients share personal information with us, including detailed style, size, fit and price preferences, as well as unique inputs, such as how often they dress for certain occasions or which parts of their bodies they like to flaunt or cover up. Our clients are motivated to share these personal details with us and provide us with ongoing feedback because they recognize that doing so will result in more personalized and successful experiences. This feedback also creates a valuable network effect by helping us to better serve other clients. As of April 29, 2017, we had 2,074,000 active clients. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for information on how we define and calculate active clients. In 2016 and for the nine months ended April 29, 2017, our repeat rate was 83% and 85%, respectively. We define repeat rate for a given period as the percentage of net revenue, excluding the impact of styling fees, sales tax, refunds, gift cards, referral credits and clearance sales, in that period recognized from clients who have ever previously checked out a Fix.

The very human experience that we deliver is powered by data science. Our data science capabilities consist of our rich data set and our proprietary algorithms, which fuel our business by enhancing the client experience and driving business model efficiencies. The vast majority of our client data is provided directly and explicitly by the client, rather than inferred, scraped or obtained from other sources. We also gather extensive merchandise data, such as inseam, pocket shape, silhouette and fit. This large and growing data set provides the foundation for proprietary algorithms that we use throughout our business, including those that predict purchase behavior, forecast demand, optimize inventory and enable us to design new apparel. We believe our data science capabilities give us a significant competitive advantage, and as our data set grows, our algorithms become more powerful.

Our stylists leverage our data science through a custom-built, web-based styling application that provides recommendations from our broad selection of merchandise. Our stylists then apply their judgment to select what they believe to be the best items for each Fix. Our stylists provide a personal touch, offer styling advice and context to each item selected and help us develop long-term relationships with our clients.

We offer merchandise across multiple price points and styles from over 700 brands, including established and emerging brands, as well as our own private labels, which we call Exclusive Brands. Many of our brand partners also design and supply items exclusively for our clients.

We have scaled our business rapidly, profitably and in a capital-efficient manner, having raised only $42.5 million of equity capital since inception. We have been net income positive on an annual basis since 2015, while continuing to make meaningful investments to drive growth. In 2015 and 2016, we reported $342.8 million and $730.3 million in revenue, respectively, representing year-over-year growth of 113.0%. As of August 1, 2015 and July 31, 2016, we had 867,000 active clients and 1,674,000 active clients, respectively, representing year-over-year growth of 93.1%. In 2015 and 2016, we reported $20.9 million and $33.2 million in net income, respectively, representing year-over-year growth of 58.5%. In 2015 and 2016, we reported $42.1 million and $72.6 million in adjusted EBITDA, respectively, representing year-over-year growth of 72.3%. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and its reconciliation to net income.

Industry Overview

Technology is Driving Transformation Across Industries

Technological innovation has profoundly impacted how consumers discover and purchase products, forcing businesses to adapt to engage effectively with consumers. We believe that new business models that embrace these changes and truly focus on the consumer will be the winners in this changing environment.

The Apparel, Shoes and Accessories Market is Massive but Many Retailers have Failed to Adapt to Changing Consumer Behavior

The U.S. apparel, shoes and accessories market is large, but we believe many brick-and-mortar retailers have failed to adapt to evolving consumer preferences. Euromonitor, a consumer market research company, estimated that the U.S. apparel, footwear and accessories market was $353 billion in calendar 2016. Euromonitor expects this market to grow to $421 billion by calendar 2021, a compound annual growth rate, or CAGR, of 3.6%.

Historically, brick-and-mortar retailers have been the primary source of apparel, shoes and accessories sales in the United States. Over time, brick-and-mortar retail has changed and the era of salespersons who know each customer on a personal level has passed. We believe many of today’s consumers view the traditional retail experience as impersonal, time-consuming and inconvenient. This has led to financial difficulties, bankruptcies and store closures for many major department stores, specialty retailers and retail chains. For example, Macy’s, one of the largest department stores in the United States, announced in August 2016 its intent to close approximately 100, or 11%, of its stores and Michael Kors, a specialty retailer, announced in May 2017 its intent to close at least 100, or 12%, of its stores. The struggles of traditional retailers are also reflected in broader market data. According to the U.S. Census Bureau, average monthly department store sales declined $6.4 billion, or 33%, from calendar 2000 to calendar 2016.

eCommerce is Growing, but has Further Depersonalized the Shopping Experience

The internet has created new opportunities for consumers to shop for apparel. eCommerce continues to take market share from brick-and-mortar retail. Euromonitor estimated that the eCommerce portion of the U.S.

apparel, footwear and accessories market was $55 billion in calendar 2016. Euromonitor expects the eCommerce portion of this market to grow to $94 billion by calendar 2021, a CAGR of 11.4%. This represents an expansion of eCommerce penetration of the U.S. apparel, footwear and accessories market from 15.5% of $353 billion in calendar 2016 to 22.3% of $421 billion in calendar 2021.

The first wave of eCommerce companies prioritized low price and fast delivery. This transaction-focused model is well-suited for commoditized products and when consumers already know what they want. However, we believe eCommerce companies often fall short when consumers do not know what they want and price and delivery speed are not the primary decision drivers. There is an overwhelming selection of apparel, shoes and accessories available to consumers online, and searches and filters are poor tools when it comes to finding items that fit one’s style, figure and occasion. eCommerce companies also lack the critical personal touchpoints necessary to help consumers find what they love, further depersonalizing the shopping experience.

Personalization is the Next Wave

To be relevant today, retailers must find a way to connect with consumers on a personal level and fit conveniently into their lifestyles. Personalization in retail can be difficult and nuanced, as consumers consider many factors that can be difficult to articulate, including style, size, fit, feel and occasion. We believe that an intelligent combination of data science and human judgment is required to deliver the personalized retail experience that consumers seek.

Our Offering

Stitch Fix combines data science and human judgment to deliver one-to-one personalization to our clients at scale. We help millions of clients discover and buy what they love through data-driven, personalized, hand-selected shipments of apparel, shoes and accessories.

Our Data Science Advantage

Our data science capabilities fuel our business. These capabilities consist of our rich and growing set of detailed client and merchandise data and our proprietary algorithms. We use data science throughout our business, including to style our clients, predict purchase behavior, forecast demand, optimize inventory and design new apparel.

Our data set is particularly powerful because:

•	the vast majority of our client data is provided directly and explicitly by the client, rather than inferred, scraped or obtained from other sources;

•	our clients are motivated to provide us with relevant personal data, both at initial signup and over time as they use our service, because they trust it will improve their Fixes; and

•	our merchandise data tracks dimensions that enable us to predict purchase behavior and deliver more personalized Fixes.

On average, each client directly provides us with over 85 meaningful data points through his or her style profile, including detailed style, size, fit and price preferences, as well as unique inputs such as how often he or she dresses for certain occasions or which parts of his or her body a client likes to flaunt or cover up. Over time, through their feedback on Fixes they receive, clients share additional information about their preferences as well as detailed data about both the merchandise they keep and return. Historically, over 85% of shipments have resulted in direct client feedback. This feedback loop drives important network effects, as our client-provided data informs not only our personalization capabilities for the specific client, but also helps us better serve other clients.

We believe our proprietary merchandise data set is differentiated from other retailers. We encode each of our SKUs with many information attributes to help our algorithms make better recommendations for our clients. The information we store for each SKU includes:

•	basic data, such as brand, size, color, pattern, silhouette and material;

•	item measurements, such as length, width, diameter of sleeve opening and distance from collar to first button;

•	nuanced descriptors, such as how appropriate the piece is for a client that prefers preppy clothing or whether it is appropriate for a formal event; and

•	client feedback, such as how the item fit a 5’10” client or how popular the piece is with young mothers.

Our algorithms use our data set to match merchandise to each of our clients. For every combination of client and merchandise, we compute the probability the client will keep that item based on her and other clients’ preferences and purchase history as well as the attributes and past performance of the merchandise. For example, our Delila embroidery neckline knit top is purchased 52% of the time it is included in a Fix. However, for a particular client for whom it is well suited, our algorithms may predict she is 80% likely to purchase the item if it were included in her Fix. This allows us to more efficiently tailor every Fix to each client’s specific preferences.

Pairing Data Science with Human Judgment

The combination of data science and human judgment drives a better client experience and a more powerful business model than either element could deliver independently. Our advanced data science capabilities harness the power of our data for our stylists by generating predictive recommendations to streamline our stylists’ individualized curation process. Stylists add a critical layer of contextual, human decision making that augments and improves our algorithms’ selections and ultimately produces a better, more personalized Fix for each client.

Our Differentiated Value Proposition

Our Value Proposition to Clients

Our clients love our service for many reasons. We help clients find apparel, shoes and accessories that they love in a way that is convenient and fun. We save our clients time by doing the shopping, delivering Fixes right to their homes, allowing them to try on merchandise in the comfort of their homes and in the context of their own closets and making the return process simple. Our expert styling service connects each client to a professional who will understand her fashion needs, hand select items personalized to her and offer her ongoing style advice. Clients also value the quality and diversity of our merchandise as we deliver the familiar brands they know, offer items they can’t find anywhere else and expand their fashion palette by exposing them to new brands and styles they might not have tried if they shopped for themselves. We often hear from clients that we have helped them find the perfect pair of jeans or discover a dress silhouette they never would have selected for themselves. In these situations, not only is our service more convenient, it is in fact more effective at helping clients find what they love. We proudly style men and women across ages, sizes, tastes, geographies and price preferences.

Our Value Proposition to Brand Partners

We believe that we are a preferred channel and a powerful growth opportunity for our brand partners. Unlike many sales channels, we do not rely on discounts or promotions. Also, by introducing our clients to brands they may not have shopped for, we help our brand partners reach clients they may not have otherwise reached. Further, we provide our brand partners with insights based on client feedback that help our brand partners improve and evolve their merchandise to better meet consumer demand.

Our Strengths

Since we were founded in 2011, we have shipped millions of Fixes to clients throughout the United States. We have achieved this success due to our following key strengths:

Our Rich Client and Merchandise Data. We believe that we are the only company that has successfully combined rich client data with detailed merchandise data to provide a personalized shopping experience. Our data set provides meaningful, predictive insight for each client and benefits from a perpetual feedback loop that drives powerful network effects. On average, each client directly provides us with over 85 meaningful data points through his or her style profile. Clients continue to provide feedback on an ongoing basis through our checkout surveys, their written feedback and updates to their style profile. We also receive data implicitly through the items that clients keep and those that they return. Further, we gather extensive data associated with each piece of inventory that we buy or create, such as inseam, pocket shape, silhouette and fit. This data set provides us with unique insights that allow us to continue refining and improving the shopping experience for our clients.

Our Expert Data Science Team and Proprietary and Predictive Algorithms. Our high-caliber data science team consists of more than 75 members, the majority of whom have Ph.Ds. This team has developed proprietary algorithms that we use across our business to take advantage of our large data set. These algorithms enable us to better style our clients, predict purchase behavior, forecast demand, optimize inventory and design new apparel.

Our 3,400+ Stylist Organization. Our stylist organization consists of over 3,400 passionate and creative employees. Stylists deliver the critical human component required to build one-to-one relationships, make better recommendations and provide a highly personalized experience for each client. By arming our stylists with algorithmic recommendations based on highly actionable proprietary data in addition to specific client requests and feedback, we enable the critical human contribution to personalize each Fix.

Our Unique Combination of Data Science and Human Judgment. The combination of humans, data and algorithms drives a better client experience and a more powerful business model than any of these elements can deliver independently. Humans are typically better than algorithms at creativity, improvisation, curation and empathy, while algorithms are typically better at performing repeatable functions and calculations at scale with large volumes of data. We employ the best of what humans, data and algorithms can provide. We believe the result of this unique combination is much greater than the sum of its parts, gives us a superior business model and enables us to offer true one-to-one personalization to our clients at scale.

Our Strategy

We aim to transform the way people find what they love. We plan to achieve this goal by continuing to:

Expand Our Relationships with Existing Clients. Because our clients share personal data and feedback, we can continuously improve the personalization of our offering, better meet our diverse clients’ preferences and build long-term relationships. We intend to seek ways to better serve our existing clients by:

•	developing new and novel ways for our clients to engage with us through social media, mobile apps and other channels;

•	broadening our selection of stylish, high quality merchandise through our brand partners, including items that are exclusive to Stitch Fix, and our own Exclusive Brands; and

•	investing in our data science and technology platform to advance our personalization capabilities.

These initiatives will be designed to improve client engagement and satisfaction and expand our client closet share over time.

Acquire New Clients. To date, we have focused on Women’s, Petite, Maternity, Men’s and Plus categories in the United States. We believe there is significant opportunity to attract new clients in these categories. We intend to increase brand awareness and cost-effectively reach new clients through a combination of word of mouth, referrals, advertising and other marketing efforts.

Expand Our Addressable Market. Our data science capabilities and powerful business model have enabled us to successfully expand from the Women’s category into multiple new categories, such as Petite, Maternity, Men’s and Plus, and product types such as shoes and accessories. We expect to continue expanding into new categories and product types, and we may also expand into new geographies. We plan to continue to leverage our data science and infrastructure from our existing categories and product types to expand quickly and in a capital-efficient manner.

How It Works

Our Client Offering: The Fix

A Fix is a Stitch Fix-branded box containing a combination of apparel, shoes and accessories personally selected for a client by her Stitch Fix stylist and delivered to the client for her to try on in the comfort of her own home. She can keep some, all or none of the items in the Fix and easily return any items in a postage-prepaid bag provided in the Fix. One of our stylists individually selects each item in a Fix for a client from a broad selection of merchandise recommended to the stylist by our algorithms. These algorithmic recommendations are based on the client’s personal style profile, her own order behavior, the aggregate historical behavior of our client base and the aggregate historical data we have collected on each item of merchandise we have available.

We alleviate many of the pain points clients experience in their existing shopping experience. We provide clients with the convenience of trying on clothes in the comfort of their own homes and in the context of their own closets prior to making a purchase decision. We offer our clients selections from a broad variety of merchandise and brands that are personalized to meet their individual style, size, fit and price preferences. We also enable clients to discover new brands and explore new styles that they may never have found while shopping on their own.

The Client Experience

Our clients are motivated to share personal details with us and to give us ongoing feedback about their individual style, size, fit and price preferences because they recognize that doing so will result in more personalized and successful experiences. We have numerous touch points with our clients. Before a client receives his or her first Fix, he or she shares the following information with us:

•	Style profile. Upon registering, each client fills out a style profile on either our website or mobile application. The style profile allows us to introduce ourselves to a client, initiate a dialogue and start gathering data. A client can update his or her profile at any time. The style profile is a questionnaire through which they give us highly personal information, such as:

•	style, size, fit and price preferences;

•	preferred and disliked colors, patterns and fabrics;

•	how often he or she would like to receive items specific to various occasions, such as for work, a date night or casual weekends;

•	how adventurous he or she would like the items in his or her Fix to be;

•	personal details, such as which parts of his or her body he or she prefers to flaunt or cover-up, or if she is pregnant and interested in maternity clothing; and

•	links to social media accounts to give us a more comprehensive view of his or her individual style preferences.

•	Personal note to stylist. Each client can share a personal note with his or her stylist when placing a Fix order or after receiving a Fix. For example, a client might request shoes for a friend’s wedding or shorts for an upcoming vacation. These personal notes enable us to better personalize a Fix. Some clients share notes with us regularly, forming relationships over several years and spanning life milestones, such as marriage or the birth of a child.

After completing her initial style profile, a client chooses her preferred order frequency and can select the exact date by which she wants to receive her Fix. We currently offer two types of Fix scheduling:

•	Auto-ship. A client can elect to auto-ship Fixes every two to three weeks, monthly, bi-monthly or quarterly.

•	On-demand. Our on-demand option allows clients to schedule a one-time Fix at any time, either instead of or in addition to utilizing the auto-ship option. An on-demand client is prompted to schedule her next Fix each time she checks out, but is not obligated to do so.

We recognize that our clients have different needs, so our Fix frequency options are another way that we personalize the client experience. Each client can increase or decrease the Fix frequency at any time, and can also easily reschedule any given shipment to better accommodate her needs. Each Fix is delivered to the client’s address of choice.

In addition to a personalized selection of apparel, shoes and accessories, each Fix also includes a personal note from the stylist and a style card to provide clients with outfit ideas for each item.

Opening up a Fix is a treasured moment for our clients. Our clients often post videos, photos and testimonials on social media and their personal blogs to capture their excitement when unboxing their Fixes. We are proud to have created a community of clients who are excited to share what they receive in their Fixes.

Once a client decides which items she wishes to keep she can easily check out and pick the delivery date for her next Fix via our website or mobile application.

During the checkout process, each client is invited to provide feedback about the fit, price, style and quality of the items received. The client can return the items she does not want or exchange items for a different size if available, using the postage-prepaid bag delivered in her Fix. We request that clients return items to us that they do not wish to purchase within three calendar days of receiving a Fix.

We charge clients a $20 styling fee for each Fix, which is credited toward the merchandise purchased. If the client chooses to keep all items, she receives a 25% discount on the entire shipment. Historically, over 85% of shipments have resulted in direct client feedback. This feedback informs both our algorithms and stylists to improve each future Fix.

Images on the following pages illustrate elements of our men’s style profile.

Men’s Style Profile: Size

Are you a parent?
Yes
No
What sizes do you typically wear?
SHIRT
M
WAIST
31
INSEAM
32
BLAZER
I don't know
SHOE
10.5
How would you describe your body type?
SLIM
AVERAGE
ATHLETIC

Men’s Style Profile: Fit

How long do you prefer your shorts?

Select all that apply.

AT THE KNEE

At or below the knee

ABOVE KNEE

Right above the knee

LOWER THIGH

2 inches above the knee

Do you have any fit challenges?

SHIRT COLLAR

Too tight	No issue	**Too loose**

SHIRT SHOULDER

Too tight	No issue	**Too loose**

SLEEVE LENGTH

Too short	No issue	**Too long**

PANT LEG

Too tight	**No issue**	Too loose

PANT LENGTH

Too short	**No issue**	Too long

Men’s Style Profile: Style

Which outfits would you wear?
Select all that apply.

Our Data Science

Our Unique Data Set

We believe we are the only company that has successfully combined rich client data with detailed merchandise data to provide a personalized shopping experience for consumers. Clients directly provide us with meaningful data about themselves, such as style, size, fit and price preferences, when they complete their initial style profile and provide additional rich data about themselves and the merchandise they receive through the feedback they provide after receiving a Fix. Our clients are motivated to provide us with this detailed information because they recognize that doing so will result in a more personalized and successful experience This perpetual feedback loop drives important network effects, as our client-provided data informs not only our personalization capabilities for the specific client, but also helps us better serve other clients. For example, a client may tell us in her feedback from a Fix that a size small blouse was the right size, but fit too tight in the shoulders. Based on the detailed information we know about that client’s body proportions and fit preferences and the item specific merchandise data we gather about the blouse, our stylists, informed by our algorithms’ recommendations, will not recommend that blouse to clients with similar body proportions and fit preferences. We believe our client feedback loop and its corresponding network effects ultimately contribute to better personalization for all of our clients.

Our Proprietary Algorithms

We use data science to both enhance the client experience and optimize our business model efficiency. Our business model leverages proprietary algorithms, developed by our team of over 75 data scientists, that are utilized across our business, including in recommendation systems, human computation, resource management, inventory management and apparel design. Experimentation and algorithm development are deeply ingrained in our business. As our data set grows, our algorithms become more powerful. Our proprietary algorithms include:

Client Experience Algorithms

•	Styling algorithm. For each Fix, our proprietary algorithms analyze client-level, item-level and Fix-level data to match the client’s preferences with our available inventory. The algorithm assigns each available item a score that reflects the probability that the client will like that item. The best matches are presented as options in the web-based styling application, and the stylist then provides the final, human layer of judgment to select the items that the client receives in his or her Fix.

•	New style development. Our algorithms identify client needs that are underserved or unmet in the market, whether that is finding the perfect fitting blouse at the right price point or a comfortable yet stylish t-shirt off season. Once a particular need is identified, our new style development algorithms work to create a solution to that need. The algorithms disaggregate various popular attributes of the item of apparel, such as collar design, sleeve length, pocket angle, color, pattern and fabric, and then recombine these traits into apparel items in order to meet these needs and provide new design recommendations for our Exclusive Brands. Developing exclusive items using our algorithms increases our ability to delight clients with stylish and properly-fitting merchandise at the right price points.

•	Stylist assignment. Our matchmaking algorithms optimize which of our available stylists will be best able to serve a client based on the particular characteristics of each client and stylist. The matching process is a complex function of the history between the client and stylist (if any), and affinities we may detect between a client and a stylist, such as the client’s stated and latent style preferences compared with those of the stylist, geographic proximity or demographic profile.

Business Model Efficiency Algorithms

•

Demand forecasting. Our algorithms analyze our database of current and historical client data to understand our clients’ needs over time, including preferences, lifestyle, life stage and satisfaction. Our algorithms forecast demand for specific categories, product types, styles, patterns and brands to help us meet our clients’ needs effectively while enabling us to minimize excess supply and manage our fulfillment centers and stylist staffing appropriately.

•	Merchandise optimization. Unlike many traditional retailers, which typically purchase and then mark down seasonal merchandise several times a year, our merchandise algorithms drive visibility into our merchandise and inventory management so that we are not constrained to the same seasonal trends. These algorithms help us answer critical questions such as what merchandise to buy, how much to buy, the distribution of sizes for what we are buying and how to allocate the merchandise we buy among our fulfillment centers. Our scientific merchandise management enables us to adjust inventory and allocation decisions real-time.

•	Fulfillment center assignment. Before a Fix is styled, the client Fix request is processed by an algorithm that calculates a cost function for the Fix for each fulfillment center based on a combination of its location relative to the client and how well the inventories in the different fulfillment centers match the client’s needs. We can then choose the optimal fulfillment center from which to ship each Fix.

•	Pick path optimization. Our pick path algorithms minimize the time and distance our fulfillment center associates spend walking our vast fulfillment centers to pull the items for each Fix. By mapping out a more efficient path to pick items for multiple Fixes at a time, we have significantly reduced walk times and labor costs in our fulfillment centers.

Our Stylist Organization

We have over 3,400 employee stylists, the vast majority of whom are part-time and work remotely. They enjoy working at Stitch Fix for many reasons, including the desire for a creative outlet, love of fashion, connection to clients, flexible scheduling, the ability to work from home, a desire for personal growth and the ability to be a part of our stylist community. The flexible working arrangement we have with stylists creates leverage in our business model by allowing us to easily scale our total stylist work time and manage capacity as Fix demand necessitates. We empower our stylists with a custom-built, web-based styling application that leverages our database and algorithms. Stylists often build personal connections with clients through our platform. Our stylists are not compensated based on commission because we want our stylists to delight our clients, even if that means suggesting a less expensive item.

Our Merchandise, Brand Partners and Exclusive Brands

The breadth of our merchandise selection is essential to our success. Our algorithms filter over one thousand SKUs to recommend a subset of relevant merchandise to our stylists, who leverage the information to select the merchandise for a client’s Fix. We source merchandise from brand partners and also create our own merchandise to serve unmet client needs. We offer apparel, shoes and accessories across a range of price points. We currently serve our clients in the following categories: Women’s, Petite, Maternity, Men’s and Plus. Our merchandise addresses a diverse range of styles. Our Women’s aesthetics include classic, boho, glam, preppy, romantic, edgy, and casual. Our Men’s aesthetics include refined, American prep, active, heritage, contemporary, coastal and outdoor.

Brand Partners

We partner with over 700 established and emerging brands across multiple price points and styles. With many of our brand partners, we develop third-party branded items exclusively sold to Stitch Fix clients. This exclusivity allows our clients to discover personally-recommended products that are unavailable elsewhere.

Exclusive Brands

We also design and bring to market our own styles, which we refer to as Exclusive Brands, in order to target specific client needs that are unmet by what our merchandising team can source in the market. We use data science to identify and develop the new products for our Exclusive Brands. We then pair our data with the expertise of our design teams to bring these new products to market. We expect our product development efforts will yield better products for our clients as we acquire more data and feedback.

We expect our Exclusive Brands to be a permanent part of our portfolio but do not have specific targets for the merchandise mix provided by our brand partners and our Exclusive Brands, and expect it will fluctuate over time. We will continue to develop products when we identify opportunities or gaps in the market.

Client Acquisition

Our one-to-one personalization at scale allows us to serve men and women across demographics, geographies, style profiles and price preferences.

We currently acquire new clients through a variety of marketing channels, including client referrals, affiliate programs, partnerships, display advertising, television, print, radio, video, content, direct mail, social media, email, mobile “push” communications, search engine optimization and keyword search campaigns. After signup, we continue to engage clients through a variety of initiatives. These engagement initiatives include stylist Fix notes and fashion content that we send through email and disseminate over multiple social media channels.

Our Operations

Client Experience Team

As of July 29, 2017, we employed over 200 client experience associates who are available seven days a week to assist clients and answer client questions over email and social media platforms. Client experience associates help clients with a variety of topics, including style profile setup, shipping details and pricing questions. We are also expanding our client connectivity to include phone and online chat to further enhance the customer service experience. We believe that the service our client experience associates provide offers additional opportunity for us to deepen the connection between Stitch Fix and our clients.

Technology

Our technology platform features a modern architecture of custom-built applications. We developed our applications with particular emphasis on gathering client and merchandise data and feeding the data back into our algorithms in order to continually improve our client experience and the efficiency of our business. We make heavy use of trials, design studios and user research to test, learn, fail fast and iterate. Building specialized, data-driven applications tailored for our superior business model allows us to provide a more personalized client experience. Our proprietary technology platform includes the following:

Client Facing Applications. Our website and mobile application deliver convenient and easy to use interfaces through which our clients interact with our service and our stylists. Features of our client-facing applications, such as our style profile and our checkout survey, serve as the collection and feedback channels through which we gather useful information about our clients and funnel this information back into our algorithms so we enhance the personalization of our service.

Styling Application. Our stylist application is the key tool through which we blend the power of our data science with our stylists’ judgment to deliver one-to-one personalization at scale. For each Fix, the tool displays the personal preferences, Fix history and notes of each client, and allows stylists to filter items in inventory by a variety of attributes and navigate through our algorithms’ recommendations. Our styling application also employs our data science capabilities by guiding and providing suggestions to the stylist, such as to review a prior Fix if an item the stylist is selecting is similar to something from a client’s Fix history. Stylists use the tool to select the items for each Fix, compose a note to the client and process the Fix for fulfillment by our operations team.

Internal Business Applications. Our proprietary internal business applications allow us to operate critical business functions in an innovative manner. These include: our merchandising applications that help us manage our vendors, better plan product purchasing and optimize our inventory; our fulfillment center applications that help us efficiently manage the receipt of new products, order fulfillment, shipping and returns; and our client support applications that help our client experience team deliver exceptional support to our clients.

Sourcing

We purchase merchandise directly from our brand partners, who are responsible for the entire manufacturing process.

For the production of our Exclusive Brands, we contract with merchandise vendors, which are responsible for the entire manufacturing process. Some of these vendors operate their own manufacturing facilities and others subcontract the manufacturing to other parties. We do not own or operate any manufacturing facilities. Our vendors agree to our standard vendor terms, which govern our business relationship. Although we do not have long-term agreements with our vendors, we have long-standing relationships with a diverse base of vendors that we believe to be mutually satisfactory.

All of our Exclusive Brand merchandise is produced according to our specifications, and we require that all of our vendors comply with applicable law and observe strict standards of conduct. We recently hired independent firms that are in the process of conducting social audits of the working conditions at the factories producing our Exclusive Brands. If an audit reveals potential problems, we require that the vendor institute corrective action plans to bring the factory into compliance with our standards, or we may discontinue our relationship with the vendor. We require that all new factories producing Exclusive Brand merchandise for us may be audited before Stitch Fix production begins.

Inventory Management and Fulfillment

We have five fulfillment centers located in California, Arizona, Texas, Pennsylvania and Indiana.

In our fulfillment centers, our algorithms increase efficiencies in processes such as allocation, batch picking, transportation, shipping, returns and ongoing process improvement. We have a reverse logistics operation to manage returned merchandise. Our specialist returns teams, in our dedicated return intake areas, accept, process and reallocate returns to our inventory so the merchandise can be selected for another Fix. Our expertise in inventory management allows us to turn inventory quickly, which drives working capital efficiency.

Mission, People and Culture

Our mission is to inspire our clients to look, feel and be their best selves. We believe our ability to delight our clients starts with a compelling employee mission as well: Inspiring people to be their best selves. When our employees thrive, our clients feel the love that goes into every Fix. From our offices in San Francisco, California and Austin, Texas, to our fulfillment centers across the country, to our stylists working anywhere they like, we are committed to creating an exceptional employee experience.

The foundation of our culture is our operating system, or OS:

•	Our People: kind, bright and goal-oriented;

•	Our Values: partnership, innovation, integrity and responsibility; and

•	Our Leadership Goal: trust, inspire, develop, learn and act.

The foundation that brings the OS to life is feedback. Just as feedback from our clients allows us to deliver a truly personalized experience, the feedback we provide to each other allows us to be our best selves.

Stitch Fix employees are united in their passion for serving our clients and love solving problems through partnering across diverse skill sets. We know we are better together. For example, our merchandise buyers work with our data scientists to drive better personalization outcomes for our clients. We challenge and develop our employees through meaningful work. We take the time to develop managers who can partner with our employees in achieving their personal and professional goals. Every employee can be a leader at Stitch Fix. And above all, we take what we do seriously, while not taking ourselves too seriously. We like to have fun. All of this adds up to a company filled with people who are encouraged to be their authentic selves and share their unique gifts to create an incredible client experience.

As of July 29, 2017, we had over 5,800 employees, including over 3,400 stylists, 1,500 fulfillment center employees, 200 client experience employees and 75 data scientists. As of such date, over 86% of our employees and 55% of our management team identified as female. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Competition

The retail apparel market is very competitive. Our competitors include local, national and global department stores, specialty clothing and shoe chains, discount stores, traditional retailers, independent retail stores, the online platforms of these traditional retail competitors and eCommerce companies that market apparel, shoes and accessories. Additionally, we experience competition for consumer discretionary spending from other product and experiential categories.

We compete primarily on the basis of client experience, brand, product selection, quality, convenience and price. We believe that we are able to compete effectively because we offer clients a personalized and fun shopping experience that our competitors are unable to match. See “Risk Factors—Our industry is highly competitive and if we do not compete effectively our operating results could be adversely affected.”

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology. Our principal trademark assets include the trademarks “Stitch Fix” and “Fix,” which are registered in the United States and some foreign jurisdictions, our logos and taglines, and multiple private label apparel and accessory brand names. We have applied to register or registered many of our trademarks in the United States and other jurisdictions, and we will pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

We have six patent applications pending in the United States. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost-effective.

We are the registered holder of multiple domestic and international domain names that include “stitchfix” and similar variations. We also hold domain registrations for many of our private label brand names and other related trade names and slogans.

Our proprietary algorithm technologies, other than those incorporated into a patent application, are protected by trade secret laws.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. Our employees are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our client terms of use on our website and in our vendor terms and conditions.

Facilities

Our corporate headquarters are located in San Francisco, California and comprise approximately 76,200 square feet of space, with another floor of 19,050 square feet being added in November 2017. We also operate a photography studio in San Francisco that is approximately 19,200 square feet. Our current leases on these facilities, entered into in January 2016 and February 2016, respectively, expire in November 2023 and May 2021, respectively, in each case with an option to renew for 5 and 3 years, respectively.

We lease an additional 34,821 square feet of office space in Texas, where our client experience team is based, and 3,300 square feet of space for an engineering office in Pennsylvania.

We also lease and operate four fulfillment centers, comprising a total of approximately 1,477,850 square feet, at which we receive merchandise from vendors, ship products to clients and receive and process returns from clients. These facilities are located in California, Arizona, Texas and Pennsylvania. Our fifth fulfillment center in Indiana, representing another 281,700 square feet, is leased and operated by a third party logistics contractor.

We believe our facilities, including our planned expansions, are sufficient for our current needs.

Legal Matters

We are from time to time subject to, and are presently involved in, litigation and other legal proceedings. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material adverse effect on our business, financial condition or operating results.

Government Regulation

As with all retailers and companies operating on the internet, we are subject to a variety of U.S. federal and state laws governing the processing of payments, consumer protection, the privacy of consumer information and other laws regarding unfair and deceptive trade practices.

Apparel, shoes and accessories sold by us are also subject to regulation in the United States by governmental agencies, including the Federal Trade Commission and the Consumer Products Safety Commission. These regulations relate principally to product labeling, licensing requirements, flammability testing and product safety. We are also subject to environmental laws, rules and regulations. Similarly, apparel, shoes and accessories sold by us are also subject to import regulations in the United States countries concerning the use of wildlife products for commercial and non-commercial trade, including the U.S. Fish and Wildlife Service. We do not estimate any significant capital expenditures for environmental control matters either in the current fiscal year or in the near future.

We are also subject to regulations relating to our supply chain. For example, the California Transparency in Supply Chains Act requires retail sellers that do business in California to disclose their efforts to eradicate slavery and human trafficking in their supply chains. We require our suppliers to adhere to labor and workplace standards and to warrant that any products sent to us were made in compliance with all applicable laws, including laws prohibiting child labor, forced labor and unsafe working conditions.

Although we have not suffered any material restriction from doing business in the past due to government regulation, significant impediments may arise in the future as we expand product offerings.

MANAGEMENT

Management and Directors

The following table sets forth information for our directors and management as of July 29, 2017:

Name	Age	Position
Management:
Katrina Lake(*)	34	Founder, Chief Executive Officer and Director
Paul Yee(*)	44	Chief Financial Officer
Lisa Bougie	47	General Manager, Stitch Fix Women
Eric Colson	46	Chief Algorithms Officer
Scott Darling(*)	45	Chief Legal Officer and Secretary
Cathy Polinsky	40	Chief Technology Officer
Mike Smith	47	General Manager, Stitch Fix Men
Margaret Wheeler	56	Chief People and Culture Officer
Non-Employee Directors:
Steven Anderson(1)	49	Director
J. William Gurley(2)	50	Director
Marka Hansen(1)	64	Director
Sharon McCollam(2)	54	Director

(*)	Executive officer, within the meaning of Rule 3b-7 under the Exchange Act.
(1)	Member of the compensation committee.
(2)	Member of the audit committee.

Management

Katrina Lake. Ms. Lake is our Founder and has served as our Chief Executive Officer and a member of our board of directors since our inception in 2011. Prior to founding Stitch Fix, Ms. Lake managed the blogger platform at Polyvore, a fashion eCommerce company, and served as an associate at The Parthenon Group, a consulting firm, and at Leader Ventures, a venture capital firm. Ms. Lake is also a member of the board of directors of GrubHub, Inc., an online and mobile food delivery service. Ms. Lake holds a B.A. in Economics from Stanford University and an M.B.A. from Harvard University. We believe that Ms. Lake is qualified to serve as a member of our board of directors based on the perspective and experience she brings as our Founder and Chief Executive Officer.

Paul Yee. Mr. Yee has served as our Chief Financial Officer since June 2017. From April 2013 to June 2017, he served as the Chief Financial Officer of Method Products, PBC and subsequently as Chief Financial Officer of its parent companies PAD NV and People Against Dirty Holdings Ltd., a green cleaning products company known for its Method and Ecover brands. From January 2007 to April 2013, Mr. Yee served in multiple capacities at Peet’s Coffee & Tea, Inc., a specialty coffee and tea company, including his most recent role as Vice President of Finance & Investor Relations from April 2010 to April 2013. From August 1999 to December 2006, Mr. Yee served in multiple capacities at Gap, Inc., a global retailer of clothing and accessories, including in leadership roles in finance and inventory planning. Mr. Yee holds a B.A. in Urban Studies and an M.B.A. from Stanford University.

Lisa Bougie. Ms. Bougie has served as our General Manager, Stitch Fix Women since October 2013. From February 2004 to October 2013, Ms. Bougie served in a variety of capacities at Nike, Inc., an athletic apparel company, most recently as Vice President/General Manager Direct to Consumer, Emerging Markets from January 2012 to October 2013. Ms. Bougie holds a B.S. in Marketing from Santa Clara University.

Eric Colson. Mr. Colson has served as our Chief Algorithms Officer since August 2012. From September 2009 to August 2012, Mr. Colson served as the Vice President of Data Science and Engineering at Netflix, Inc., a media company. From December 2006 to September 2009, Mr. Colson served in various roles of increasing responsibility on the data science and data engineering teams at Netflix. Prior to joining Netflix, Mr. Colson served in senior data science roles at Yahoo!, a technology and media company, Blue Martini Software, a software and professional services provider, and Proxicom, a developer of interactive and internet-enabled solutions. Mr. Colson holds a B.A. in Economics from San Francisco State University, an M.S. in Information Systems from Golden State University and an M.S. in Management Science and Engineering from Stanford University.

Scott Darling. Mr. Darling has served as our Chief Legal Officer since October 2016 and as our Corporate Secretary since March 2017. From August 2015 to May 2016, Mr. Darling served as Chief Legal Officer and Corporate Secretary of Beepi, Inc. an online automobile retailer. From October 2011 to August 2015, Mr. Darling served as the Vice President, General Counsel and Corporate Secretary of Trulia, Inc., a home search marketplace. Prior to joining Trulia, Mr. Darling served as Vice President, General Counsel and Corporate Secretary at Imperva Inc., a cybersecurity company, from October 2010 until June 2011, and as Senior Attorney with Microsoft Corporation, a multinational technology company, from May 2008 to September 2010. Mr. Darling started his career with the law firm Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Mr. Darling holds a B.A. in Ethics, Politics and Economics from Yale University and a J.D. from the University of Michigan.

Cathy Polinsky. Ms. Polinsky has served as our Chief Technology Officer since October 2016. From July 2014 to October 2016, Ms. Polinsky served as Senior Vice President and Vice President, Enterprise Search of Salesforce, a software company. From August 2013 to July 2014, Ms. Polinsky served as Vice President of Engineering of Salesforce’s work.com division. From October 2009 to August 2013, Ms. Polinsky served as Director and Senior Director of Software Development, Platform Engineering of Salesforce. Ms. Polinsky holds a B.A. with a special major in Computer Science from Swarthmore College.

Mike Smith. Mr. Smith has served as our General Manager, Stitch Fix Men since March 2016 and served as our Chief Operating Officer from June 2012 to March 2016. From February 2003 to June 2012, Mr. Smith served in a variety of capacities at Walmart.com, Inc., an online retail company, including Vice President from August 2008 to May 2010 and Chief Operating Officer from May 2010 to June 2012. Mr. Smith holds a B.A. in Interdisciplinary Studies from the University of Virginia and an M.B.A. from the University of California, Berkeley.

Margaret Wheeler. Ms. Wheeler has served as our Chief People and Culture Officer since March 2014. From March 2012 to March 2014, Ms. Wheeler served as the Senior Vice President, People Potential at Lululemon Athletica, an apparel company, and served as their Vice President, People Potential from March 2010 to March 2012. Prior to joining Lululemon, Ms. Wheeler served in a variety of capacities at Starbucks Corporation, a food and beverage company, most recently as Vice President, Global Learning, from January 2008 to March 2010. Ms. Wheeler holds a B.A. in Humanistic Studies from Saint Mary’s College, Notre Dame, Indiana and an M.A. in Anglo-Irish Literature from University College, Dublin, Ireland.

Non-Employee Directors

Steven Anderson. Mr. Anderson has served on our board of directors since April 2011. Since April 2006, Mr. Anderson has served as a general partner of Baseline Ventures, a venture capital firm of which he is the founder. Previously, Mr. Anderson served in a variety of positions at Microsoft Corporation, a multinational technology company, eBay Inc., an online marketplace, Starbucks Corporation, a food and beverage company, and Digital Equipment Corporation, a manufacturer and vendor of computer hardware, as well as a partner of Kleiner Perkins Caufield & Byers, a venture capital firm. Mr. Anderson holds a B.A. in Business from the

University of Washington, and an M.B.A. from the Stanford University Graduate School of Business. We believe Mr. Anderson is qualified to serve as a member of our board of directors due to his extensive experience with technology companies, including his experience as a venture capitalist investing in technology companies.

J. William Gurley. Mr. Gurley has served on our board of directors since August 2013. Mr. Gurley serves as a general partner of Benchmark Capital, a venture capital firm, which he joined in March 1999. Previously, he served as a partner of Hummer Windblad Venture Partners, a venture capital firm, a research analyst for Credit Suisse First Boston, an investment bank, and a design engineer at Compaq Computer Corporation, a manufacturer of computers and related components. Mr. Gurley previously served on the boards of directors of Grubhub Inc., OpenTable Inc., Zillow Group, Inc. and Ubiquiti Networks, Inc. Mr. Gurley holds a B.S. in Computer Science from the University of Florida and an M.B.A. from the University of Texas. We believe Mr. Gurley is qualified to serve as a member of our board of directors due to his extensive experience with technology companies, including his experience as a member of the board of directors of public technology companies and as a venture capitalist investing in technology companies.

Marka Hansen. Ms. Hansen has served on our board of directors since February 2014. Ms. Hansen previously served as a consultant to us, from February 2013 to February 2014. Prior to that, she was the President of Gap North America, a subsidiary of The Gap Inc., a clothing retailer, from February 2007 until February 2011. Previously, Ms. Hansen served in various leadership positions at The Gap Inc., including as President of Banana Republic, LLC, a division of The Gap Inc. Ms. Hansen currently serves as a director of J.Jill, Inc., The Orvis Company, Inc., and True Religion Apparel, Inc., all clothing and apparel companies, and Sur La Table, Inc., a kitchen and dining marketplace. She holds a B.A. in Liberal Studies from Loyola Marymount University. We believe that Ms. Hansen is qualified to serve as a member of our board of directors because of her experience in retail, design and marketing.

Sharon McCollam. Ms. McCollam has served on our board of directors since November 2016. From December 2012 to January 2017, Ms. McCollam served as Chief Administrative and Chief Financial Officer of Best Buy Co., Inc., a provider of technology products, services and solutions marketed through eCommerce websites and retail stores. Previously, Ms. McCollam served as Executive Vice President, Chief Operating and Chief Financial Officer at Williams-Sonoma Inc., a specialty retailer of high-quality products for the home that markets through eCommerce websites, direct mail catalogs and retail stores, from July 2006 to December 2012. Ms. McCollam served as William-Sonoma’s Chief Financial Officer from October 2000 to July 2006. Prior to Williams-Sonoma, Ms. McCollam served as Chief Financial Officer of Dole Fresh Vegetables Inc. from 1996 to 2000 and in various other finance-related leadership positions at Dole Food Company Inc., a producer and marketer of fresh fruit and vegetables, from 1993 until 1996. Ms. McCollam currently serves on the boards of directors for Whole Foods Market, Inc., Sutter Health, Hallmark Cards, Inc. and Art.com Inc. Ms. McCollam previously served on the boards of directors of Williams-Sonoma, Inc., Del Monte Foods Company and OfficeMax Incorporated. Ms. McCollam holds a B.S. in Accounting from the University of Central Oklahoma and is a Certified Public Accountant. We believe that Ms. McCollam is qualified to serve as a member of our board of directors because of her experience in retail and as member of the boards of directors of public and private companies.

There are no family relationships among any of our directors or executive officers.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have five directors. Certain members of our board of directors were elected under the provisions of a voting agreement. Under the terms of this voting agreement, the stockholders who are party to the voting agreement have agreed to vote their respective shares to elect: (1) one director designated by Baseline Ventures, currently Mr. Anderson; (2) one director designated by Benchmark Capital Partners, currently Mr. Gurley; (3) two directors designated by

Ms. Lake and other common stockholders, currently Ms. Lake and one vacancy, and (4) two individuals designated jointly by Ms. Lake and other common stockholders, and the holders of a majority of our preferred stock, currently Ms. Hansen and Ms. McCollam. The voting agreement will terminate on the completion of this offering. Following the completion of this offering, no stockholder will have any special rights regarding the election or designation of members of our board of directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Ms. Lake and Ms. McCollam, whose terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	the Class II directors will be Ms. Hansen and Mr. Anderson, whose terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	the Class III director will be Mr. Gurley, whose term will expire at the third annual meeting of stockholders to be held after the completion of this offering 2020.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that Mr. Anderson, Mr. Gurley, Ms. Hansen and Ms. McCollam do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee and a compensation committee, and will establish a nominating and corporate governance committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Ms. McCollam and Mr. Gurley. Our board of directors has determined that Ms. McCollam satisfies the independence requirements under              listing standards and Rule 10A-3(b)(1) of

the Exchange Act. We intend to comply with the listing requirement of the              regarding the composition of our audit committee within the transition period for newly public companies. The chair of our audit committee is Ms. McCollam, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                 .

Compensation Committee

Our compensation committee consists of Ms. Hansen and Mr. Anderson. The chair of our compensation committee is Ms. Hansen. Our board of directors has determined that each of Ms. Hansen and Mr. Anderson is independent under                  listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	administering our equity incentive plans and other benefit programs;

•	reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                 .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of                  and                 . The chair of our nominating and corporate governance committee will be                 . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the                 listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                 .

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.stitchfix.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2017:

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Steven Anderson	$—	$—	$—
J. William Gurley	—	—	—
Marka Hansen	—	—	—
Sharon McCollam	—	157,932	157,932

(1)	Amounts reported represent the aggregate grant date fair value of stock options granted to our directors during 2017 under our 2011 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718, or ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the non-employee director.

Ms. Lake, our Chief Executive Officer, is also a director but does not receive any additional compensation for her service as a director. See the section titled “Executive Compensation” for more information regarding the compensation earned by Ms. Lake.

We intend to adopt a non-employee director compensation policy following the completion of this offering and on terms to be determined at a later date by our board of directors. Under the non-employee director policy, our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer, our next two most highly compensated executive officers and our former Chief Operating Officer, as of July 29, 2017, were:

•	Katrina Lake, our Founder, Chief Executive Officer and Director;

•	Paul Yee, our Chief Financial Officer;

•	Julie Bornstein, our former Chief Operating Officer; and

•	Scott Darling, our Chief Legal Officer and Secretary.

2017 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers during 2017.

Name and Principal Position	Year	Salary	Option Awards(2)	All Other Compensation		Total
Katrina Lake	2017	$534,955	$7,836,827	$744,357	(3)	$9,116,139
Founder, Chief Executive Officer and Director
Paul Yee	2017	$59,231	$4,826,721	$—		$4,885,952
Chief Financial Officer
Julie Bornstein(1)	2017	$471,955	—	$1,703,389	(4)	$2,175,344
Former Chief Operating Officer
Scott Darling	2017	$244,129	$635,362	—		$879,491
Chief Legal Officer and Secretary

(1)	Ms. Bornstein ceased serving as an executive officer in July 2017.
(2)	Amounts reported represent the aggregate grant date fair value of stock options granted to our named executive officers during 2017 under our 2011 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.
(3)	Consists of $744,357 paid in connection with a repurchase of shares by us from Ms. Lake in December 2016, which is the difference between the purchase price paid by us and the fair market value of the shares on the date of repurchase.
(4)	Consists of (a) $1,465,889 from the sale of shares by Ms. Bornstein to Baseline Encore, L.P., of which $1,139,000 is the excess of the purchase price paid by Baseline Encore, L.P. over the fair market value of the shares on the date of purchase, $159,616 represents certain tax obligations and $167,273 relates to additional tax gross-ups on the tax obligation and (b) $237,500 pursuant to a separation agreement related to the termination of Ms. Bornstein’s employment.

Outstanding Equity Awards as of July 29, 2017

The following table presents information regarding outstanding equity awards held by our named executive officers as of July 29, 2017. All awards were granted under our 2011 Plan.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that Have Not Vested(1)	Market Value of Shares that Have Not Vested(2)
Katrina Lake	—	—	—	—	435,417(3)	$
	—	181,232(4)	$16.98	6/30/2027	—	—
	—	362,465(5)	$16.98	7/11/2027	—	—
Paul Yee	333,444(6)	23,556	$16.98	6/30/2027	18,000(7)
Julie Bornstein	416,420(8)	—	$1.30	3/26/2025	3,205(9)	—
Scott Darling	89,032(10)	80,968	$4.94	10/28/2026	55,000(11)	$

(1)	The shares in this column represent shares of restricted stock issued upon the early exercise of stock options, in each case that remained unvested as of July 29, 2017. We have a right to repurchase any unvested shares subject to each such award if the holder of the award ceases to provide services to us prior to the date on which all shares subject to the award have vested in accordance with the applicable vesting schedule described in the footnotes below.
(2)	The market value of the restricted stock as of July 29, 2017 was determined based on the board of director’s determination of the fair market value of our common stock as of such date. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Common Stock Valuations.”
(3)	These restricted shares were issued in connection with the early exercise of a stock option and vest in 48 equal monthly installments commencing on March 22, 2015, subject to the individual’s continued service through each vesting date.
(4)	The stock options vest in equal monthly installments over 24 months beginning on June 30, 2019, subject to the individual’s continued service through each vesting date.
(5)	The stock options vest in equal monthly installments over 24 months beginning on July 11, 2021, subject to the completion of this offering by July 11, 2018 and to the individual’s continued service through each vesting date. If the completion of this offering does not occur by July 11, 2018, the stock options shall be cancelled.
(6)	The stock options vest over four years, with 25% vesting on June 12, 2018 and the balance vesting in equal monthly installments over the remaining three years, subject to the individual’s continued service through each vesting date.
(7)	These restricted shares were issued in connection with the early exercise of the stock options referred to in footnote (6), which vests over four years, with 25% of the shares vesting on June 12, 2018 and the balance vesting in equal monthly installments over the remaining three years, subject to the individual’s continued service through each vesting date.
(8)	The stock options vest over four years, with 25% of the securities vesting on March 27, 2016 and the balance vesting in equal monthly installments over the remaining three years, subject to the individual’s continued service through each vesting date.
(9)	These restricted shares were issued in connection with the early exercise of the stock options referred to in footnote (8), which vests over four years, with 25% of the shares vesting on March 27, 2016 and the balance vesting in equal monthly installments over the remaining three years, subject to the individual’s continued service through each vesting date.
(10)	The stock options vest over four years, with 25% of the securities vesting on October 28, 2017 and the balance vesting in equal monthly installments over the remaining three years, subject to the individual’s continued service through each vesting date.

(11)	These restricted shares were issued in connection with the early exercise of the stock options referred to in footnote (10), which vests over four years, with 25% of the shares vesting on October 28, 2017 and the balance vesting in equal monthly installments over the remaining three years, subject to the individual’s continued service through each vesting date.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a non-binding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any defined benefit pension or retirement plan sponsored by us during 2017.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during 2017.

Employment Agreements

The initial terms and conditions of employment for Julie Bornstein and Scott Darling were set forth in written offer letters. In September 2017, we entered into revised employment offer letters with Ms. Lake, Mr. Yee and Mr. Darling setting forth the terms and conditions of such executive’s employment with us. The employment offer letters generally provide for at-will employment and set forth the executive officer’s initial base salary. They also provide that upon a termination of employment by the Company without “cause” or by the executive for “good reason” (each as defined in the employment offer letters), the executive will receive six months of salary payments and COBRA premium reimbursement (12 months in the case of Ms. Lake). If the termination occurs during the period beginning one month prior to a “change in control” (as defined in our 2017 Incentive Plan) or within 12 months thereafter, the executive will instead receive 12 months of salary payments and COBRA premium reimbursement (18 months in the case of Ms. Lake), as well as vesting in full of all equity awards. Each executive is subject to customary confidentiality requirements and similar covenants. Each of our named executive officers has executed our standard proprietary information and inventions agreement.

Katrina Lake

We entered into an offer letter with Ms. Lake, dated September 5, 2017. Pursuant to the offer letter, Ms. Lake’s base salary is $650,000 per year. Ms. Lake’s employment is at will and may be terminated at any time, with or without cause.

Paul Yee

We entered into an initial offer letter with Mr. Yee, our Chief Financial Officer, dated April 10, 2017, which set forth the initial terms and conditions of his employment with us. We entered into a new offer letter with Mr. Yee, dated September 5, 2017, which replaced and superseded Mr. Yee’s prior offer letter. Pursuant to the new offer letter, Mr. Yee’s base salary is $440,000 per year. Mr. Yee’s employment is at will and may be terminated at any time, with or without cause.

Julie Bornstein

We entered into an offer letter with Ms. Bornstein, our former Chief Operating Officer, dated February 27, 2015. Pursuant to the offer letter, Ms. Bornstein’s initial base salary was $450,000, and Ms. Bornstein was granted an option to purchase 852,069 shares of our Class B common stock. The stock option vests over four years, with 25% of the securities vesting on March 27, 2016, and the balance vesting in equal monthly installments over the next three years, subject to Ms. Bornstein’s continued service through each vesting date. In July 2017, we entered into an agreement with Ms. Bornstein, pursuant to which we agreed that her employment would terminate on October 1, 2017. Pursuant to this agreement, we agreed to (a) pay Ms. Bornstein $237,500 within 10 days after her date of termination; (b) extend the period of time for her to exercise her stock options that are vested as of her termination date from December 30, 2017 to October 1, 2018; and (c) pay for the continuation of her health care coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 through April 30, 2018. Pursuant to this agreement, Ms. Bornstein has agreed to release any and all claims against us related to her employment and separation. The agreement also contains confidentiality and other customary restrictive covenants.

Scott Darling

We entered into an initial offer letter with Mr. Darling, our Chief Legal Officer and Secretary, dated October 20, 2016, which set forth the initial terms and conditions of his employment with us. We entered into a new offer letter with Mr. Darling, dated September 5, 2017, which replaced and superseded Mr. Darling’s prior offer letter. Pursuant to the new offer letter, Mr. Darling’s base salary is $325,000 per year. Mr. Darling’s employment is at will and may be terminated at any time, with or without cause.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to our business and financial success. The principal features of our incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2017 Incentive Plan

Our board of directors adopted our 2017 Incentive Plan, or our 2017 Plan, on                  and our stockholders approved our 2017 Plan on                 . The 2017 Plan became effective on the date of its adoption by our board of directors, but no stock award may be granted prior to the execution and delivery of the underwriting agreement related to this offering. Our 2017 Plan provides for the grant of incentive stock options to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. The maximum number of shares of our Class A common stock that may be issued under our 2017 Plan is                 . In addition, the number of shares of our Class A common stock reserved for issuance under our 2017 Plan will automatically increase on August 1st of each calendar year, starting on August 1, 2018

through August 1, 2027, in an amount equal to         % of the total number of shares of all classes of our common stock outstanding on the last day of the preceding calendar year before the date of each automatic increase, or a lesser number of shares determined by our board of directors before the date of such increase. The maximum number of shares of our Class A common stock that may be issued on the exercise of incentive stock options under our 2017 Plan is                 .

Shares subject to stock awards granted under our 2017 Plan that expire or terminate without being issued, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2017 Plan. Additionally, shares become available for future grant under our 2017 Plan if they were issued under stock awards under our 2017 Plan if we repurchase them or they are forfeited due to failure to vest. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2017 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2017 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including but not limited to:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any;

•	the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2017 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other stock awards, cash or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Section 162(m) Limits. At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than                  shares (                 shares in the year of hire) of our Class A common stock under the 2017 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our Class A common stock on the date of grant. Additionally, under our 2017 Plan, in a calendar year, no participant may be granted a performance stock award covering more than                  shares (                 shares in the year of hire) of our Class A common stock or a performance cash award having a maximum value in excess of $            . These limitations are designed to allow us to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code.

Stock Options. Incentive stock options and nonstatutory stock options are granted under stock option award agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2017 Plan vest at the rate specified in the stock option award agreement as determined by the plan administrator.

Restricted Stock Unit Awards. RSUs are granted under restricted stock unit award agreements adopted by the plan administrator. RSUs may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the RSU agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right award agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. A stock appreciation right granted under the 2017 Plan vests at the rate specified in the stock appreciation right award agreement as determined by the plan administrator.

Performance Awards. The 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) total stockholder return; (ix) return on equity or average stockholders’ equity; (x) return on assets, investment, or capital employed; (xi) stock price; (xii) margin (including gross margin); (xiii) income (before or after taxes); (xiv) operating income; (xv) operating income after taxes; (xvi) pre-tax profit; (xvii) operating cash flow; (xviii) sales or revenue targets; (xix) increases in revenue or product revenue; (xx) expenses and cost reduction goals; (xxi) improvement in or attainment of working capital levels; (xxii) economic value added (or an equivalent metric); (xxiii) market share; (xxiv) cash flow; (xxv) cash flow per share; (xxvi) share price performance; (xxvii) debt reduction; (xxviii) implementation or completion of projects or processes; (xxix) stockholders’ equity; (xxx) capital expenditures; (xxxi) debt levels; (xxxii) operating profit or net operating profit; (xxxiii) workforce diversity; (xxxiv) growth of net income or operating income; (xxxv) billings; (xxxvi) bookings; (xxxvii) employee retention; (xxxviii) user satisfaction; (xxxix) the number of users, including unique users; (xl) budget management; (xli) partner satisfaction; (xlii) entry into or completion of strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); and (xliii) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board or committee (as applicable) (i) in the award agreement at the time the award is granted or (ii) in another document setting forth the performance goals at the time the performance goals are established, the board or committee (as applicable) will appropriately make adjustments in the method of calculating the attainment of performance goals for a performance period as follows: (1) to exclude restructuring or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following the divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, the board or committee (as applicable) retains the discretion to reduce or eliminate the compensation or economic benefit due on attainment of performance goals and to define the manner of calculating the performance criteria it selects to use for such performance period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the award agreement or the written terms of a performance cash award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Class A common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of securities reserved for issuance under the 2017 Plan, (2) the class and maximum number of securities by which the share reserve may increase automatically each year, (3) the class and maximum number of securities that may be issued on the exercise of incentive stock options, (4) the class and maximum number of securities subject to stock awards that can be granted in a calendar year (as established under the 2017 Plan under Section 162(m) of the Code) and (5) the class and number of securities and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2017 Plan provides that in the event of certain specified significant corporate transactions, including but not limited to: (1) a sale or disposition of all or substantially all of our and our subsidiaries’ assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a successor or acquiring corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination upon or before the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, or no payment, as determined by our board of directors; or

•	make a payment, in the form determined by our board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the stock awards before the transaction over any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner and is not obligated to treat all participants in the same manner.

In the event of a change in control, stock awards granted under the 2017 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2017 Plan, a change in control generally is defined to include, unless defined otherwise in another agreement between us and a participant applicable to his or her awards, (1) the acquisition by any person or entity of more than 50% of the combined voting power of our then outstanding stock securities, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) a sale, lease, exclusive license or other disposition of all or substantially all of our and our subsidiaries’ assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders (4) approval by our stockholders or board of directors of our complete dissolution or liquidation and (5) an unapproved change in the majority of the board of directors.

Transferability. A participant may not transfer stock awards under our 2017 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2017 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate our 2017 Plan, provided that generally such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2017 Plan. No stock awards may be granted under our 2017 Plan while it is suspended or after it is terminated.

2011 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2011 Plan in February 2011. Our 2011 Plan was amended most recently in July 2016. Our 2011 Plan allows for the grant of incentive stock options to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units to employees, directors and consultants, including employees and consultants of our affiliates.

The 2017 Plan became effective on the date of its adoption by our board of directors, but no stock award may be granted prior to the execution and delivery of the underwriting agreement related to this offering. As a result, we do not expect to grant any additional awards under the 2011 Plan following that date. Any awards granted under the 2011 Plan will remain subject to the terms of our 2011 Plan and applicable award agreements.

Authorized Shares. The maximum number of shares of our Class B common stock that may be issued under our 2011 Plan is 20,364,297. The maximum number of shares of Class B common stock that may be issued on the exercise of incentive stock options under our 2011 Plan is 40,728,594 shares. Shares subject to stock awards granted under our 2011 Plan that expire, terminate without being exercised in full, are forfeited due to failure to vest or are settled in cash do not reduce the number of shares available for issuance under our 2011 Plan. Additionally, shares used to pay the exercise price of a stock option or to satisfy the tax withholding obligations related to a stock award become available for future grant under our 2011 Plan, although such shares may not be subsequently issued pursuant to the exercise of an incentive stock option. The shares issuable under the 2011

Plan are shares of authorized but unissued or reacquired Class B common stock, including shares repurchased on the open market or otherwise.

Plan Administration. Our board of directors or a duly authorized committee of our board of directors administers our 2011 Plan and the stock awards granted under it. Our board of directors may also delegate to one or more of our officers the authority to (1) designate certain employees to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2011 Plan, the board of directors has the authority to determine and amend (subject to the consent of the award holder in the case of an amendment that impairs his or her rights) the terms of awards and underlying agreements, including but not limited to:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any;

•	the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2011 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise price of any outstanding option or stock appreciation right;

•	the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of certain other awards, cash or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Corporate Transactions. Our 2011 Plan provides that in the event of certain specified significant corporate transactions, generally including the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards: (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination upon or before the transaction, (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us, (5) cancel or arrange for the cancellation of an unvested or unexercised stock award before the transaction in exchange for a cash payment, if any, determined by the board of directors or (6) make a payment, in the form determined by the board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the stock award before the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards, even those that are of the same type, or all participants, in the same manner.

In the event of a change in control, awards granted under the 2011 Plan will not receive automatic acceleration of vesting and exercisability, although the board of directors may provide for this treatment in an award agreement. Under the 2011 Plan, a change in control is defined generally to include (1) certain acquisitions by any person of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) our stockholders approve or our board of directors approves a plan of complete dissolution or liquidation or a complete dissolution or liquidation otherwise occurs except for a liquidation into a parent corporation, (4) a sale, lease, exclusive license or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power of our stock in substantially the same proportions before such transaction and (5) the majority of the board of directors ceasing to consist of individuals who were directors as of the effectiveness of the 2011 Plan or directors appointed or elected thereafter with the board of directors’ approval.

Transferability. Under our 2011 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2011 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate our 2011 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the consent of that participant.

2017 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our ESPP in             . The ESPP will become effective on the date immediately prior to the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our parent or subsidiaries. The ESPP is intended to permit the grant of options under a plan that qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve. Following this offering, the ESPP authorizes the issuance of                  shares of our Class A common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on August 1st of each calendar year, beginning on August 1, 2018 (assuming the ESPP becomes effective in fiscal year ending July 30, 2018) through August 1, 2027, by the lesser of (1)         % of the total number of shares of all classes of our common stock outstanding on the last day of the preceding calendar year before the date of the automatic increase and (2)                  shares of our Class A common stock; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our Class A common stock have been purchased under the ESPP.

Administration. Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, the ESPP administrator may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. We currently intend to have 24-month offerings with multiple purchase periods (of approximately six months in duration) per offering, except that the first purchase period under our first offering may be shorter or longer than six months, depending on the date of the underwriting agreement relating to this offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or our parent or any of our designated subsidiaries, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined by the ESPP administrator for each offering) for the purchase of our Class A common stock under the ESPP. Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our Class A common stock on the first date of an offering or (2) 85% of the fair market value of a share of our Class A common stock on the date of purchase. For the initial offering, which we expect will commence on the date of the underwriting agreement relating to this offering, the fair market value on the first day of the offering period will be the price at which shares of Class A common stock are first sold to the public.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors and subject to applicable law, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year or (3) continuous employment with us or our parent or one of our designated subsidiaries for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our Class A common stock based on the fair market value per share of our Class A common stock at the beginning of an offering for each year such a purchase right is outstanding and the maximum number of shares an employee may purchase during a single purchase period is             . Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power of 5% or more of our or any of our parent or subsidiaries’ outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar equity restructuring transaction, our board of directors will make appropriate adjustments to: (1) the class and number of shares reserved under the ESPP, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares and purchase price of all outstanding purchase rights and (4) the class and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including: (1) a sale or disposition of all or substantially all of our and our subsidiaries’ assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company). If the surviving or acquiring corporation (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our Class A common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

401(k) Plan

We maintain a safe harbor 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we do not make matching contributions or discretionary contributions to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock or Class B common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since July 28, 2013 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series B Preferred Stock Financing and Stock Repurchase

In August 2013, we sold an aggregate of 24,358,445 shares of our Series B convertible preferred stock at a purchase price of $0.486516 per share for an aggregate purchase price of approximately $11.9 million. All purchasers of our Series B convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The following table summarizes the Series B convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series B Preferred Stock	Total Purchase Price
Benchmark Capital Partners VII, L.P.(1)	17,882,240	$8,699,996
Baseline Increased Exposure Fund, LLC(2)	6,065,120	2,950,778

(1)	Mr. Gurley, a member of our board of directors, is a managing member of the general partner of this entity.
(2)	Mr. Anderson, a member of our board of directors, is the managing member of this entity.

In connection with the issuance and sale of Series B convertible preferred stock, we repurchased 1,190,995 shares of common stock from Katrina Lake, our Founder, Chief Executive Officer and a member of our board of directors, at a purchase price of $0.486516 per share for an aggregate purchase price of $579,438. In addition, we repurchased 500,000 shares of Series A convertible preferred stock from Lightspeed Venture Partners VIII, L.P. for $0.486516 per share for an aggregate purchase price of $243,258.

Series C Preferred Stock Financing

In April 2014, we sold an aggregate of 7,474,285 shares of our Series C convertible preferred stock at a purchase price of $3.344798 per share for an aggregate purchase price of approximately $25.0 million. All purchasers of our Series C convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The following table summarizes the Series C convertible preferred stock purchased by our executive officers, members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C Preferred Stock	Total Purchase Price
Entities affiliated with Benchmark Capital Partners(1)	4,539,995	$15,185,366
Entities affiliated with Baseline Ventures(2)	2,186,860	7,314,605
Lightspeed Venture Partners VIII, L.P.	448,460	1,500,008
Julie Bornstein	89,690	299,995

(1)	Affiliates of Benchmark Capital Partners whose shares are aggregated for reporting share ownership information are Benchmark Capital Partners VII, L.P. and Benchmark Capital Partners VI, L.P. Mr. Gurley, a member of our board of directors, is a managing member of the general partner of each of these entities.
(2)	Affiliates of Baseline Ventures whose shares are aggregated for reporting share ownership information are Baseline Increased Exposure Fund, LLC, Baseline Ventures 2009, LLC and Baseline Cable Car, LLC. Mr. Anderson, a member of our board of directors, is the managing member of these entities.

Employee Stock Sales

In December 2016, we repurchased 526,620 shares of our common stock from employees, including shares underlying then-unexercised vested options, at a purchase price of $22.61 per share for total cash consideration of $11,883,000, of which 44,228 shares of common stock were repurchased from Katrina Lake, our Founder, Chief Executive Officer and a member of our board of directors, for an aggregate purchase price of $999,995.

In January 2017, entities affiliated with Baseline Ventures purchased 85,000 shares of preferred stock from Julie Bornstein, an executive officer, at an aggregate purchase price of $1,921,850.

Investor Rights Agreement

In April 2014, we entered into an amended and restated investor rights agreement, or IRA, with certain holders of our preferred stock, including entities affiliated with Baseline Ventures, Benchmark Capital Partners and Lightspeed Venture Partners. The IRA provides the holders of our preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. Steven Anderson and J. William Gurley, members of our board of directors, are affiliated with Baseline Ventures and Benchmark Capital Partners, respectively. The IRA also provides these stockholders with information rights, which will terminate on the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the completion of, this offering. In connection with this offering, the holders of 60,577,280 shares of our Class B common stock issuable on conversion of outstanding preferred stock and the automatic exercise of preferred stock warrants, will be entitled to rights with respect to the registration of their shares of Class B common stock under the Securities Act under this agreement. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

Prior to the completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $                 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of July 29, 2017 by:

•	each named executive officer;

•	each of our directors;

•	our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our Class A common stock and Class B common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on no shares of Class A common stock and 87,411,815 shares of Class B common stock outstanding as of July 29, 2017, assuming (i) the automatic conversion of all outstanding shares of preferred stock into shares of Class B common stock and (ii) the issuance of 1,066,225 shares of Class B common stock upon the automatic exercise of outstanding preferred stock warrants. Applicable percentage ownership after the offering is based on (i)                  shares of Class A common stock and (ii) 87,411,815 shares of Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of July 29, 2017. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Stitch Fix, Inc., 1 Montgomery Street, Suite 1500, San Francisco, California 94104.

	Beneficial Ownership Before the Offering				Beneficial Ownership After the Offering
	Class A Common Stock		Class B Common Stock	% of Total Voting Power Before the Offering	Class A Common Stock		Class B Common Stock	% of Total Voting Power After the Offering(1)
Name of Beneficial Owner	Shares	%	Shares		Shares	%	Shares	%	Shares
5% Stockholders:
Entities affiliated with Baseline Ventures(2)	—	*	24,622,309	28.2
Entities affiliated with Benchmark Capital Partners(3)	—	*	22,422,235	25.7
Lightspeed Venture Partners VIII, L.P.(4)	—	*	10,338,170	11.8
Directors and Named Executive Officers:
Katrina Lake(5)	—	*	14,491,822	16.6
Paul Yee(6)	—	*	351,444	*
Julie Bornstein(7)	—	*	1,056,759	1.2
Scott Darling(8)	—	*	144,032	*
Steven Anderson(2)	—	*	24,622,309	28.2
J. William Gurley(3)	—	*	22,422,235	25.7
Marka Hansen(9)	—	*	270,833	*
Sharon McCollam	—	*	—	*
All directors and executive officers as a group (8 persons)(10)	—	*	63,359,434	72.1

*	Represents beneficial ownership of less than 1%.
(1)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock” for additional information about the voting rights of our Class A and Class B common stock.
(2)	Consists of (i) 16,157,915 shares of Class B common stock held by Baseline Ventures 2009 LLC, (ii) 7,921,083 shares of Class B common stock held by Baseline Increased Exposure Fund, LLC, (iii) 277,911 shares of Class B common stock held by Baseline Cable Car, LLC and (iv) 265,400 shares of Class B common stock held by Baseline Encore, L.P. Mr. Anderson, the sole managing member of Baseline Ventures 2009, LLC, Baseline Increased Exposure Fund, LLC, Baseline Cable Car, LLC and Baseline Encore Associates, LLC and the general partner of Baseline Encore, L.P., has the sole power to vote these shares. The address for Baseline Ventures is P.O. Box 1617, Ross, CA 94957.
(3)

Consists of (i) 19,395,570 shares of Class B common stock held by Benchmark Capital Partners VII, L.P. and (ii) 3,026,665 shares of Class B common stock held by Benchmark Capital VI, L.P. Benchmark Capital Management Co. VII, L.L.C., the general partner of Benchmark Capital Partners VII, L.P., has the sole power to vote these shares, and Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Mitch Lasky and Steven M. Spurlock, the managing members of Benchmark Capital Management Co. VII, L.L.C., have shared power to vote these shares. Benchmark Capital Management Co. VI, L.L.C., the general partner of Benchmark Capital Partners VI, L.P., has the sole power to vote these shares, and Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Mitch Lasky and Steven M. Spurlock, the managing members of Benchmark

Capital Management Co. VI, L.L.C., have shared power to vote these shares. The address for Benchmark Capital Partners is 2965 Woodside Road, Woodside, CA 94062.
(4)	The shares of Class B common stock are held by Lightspeed Venture Partners VIII, L.P. Lightspeed Ultimate General Partner VIII, Ltd. is the general partner of Lightspeed General Partner VIII, L.P, which is the general partner of Lightspeed Venture Partners VIII, L.P. As such, Lightspeed Ultimate General Partner VIII, Ltd. possesses power to vote the shares owned by Lightspeed Venture Partners VIII, L.P. and may be deemed to have indirect beneficial ownership of the shares held by Lightspeed Venture Partners VIII, L.P. Barry Eggers, Ravi Mhatre, Peter Nieh and Christopher J. Schaepe are the directors of Lightspeed Ultimate General Partner VIII, Ltd. and possess power to vote the shares owned by Lightspeed Venture Partners VIII, L.P. and may be deemed to have indirect beneficial ownership of the shares held by Lightspeed Venture Partners VIII, L.P. The address for Lightspeed is 2200 Sand Hill Road, Menlo Park, CA 94025.
(5)	Consists of (i) 11,436,050 shares of Class B common stock held by the Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake is the trustee, (ii) 2,000,000 shares of Class B common stock held by the Katrina M. Lake 2017 Grantor Retained Annuity Trust — I dated April 24, 2017, of which Ms. Lake is the trustee and (iii) 1,055,772 shares of Class B common stock held by the John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake and John C. Clifford are trustees. 435,417 of the shares of Class B common stock are subject to a right of repurchase.
(6)	Consists of (i) 18,000 shares of Class B common stock, all of which are subject to a right of repurchase, and (ii) 333,444 shares of Class B common stock exercisable pursuant to outstanding options within 60 days of July 29, 2017.
(7)	Consists of (i) 640,339 shares of Class B common stock and (ii) 416,420 shares of Class B common stock exercisable pursuant to outstanding options within 60 days of July 29, 2017.
(8)	Consists of (i) 55,000 shares of Class B common stock, all of which are subject to a right of repurchase, and (ii) 89,032 shares of Class B common stock exercisable pursuant to outstanding options within 60 days of July 29, 2017.
(9)	Consists of 270,833 shares of Class B common stock exercisable pursuant to outstanding options within 60 days of July 29, 2017.
(10)	Consists of (i) 62,249,705 shares of Class B common stock held by our current directors and executive officers and (ii) 1,109,729 shares of Class B common stock issuable under outstanding stock options exercisable within 60 days of July 29, 2017.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

On the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

On the completion of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.00002 per share, of which:

•	shares are designated Class A common stock;

•	shares are designated Class B common stock; and

•	shares are designated preferred stock.

As of July 29, 2017, we had outstanding:

•	no shares of Class A common stock; and

•	87,411,815 shares of Class B common stock, which assumes the conversion of 59,511,055 outstanding shares of preferred stock into shares of Class B common stock and the issuance of 1,066,225 shares of Class B common stock upon the automatic exercise of outstanding preferred stock warrants in connection with this offering.

Our outstanding capital stock was held by 247 stockholders of record as of July 29, 2017. Our board of directors is authorized, without stockholder approval except as required by the listing standards of                 , to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to                  votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect on the completion of this offering or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See the section titled “Dividend Policy” for additional information.

Liquidation Rights. On our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions. The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation or share transfer under any employment, consulting, severance or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. After the completion of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect on the completion of this offering, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon the following: (i) sale or transfer of such share of Class B common stock; (ii) the death of the Class B common stockholder; and (iii) on the final conversion date, defined as the earlier of (a) the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding Class A and Class B common stock; (b) the tenth anniversary of this offering; or (c) the date specified by vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.

Once transferred and converted into Class A common stock, the Class B common may not be reissued.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of July 29, 2017, there were 59,511,055 shares of our preferred stock outstanding. In connection with this offering, each outstanding share of our preferred stock will convert into one share of our Class B common stock.

On the completion of this offering and under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                  shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Options

As of July 29, 2017, we had outstanding options to purchase 10,218,912 shares of our common stock, with a weighted-average exercise price of approximately $7.12 per share, under our 2011 Plan.

Warrants

As of July 29, 2017, warrants to purchase an aggregate of 1,066,225 shares of our preferred stock at a weighted-average exercise price of $0.1923 per share were outstanding. The warrants will be automatically exercised in connection with this offering for no consideration. For more information, see Note 6 to our consolidated financial statements included elsewhere in this prospectus.

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement that provides that certain holders of our preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in April 2014. In addition, certain holders of our preferred stock have registration rights under the purchase agreement under which they originally purchased their preferred stock. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the effective date of the registration statement, of which this prospectus is a part, or with respect to any particular stockholder, such time after the effective date of the registration statement that such stockholder (a) holds less than 1% of our outstanding common stock (including shares issuable on conversion of outstanding preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

The holders of an aggregate of 60,577,280 shares of our Class B common stock (including 1,066,225 shares of Class B common stock issuable upon the automatic exercise of outstanding preferred stock warrants in connection with this offering), will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering, the holders of a majority of these shares may, on not more than one occasion, request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 60,577,280 shares of our Class B common stock (including 1,066,225 shares of Class B common stock issuable upon the automatic exercise of outstanding preferred stock warrants in connection with this offering), were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 60,577,280 shares of Class B common stock (including 1,066,225 shares of Class B common stock issuable upon the automatic exercise of outstanding preferred stock warrants in connection with this offering), will be entitled to certain Form S-3 registration rights. The holders of at least 30% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $10 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect on the Completion of this Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws to be effective on the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Our amended and restated certificate of incorporation to be effective on the completion of this offering will further provide for a dual-class common stock structure, which provides our current investors, officers and employees with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

In accordance with our amended and restated certificate of incorporation to be effective on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure after completion of this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation to be effective on the completion of this offering will further provide that the federal district courts of the United States of America be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Exchange Listing

Our Class A common stock is currently not listed on any securities exchange. We intend to apply to have our Class A common stock approved for listing on                  under the symbol “            ”.

Transfer Agent and Registrar

On the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be                 . The transfer agent’s address is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of April 29, 2017, on the completion of this offering, a total of                  shares of Class A common stock and 86,918,374 shares of Class B common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 59,511,055 shares of Class B common stock and the issuance of 1,066,225 shares of Class B common stock upon the automatic exercise of outstanding preferred stock warrants. Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional Class A common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of Class A common stock and Class B common stock will be, and shares of Class A common stock or Class B common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of Class A common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us; or

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable under our 2011 Plan, 2017 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, and all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our Class A common stock and Class B common stock outstanding immediately on the completion of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock; provided that such restricted period will end with respect to 35% of the shares subject to each lock-up agreement if at any time beginning 90 days after the date of this prospectus (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price of our Class A common stock is at least 25% greater than the initial public offering price of our Class A common stock for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus; provided, further that if such restricted period ends during a trading black-out period, the restricted period will end one business day following the date that we announce our earnings results for the previous quarter. These agreements are described in the section titled “Underwriting.” Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders, including our IRA and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus, which we intend to waive to the extent of the early expiration of the lock-up agreements.

Registration Rights

Under our IRA and on the completion of this offering, the holders of 60,577,280 shares of our Class B common stock (including 1,066,225 shares of Class B common stock issuable upon the automatic exercise of outstanding preferred stock warrants) or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or have owned, actually or constructively, more than 5% of our Class A common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our Class A common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends. However, if we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described under the section titled “—Gain On Disposition of our Class A Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA, dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) including a taxpayer identification number and certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our Class A common stock generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Class A common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our Class A common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our Class A common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our Class A common stock. FATCA will also apply to gross proceeds from sales or other dispositions of our Class A common stock after December 31, 2018.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into or will enter into lock-up agreements with the underwriters of this offering under which we and they have agreed that, subject to certain exceptions, we and they will not dispose of any shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus; provided that such restricted period will end with respect to 35% of the shares subject to each lock-up agreement if at any time beginning 90 days after the date of this prospectus (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price of our Class A common stock is at least 25% greater than the initial public offering price of our Class A common stock for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus; provided, further that if such restricted period ends during a trading black-out period, the restricted period will end one business day following the date that we announce our earnings results for the previous quarter. The consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC is required to release any of the securities subject to these lock-up agreements. In addition, our executive officers, directors and holders of all of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, without our consent, they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus. We will agree that, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, we will not release any of the securities subject to these market standoff agreements; provided, however, that we intend to release securities to the extent of the early expiration of the lock-up agreements. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock or that the shares will trade in the public market at or above the initial public offering price.

We intend to apply to list our Class A common stock on                  under the symbol “                ”.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . We will agree to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority incurred by them in connection with this offering in an amount up to $            .

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to us and to persons and entities with relationships with us, for which they will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

Cooley LLP, San Francisco, California, which has acted as our counsel in connection with this offering, will pass on certain legal matters with respect to U.S. federal law in connection with this offering. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, has acted as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of July 30, 2016 and for the year then ended included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

We also maintain a website at www.stitchfix.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

STITCH FIX, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Stitch Fix, Inc.:

We have audited the accompanying consolidated balance sheet of Stitch Fix, Inc. (the “Company”) and its subsidiaries as of July 30, 2016, and the related consolidated statements of operations and comprehensive income, convertible preferred stock and stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stitch Fix, Inc. and its subsidiaries as of July 30, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California

June 8, 2017

STITCH FIX, INC.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	As of July 30, 2016	As of April 29, 2017	Pro Forma as of April 29, 2017
		(unaudited)	(unaudited)
Assets
Current assets:
Cash	$91,488	$112,040	$
Restricted cash	1,391	250
Inventory, net	44,808	60,994
Prepaid expenses and other current assets	10,585	27,165

Total current assets	148,272	200,449
Property and equipment, net	19,151	25,664
Deferred tax assets	13,201	15,930
Restricted cash, net of current portion	8,613	9,100
Other long-term assets	2,363	2,906

Total assets	$191,600	$254,049

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$36,588	$28,366
Accrued liabilities	29,973	62,373
Preferred stock warrant liability	7,798	23,305	—
Gift card liability	3,197	5,074
Deferred revenue	4,431	7,946
Other current liabilities	3,086	3,505

Total current liabilities	85,073	130,569

Deferred rent, net of current portion	9,541	12,075
Other long-term liabilities	4,817	5,306

Total liabilities	99,431	147,950

Commitments and contingencies (Note 7)

Convertible preferred stock, $0.00002 par value – 60,577,280 shares authorized as of July 30, 2016 and April 29, 2017 (unaudited); 59,511,055 shares issued and outstanding as of July 30, 2016 and April 29, 2017 (unaudited); no shares issued and outstanding, pro forma (unaudited); aggregate liquidation preference of $42,389 as of July 30, 2016 and April 29, 2017 (unaudited)	42,222	42,222	—

Stockholders’ equity:
Common stock, $0.00002 par value – 96,000,000 and 98,000,000 (unaudited) shares authorized as of July 30, 2016 and April 29, 2017, respectively; 25,873,434 and 26,341,094 (unaudited) shares issued and outstanding as of July 30, 2016 and April 29, 2017, respectively; 86,918,374 shares issued and outstanding, pro forma (unaudited)	—	—	2

Additional paid-in capital	10,938	24,512	90,037
Retained earnings	39,009	39,365	39,365

Total stockholders’ equity	49,947	63,877	$129,404

Total liabilities, convertible preferred stock and stockholders’ equity	$191,600	$254,049

The accompanying notes are an integral part of the consolidated financial statements.

STITCH FIX, INC.

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except share and per share amounts)

		Nine Months Ended
	2016	April 30, 2016	April 29, 2017
		(unaudited)	(unaudited)
Revenue, net	$730,313	$525,771	$718,854
Cost of goods sold	407,064	296,167	396,671

Gross profit	323,249	229,604	322,183

Selling, general and administrative expenses	259,021	182,367	290,753

Operating income	64,228	47,237	31,430
Remeasurement of preferred stock warrant liability	3,019	2,348	15,507
Other income, net	(13)	(6)	(25)

Income before income taxes	61,222	44,895	15,948
Provision for income taxes	28,041	20,741	12,035

Net income and comprehensive income	$33,181	$24,154	$3,913

Net income attributable to common stockholders:
Basic	$8,211	$5,874	$580

Diluted	$9,496	$6,843	$648

Earnings per share attributable to common stockholders:
Basic	$0.36	$0.26	$0.02

Diluted	$0.34	$0.25	$0.02

Shares used to compute earnings per share attributable to common stockholders:
Basic	22,729,890	22,360,761	24,729,238

Diluted	27,882,844	27,684,646	28,988,334

Pro forma earnings per share attributable to common stockholders (unaudited):
Basic	$0.41		$0.09

Diluted	$0.38		$0.08

Shares used in computing pro forma earnings per share attributable to common stockholders (unaudited):
Basic	83,307,170		85,306,518

Diluted	88,460,124		89,565,614

The accompanying notes are an integral part of the consolidated financial statements.

STITCH FIX, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of August 1, 2015	59,511,055	$42,222	24,933,448	$—	$2,711	$5,828	$8,539
Compensation expense related to a stock sale by an employee	—	—	—	—	4,810	—	4,810
Issuance of common stock upon exercise of stock options, net of amount related to early exercised options of $85	—	—	939,986	—	351	—	351
Vesting of early exercised options	—	—	—	—	1,095	—	1,095
Stock-based compensation expense	—	—	—	—	1,908	—	1,908
Excess tax benefit related to stock-based compensation	—	—	—	—	63	—	63
Net income	—	—	—	—	—	33,181	33,181

Balance as of July 30, 2016	59,511,055	$42,222	25,873,434	$—	$10,938	$39,009	$49,947

Compensation expense related to certain stock sales by current and former employees (unaudited)	—	—	—	—	9,699	—	9,699
Issuance of common stock upon exercise of stock options, net of amount related to early exercised options of $330 (unaudited)	—	—	968,993	—	942	—	942
Vesting of early exercised options (unaudited)	—	—	—	—	709	—	709
Repurchase of common stock (unaudited)	—	—	(501,333)	—	—	(3,557)	(3,557)
Stock-based compensation expense (unaudited)	—	—	—	—	2,224	—	2,224
Net income (unaudited)	—	—	—	—	—	3,913	3,913

Balance as of April 29, 2017 (unaudited)	59,511,055	$42,222	26,341,094	$—	$24,512	$39,365	$63,877

The accompanying notes are an integral part of the consolidated financial statements

STITCH FIX, INC.

Consolidated Statements of Cash Flows

(In thousands)

		Nine Months Ended
	2016	2016	2017
		(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income	$33,181	$24,154	$3,913
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(5,869)	(4,200)	(2,729)
Remeasurement of preferred stock warrant liability	3,019	2,348	15,507
Inventory provision	5,941	9,762	5,016
Compensation expense related to certain stock sales by current and former employees	4,810	4,810	9,699
Stock-based compensation expense	1,850	1,345	2,147
Excess tax benefit related to stock-based compensation expense	(63)	—	—
Depreciation and amortization	3,544	2,312	5,420
Changes in operating assets and liabilities:
Inventory	(26,509)	(36,645)	(21,202)
Prepaid expenses and other assets	(9,504)	(12,167)	(17,123)
Accounts payable	10,192	24,987	(8,041)
Accrued liabilities	10,904	3,701	34,169
Deferred revenue	1,574	1,045	3,515
Gift card liability	1,530	1,748	1,877
Other liabilities	10,516	4,429	3,821

Net cash provided by operating activities	45,116	27,629	35,989

Cash Flows from Investing Activities
Purchases of property and equipment	(15,238)	(8,847)	(13,837)
Proceeds from sale of property and equipment	—	—	31

Net cash used in investing activities	(15,238)	(8,847)	(13,806)

Cash Flows from Financing Activities
Proceeds from the exercise of stock options	436	375	1,272
Excess tax benefit related to stock-based compensation expense	63	—	—
Repurchase of common stock	—	—	(3,557)

Net cash (used in) provided by financing activities	499	375	(2,285)

Net increase in cash and restricted cash	30,377	19,157	19,898
Cash and restricted cash at beginning of period	71,115	71,115	101,492

Cash and restricted cash at end of period	$101,492	$90,272	$121,390

Components of cash and restricted cash
Cash	$91,488	$78,268	$112,040
Restricted cash – current portion	1,391	3,391	250
Restricted cash – long-term portion	8,613	8,613	9,100

Total cash and restricted cash	$101,492	$90,272	$121,390

Supplemental Disclosure
Cash paid for income taxes	$39,387	$36,622	$27,939

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Purchases of property and equipment included in accounts payable and accrued liabilities	$2,177	$1,790	$228
Capitalized stock-based compensation	58	41	77
Leasehold improvements paid by landlord	249	249	—
Vesting of early exercised options	1,095	830	709

The accompanying notes are an integral part of the consolidated financial statements.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

1.	Description of Business

Stitch Fix, Inc. (“we,” “our,” “us” or “the Company”) delivers one-to-one personalization to our clients through the combination of data science and human judgment. Our stylists hand select items from a broad selection of merchandise. Stylists pair their own judgment with our analysis of client and merchandise data to provide a personalized shipment of apparel, shoes and accessories suited to each client’s needs. We call each of these unique shipments a Fix. After receiving a Fix, our clients purchase the items they want to keep and return the other items.

We were founded in 2011 by Katrina Lake, our Chief Executive Officer, with the mission to inspire our clients to look, feel and be their best selves. Erin Flynn was a co-founder who separated from the Company in 2012. We were incorporated in Delaware and have operations in the United States.

2.	Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts of Stitch Fix, Inc. and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Our fiscal year is a 52-week or 53-week period ending on the Saturday closest to July 31. The fiscal year ended July 30, 2016 (“2016”) consisted of 52 weeks.

Segment Information

We have one operating segment and one reportable segment as our chief operating decision maker, who is our Chief Executive Officer, reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. All long-lived assets are located in the United States.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and accompanying footnotes. Significant estimates and assumptions are used for inventory, stock-based compensation expense, common stock valuation, remeasurement of preferred stock warrant liability, revenue recognition and income taxes. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

Unaudited Interim Consolidated Financial Statements

The accompanying consolidated balance sheet as of April 29, 2017 and the consolidated statements of operations and comprehensive income and cash flows for the nine months ended April 30, 2016 and the nine months ended April 29, 2017 and the consolidated statement of convertible preferred stock and stockholders’ equity for the nine months ended April 29, 2017 and the related notes to such interim consolidated financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all

STITCH FIX, INC.

Notes to Consolidated Financial Statements

adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of April 29, 2017 and our results of operations and cash flows for the nine months ended April 30, 2016 and the nine months ended April 29, 2017.

Unaudited Pro Forma Balance Sheet Information

The accompanying unaudited pro forma balance sheet information as of April 29, 2017 assumes conversion of the outstanding shares of our convertible preferred stock and the exercise of the convertible preferred stock warrants into shares of common stock in connection with our initial public offering (“IPO”). The unaudited pro forma stockholders’ equity does not assume any proceeds from the IPO.

Cash

Cash consists of bank deposits and amounts in transit from banks for client credit card and debit card transactions that will process in less than seven days.

Restricted Cash

Restricted cash represents balances held in certificates of deposit collateralizing letters of credit for our leased properties as of July 30, 2016 and April 29, 2017.

Inventory, net

Inventory consists of finished goods which are recorded at the lower of cost or net realizable value using the specific identification method. The cost of inventory consists of merchandise costs and in-bound freight costs. We establish a reserve for excess and slow-moving inventory we expect to write off based on historical trends. In addition, we estimate and accrue for shrinkage and damage as a percentage of revenue based on historical trends. Inventory shrinkage and damage estimates are made to reduce the inventory value for lost, stolen or damaged items.

The inventory reserve, which reduces inventory in our consolidated balance sheets, was $12,106,000 and $17,122,000 (unaudited) as of July 30, 2016 and April 29, 2017, respectively.

Property and Equipment, net

Property and equipment, net are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred.

The estimated useful lives of our assets are as follows:

Computer equipment and capitalized software	3 years
Office furniture and equipment	5 years
Leasehold improvements	Shorter of lease term or estimated useful life

We capitalize eligible costs to develop our proprietary systems, website and mobile app. Capitalization of such costs begins when the preliminary project stage is completed and it is probable that the project will

STITCH FIX, INC.

Notes to Consolidated Financial Statements

be completed and the software will be used to perform the function intended. A subsequent addition, modification or upgrade to internal-use software is capitalized to the extent that it enhances the software’s functionality or extends its useful life. Costs related to design or maintenance are expensed as incurred.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the impaired assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. We have not recorded an impairment of long-lived assets since inception.

Preferred Stock Warrant Liability

We record our preferred stock warrants as current liabilities in the consolidated balance sheets at their estimated fair value because the warrants are exercisable at any time by the holders for cash at a purchase price per share equal to the lowest price per share at which we have sold shares of a specific series of our preferred stock or a number of shares of equivalent value as determined by a specified calculation. At initial recognition, we recorded these warrants at their estimated fair value. The liability associated with these warrants is subject to remeasurement at each balance sheet date, with changes in fair value recorded as remeasurement of preferred stock warrant liability in the consolidated statements of operations. We will continue to remeasure these warrants until the earlier of the expiration or exercise of the warrants. In connection with the IPO, our warrants will be automatically exercised for no consideration.

Revenue Recognition

We generate revenue from the sale of merchandise in a Fix. Clients create an online account on our website or mobile app, complete a style profile and order a Fix to be delivered on a specified date.

Each Fix represents an offer made by us to the client to purchase merchandise. The client is charged a nonrefundable $20 upfront styling fee before the Fix is shipped. If the offer to purchase merchandise is accepted, we charge the client the order amount for the accepted merchandise, net of the upfront styling fee. Acceptance occurs when the client checks out the merchandise on our website or mobile app. We offer a 25% discount to clients that purchase all of the items in the Fix.

Our revenue arrangements consist of one unit of account, which is the sale of merchandise. The upfront styling fee is not a separate deliverable as there is no stand-alone value related to the styling activity. The upfront styling fee is included in deferred revenue until all revenue recognition criteria are met.

We recognize revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. These criteria are met when the client accepts or rejects the offer to purchase merchandise. Upon acceptance, the total amount of the order, including the upfront styling fee, is recognized as revenue. If none of the items within the Fix are accepted, the upfront styling fee is recognized as revenue at that time. If a client would like to exchange an item, we recognize revenue at the time the client receives the new item, as that is when all revenue recognition criteria are met.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

We deduct discounts, sales tax and estimated refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. Discounts are recorded as a reduction to revenue when the order is accepted. We record a refund reserve based on our historical refund patterns. Our refund reserve which was included in accrued liabilities in the consolidated balance sheets was $1,031,000 and $1,389,000 as of July 30, 2016 and April 29, 2017, respectfully.

Deferred revenue related to upfront styling fees and exchanges totaled $4,431,000 and $7,946,000 (unaudited) as of July 30, 2016 and April 29, 2017, respectively. Deferred shipping costs related to Fixes shipped at period end but not checked out were $1,040,000 and $1,287,000 (unaudited) as of July 30, 2016 and April 29, 2017, respectively, and are included within prepaid expenses and other current assets in the consolidated balance sheets.

We sell gift cards to clients and establish a liability based upon the face value of such gift cards. We reduce the liability and recognize revenue upon the redemption of the gift card. If a gift card is not redeemed, we will recognize revenue when the likelihood of its redemption becomes remote. We have not recognized any revenue related to unredeemed gift cards as we do not have sufficient historical data available to estimate when the likelihood of redemption becomes remote.

Cost of Goods Sold

Cost of goods sold consists of the costs of merchandise, expenses for shipping to and from clients and inbound freight, inventory write-offs and changes in our inventory reserve, payment processing fees and packaging material costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation and benefits costs, including stock-based compensation expense, for our employees including our stylists, fulfillment center operations, data analytics, merchandising, engineering, client experience, marketing and corporate personnel. Selling, general and administrative expenses also include marketing and advertising, third-party logistics costs, facility costs for our fulfillment centers and offices, professional services fees, information technology and depreciation and amortization.

Advertising Expenses

Costs associated with the production of advertising, such as writing, copy, printing and other production costs are expensed as incurred. Costs associated with communicating advertising on television and radio are expensed the first time the advertisement is run. Online advertising costs are expensed as incurred. Advertising costs totaled $25,034,000, $14,694,000 (unaudited) and $46,795,000 (unaudited) for 2016, the nine months ended April 30, 2016 and the nine months ended April 29, 2017, respectively, and were included within selling, general and administrative expenses in the consolidated statements of operations.

Marketing Programs

We have a client referral program under which we issue credits for future purchases to clients when the referral results in a new client who has ordered a Fix. We record a liability at the time of issuing the credit and reduce the liability upon application of the credit to a client’s purchase. Our liability for client referral

STITCH FIX, INC.

Notes to Consolidated Financial Statements

credits amounted to $1,922,000 and $2,231,000 (unaudited) as of July 30, 2016 and April 29, 2017, respectively. We also have an affiliate program under which we make cash payments to lifestyle or fashion bloggers or others who refer clients in high volumes. Amounts related to both of these programs are recognized within selling, general and administrative expenses in the consolidated statements of operations.

Leases

We recognize rent expense over the term of the lease, starting when possession of the property is taken from the landlord. When a lease contains a predetermined fixed rent escalation, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rent expense and the amounts paid under the lease as deferred rent included in other current liabilities and deferred rent, net of current portion, on the consolidated balance sheets. We also receive tenant allowances upon entering into certain leases, which are recorded as a liability and amortized using the straight-line method as a reduction to rent expense over the term of the lease.

Income Taxes

We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which they are expected to be realized or settled.

We believe that it is more likely than not that forecasted income, potential income from tax planning strategies, together with future reversals of existing taxable temporary differences and results of recent operations, will be sufficient to fully recover the deferred tax assets. In the event that we determine all or part of the net deferred tax assets are not realizable in the future, we would record a valuation allowance.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to unrecognized tax benefits, if any, as income tax expense.

Stock-Based Compensation Expense

We measure stock-based compensation expense associated with option awards made to employees and members of our board of directors based on the estimated fair values of the awards at grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service period using the straight-line method such that an expense is only recognized for those awards that we expect to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For stock options granted to non-employees, we determined that the estimated fair value of the stock options is more readily measurable than the fair value of the services received. The fair value of stock options granted to non-employees is calculated at each grant date and re-measured at each reporting date using the Black-Scholes option-pricing model and the resulting change in value, if any, is recognized in our consolidated statements of operations for the periods in which the related services are rendered.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

Comprehensive Income

Comprehensive income represents net income for the period plus the results of certain other changes to stockholders’ equity. Our net income was equal to our comprehensive income for 2016, the nine months ended April 30, 2016 (unaudited) and the nine months ended April 29, 2017 (unaudited).

Unaudited Pro Forma Earnings Per Share Attributable to Common Stockholders

The unaudited pro forma basic and diluted earnings per share attributable to common stockholders assume the automatic conversion of the convertible preferred stock and warrants into shares of common stock using the if-converted method upon the completion of this IPO as though the conversion and exercise had occurred as of the beginning of the period.

Concentration of Credit Risks

The majority of our cash is held by three financial institutions within the United States. Our cash balances held by these institutions may exceed federally insured limits. The associated risk of concentration for cash is mitigated by banking with credit-worthy institutions. No client accounted for greater than 10% of total revenue, net for 2016 or the nine months ended April 30, 2016 (unaudited) and the nine months ended April 29, 2017 (unaudited).

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, which amended the existing FASB Accounting Standards Codification. ASU 2014-09 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services and also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. We expect to adopt this standard in our first quarter of 2019. We are in the process of evaluating the impact this standard will have on our consolidated financial statements. As part of our process, we are still assessing the adoption methodology, which allows the amendment to be applied either retrospectively to each prior period presented or with the cumulative effect recognized as of the date of initial application.

In July 2015, the FASB issued ASU No. 2015-11, Inventory: Simplifying the Measurement of Inventory (Topic 330). The new guidance replaces the current inventory measurement requirement of lower of cost or market with the lower of cost or net realizable value. We early adopted this standard beginning in 2017, which had no impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02, which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. We expect to adopt this standard in our first quarter of 2020. We are currently evaluating the impact that this standard will have on our consolidated financial statements but we expect that it will result in a substantial increase in our long-term assets and liabilities.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting (Topic 718), which simplifies the accounting

STITCH FIX, INC.

Notes to Consolidated Financial Statements

and reporting of share-based payment transactions, including adjustments to how excess tax benefits and payments for tax withholdings should be classified and provides the election to eliminate the estimate for forfeitures. We expect to adopt this standard in our first quarter of 2018 and are currently evaluating the impact that it will have on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740), which amends existing guidance on the recognition of current and deferred income tax impacts for intra-entity asset transfers other than inventory. This amendment should be applied on a modified retrospective basis. We expect to adopt this standard in 2019 and are currently evaluating the impact that it will have on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) , or ASU 2016-18. ASU 2016-18 requires that the statement of cash flows explains the change during the period in the total cash, cash equivalents and restricted cash. We early adopted this standard beginning in 2017 and have retroactively adjusted the consolidated statements of cash flows for all periods presented.

3.	Fair Value Measurements

We disclose and recognize the fair value of our assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 – Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Our financial instruments consist of cash, accounts payable, accrued liabilities and the preferred stock warrant liability. At July 30, 2016 and April 29, 2017, the carrying values of cash, accounts payable and accrued liabilities approximated fair value due to their short-term maturities.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

The following table sets forth our financial instruments that were measured at fair value on a recurring basis based on the fair value hierarchy (in thousands):

	July 30, 2016
	Level 1	Level 2	Level 3	Total
Financial Liabilities:
Preferred stock warrant liability	$—	$—	$7,798	$7,798

Total	$—	$—	$7,798	$7,798

	April 29, 2017
	Level 1	Level 2	Level 3	Total
	(unaudited)
Financial Liabilities:
Preferred stock warrant liability	$—	$—	$23,305	$23,305

Total	$—	$—	$23,305	$23,305

There were no transfers of financial assets or liabilities into or out of Level 1, Level 2 or Level 3 for 2016 and the nine months ended April 29, 2017. The key assumptions used in the Black-Scholes option-pricing model for the valuation of the preferred stock warrant liability upon remeasurement were as follows:

	July 30, 2016	April 29, 2017
		(unaudited)
Expected term (in years)	3.0	2.0
Fair value of underlying shares	$7.49	$19.15
Volatility	38.2%	44.2%
Risk-free interest rate	0.8%	1.3%
Dividend yield	—%	—%

Generally, increases or decreases in the fair value of the underlying convertible preferred stock would result in a directionally similar impact in the fair value measurement of the associated warrant liability.

The following table sets forth a summary of the changes in the fair value of the preferred stock warrant liability (in thousands):

	2016	Nine Months Ended April 29, 2017
		(unaudited)
Beginning balance	$4,779	$7,798
Change in fair value	3,019	15,507

Ending balance	$7,798	$23,305

STITCH FIX, INC.

Notes to Consolidated Financial Statements

4.	Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	July 30, 2016	April 29, 2017
		(unaudited)
Computer equipment	$3,440	$4,800
Office furniture and equipment	2,341	3,839
Leasehold improvements	6,974	14,202
Capitalized software	6,443	10,459
Construction in progress	4,199	1,698

Total property and equipment	23,397	34,998
Less: accumulated depreciation and amortization	(4,246)	(9,334)

Property and equipment, net	$19,151	$25,664

Depreciation and amortization expense for 2016, the nine months ended April 30, 2016 and the nine months ended April 29, 2017 was $3,544,000, $2,312,000 (unaudited) and $5,420,000 (unaudited), respectively.

5.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	July 30, 2016	April 29, 2017
		(unaudited)
Compensation and benefits	$7,673	$11,514
Inventory purchases	6,302	24,766
Advertising	2,831	9,581
Sales taxes	2,646	3,441
Shipping and freight	4,517	2,983
Property and equipment	1,656	122
Other	4,348	9,966

Total accrued liabilities	$29,973	$62,373

6.	Preferred Stock Warrant Liability

In 2012 and 2013, in connection with financing arrangements, we issued warrants to purchase shares of our convertible preferred stock. For one of the financing arrangements, we issued warrants to purchase 375,230 shares of Series Seed convertible preferred stock at an exercise price of $0.1066 per share and 66,265 shares of Series A convertible preferred stock at an exercise price of $0.22636 per share. For the second financing arrangement, we issued warrants for the purchase of, at the warrantholder’s option, either (a) 624,730 shares of Series A-1 convertible preferred stock at an exercise price of $0.2401 per share or (b) 308,315 shares of Series B convertible preferred stock at an exercise price of $0.486516 per share. The warrants are exercisable and expire ten years from the date of issuance. The warrants will be automatically exercised in connection with the IPO or upon a change of control event. A change in control event is defined as any sale, license, or other disposition of all or substantially all of our assets, or any reorganization,

STITCH FIX, INC.

Notes to Consolidated Financial Statements

consolidation, merger or other transaction involving us. The warrants remained outstanding as of July 30, 2016 and April 29, 2017.

7.	Commitments and Contingencies

Leases

We have entered into various lease arrangements for our corporate offices and fulfillment centers. Such leases generally have original lease terms between five and eight years. We had security deposits totaling $1,549,000 and $1,465,000 (unaudited) as of July 30, 2016 and April 29, 2017, respectively. We have letters of credit totaling $10,004,000 and $9,350,000 (unaudited) as of July 30, 2016 and April 29, 2017, respectively, which are collateralized by time deposits.

A schedule of the future minimum rental commitments under our non-cancellable operating lease agreements as of July 30, 2016 is as follows (in thousands):

Amounts
2017	$12,996
2018	15,443
2019	16,282
2020	16,495
2021	15,972
Thereafter	27,742

Total	$104,930

Total rent expense classified within selling, general and administrative expenses in the consolidated statements of operations totaled $11,055,000, $6,819,000 (unaudited) and $12,405,000 (unaudited) for 2016, the nine months ended April 30, 2016 and the nine months ended April 29, 2017, respectively.

Contingencies

We record a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We also disclose material contingencies when we believe a loss is not probable but reasonably possible. Accounting for contingencies requires us to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. Although we cannot predict with assurance the outcome of any litigation or tax matters, we do not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on our operating results, financial position and cash flows.

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to vendors, directors, officers and other parties with respect to certain matters. We have not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

8.	Convertible Preferred Stock

Convertible preferred stock consisted of the following as of July 30, 2016 and April 29, 2017 (unaudited) (in thousands, except share data):

	Shares Authorized	Shares Outstanding	Net Carrying Value	Liquidation Preference
Series Seed	7,457,785	7,082,555	$754	$754
Series A	11,715,050	11,648,785	2,602	2,637
Series A-1	9,571,715	8,946,985	2,147	2,147
Series B	24,358,445	24,358,445	11,756	11,851
Series C	7,474,285	7,474,285	24,963	25,000

Total	60,577,280	59,511,055	$42,222	$42,389

Significant provisions of the convertible preferred stock are as follows:

Dividends – The holders of convertible preferred stock are entitled to receive, on a pari passu basis, non-cumulative dividends prior and in preference to any declaration or payment of any dividends to the holders of common stock, when and if declared by the board of directors, at annual rates equal to 6% of original issue price per share for Series Seed, Series A, Series A-1, Series B and Series C convertible preferred stock, as adjusted for stock splits, stock dividends, reclassifications or the like. Holders of convertible preferred stock are also entitled to participate in dividends on the common stock on an as-converted basis. No dividends have been declared by the board of directors or paid since inception.

Conversion – At the option of the holder, each share of convertible preferred stock is convertible into fully paid and non-assessable shares of common stock. As of July 30, 2016 and April 29, 2017, each share of convertible preferred stock was convertible into one share of common stock, subject to adjustment for stock splits, stock dividends and the like. The conversion price of each series of convertible preferred stock is subject to weighted-average adjustment if we issue additional shares of common stock after the applicable original issue date of such series of convertible preferred stock without consideration or for consideration per share less than the conversion price for such series of convertible preferred stock, subject to customary exceptions. Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then applicable conversion ratio upon (i) the closing of the sale of shares of common stock in a public offering resulting in gross proceeds of at least $30,000,000 and the listing of our common stock on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market, or (ii) the consent of the holders of a majority of the outstanding convertible preferred stock, voting as a single class on an as-converted basis.

Liquidation – In the event of any voluntary or involuntary liquidation, dissolution or winding up of Stitch Fix, Inc. (a “liquidation event”), holders of convertible preferred stock are entitled to receive, prior and in preference to holders of common stock, an amount equal to the greater of (i) the applicable original issue price for each series of convertible preferred stock ($0.1066, $0.22636, $0.2401, $0.486516 and $3.344798 per share for Series Seed, Series A, Series A-1, Series B and Series C, respectively, as adjusted for stock splits, stock dividends and the like), plus any declared and unpaid dividends and (ii) the amount per share that would have been payable if all shares of convertible preferred stock were converted into common stock subject to the applicable conversion rights. If upon occurrence of such an event, the assets and funds to be distributed among the holders of convertible preferred stock are insufficient to permit the

STITCH FIX, INC.

Notes to Consolidated Financial Statements

payment to such holders, our entire assets and funds legally available for distribution will be distributed ratably among the holders. Upon completion of the distribution to the holders of the convertible preferred stock, all remaining legally available assets will be distributed ratably to the holders of common stock. A liquidation event will be deemed to have occurred (unless waived by the holders of the majority of the outstanding shares of convertible preferred stock) upon (i) a consolidation, reorganization or merger of the Company, other than any consolidation, reorganization or merger in which the Company’s stockholders of record as of immediately prior to such transaction will continue to hold a majority of the voting power of the surviving company of such transaction, (ii) a transfer of shares of the Company representing a majority of the voting power of the Company, other than for equity financing purposes or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Voting – Each share of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such share could be converted on the record date for the vote or consent of the stockholders, except as otherwise required by law or other provisions of the Certificate of Incorporation and generally have voting rights and powers equal to the voting rights and powers of the common stockholders. For so long as at least 3,250,000 shares of Series B convertible preferred stock, as adjusted for stock splits, stock dividends and the like, remain outstanding, the holders of Series B convertible preferred stock, voting as a separate class, are entitled to elect one member of the board of directors. For so long as at least 950,000 shares of Series Seed convertible preferred stock, as adjusted for stock splits, stock dividends and the like, remain outstanding, the holders of Series Seed convertible preferred stock, voting as a separate class, are entitled to elect one member of the board of directors. The holders of Common Stock, voting as a separate class, are entitled to elect two members of the board of directors. The holders of convertible preferred stock and common stock, voting as a single class on an as-converted basis, are entitled to elect all remaining members of the board of directors.

Protective Provisions – For so long as at least 2,000,000 shares of convertible preferred stock, as adjusted for stock splits, stock dividends and the like, remain outstanding, the holders of convertible preferred stock have certain protective provisions whereby the Company cannot, without the written consent or affirmative vote of the holders of the majority of outstanding shares of convertible preferred stock, voting together as a single class on an as-converted basis (i) authorize or designate any new class or series of stock or any other securities convertible into equity securities of the Company ranking on a parity with or senior to the convertible preferred stock in respect to redemption rights, liquidation preference, voting or dividend rights, or increase the authorized or designated number of any such class or series; (ii) redeem or repurchase stock, pay or declare dividends or make other distributions in respect of stock, subject to certain exceptions; (iii) consummate a transaction that would be a liquidation event, or other merger or consolidation or enter into any agreement by the Company or its stockholders regarding a liquidation event or other merger or consolidation; (iv) amend, alter or repeal any provision of the Certificate of Incorporation of the Company or the Amended and Restated Bylaws of the Company; (v) increase or decrease the authorized number of members of the board of directors; (vi) increase or decrease the authorized number of shares of common stock or convertible preferred stock or any series thereof; (vii) consummate or enter into any transaction with the Company’s executive officers or their affiliates, subject to certain exceptions; or (viii) create, permit the creation of or hold capital stock in any direct or indirect subsidiary that is not wholly owned by the Company.

The holders of Series A, Series B and Series C convertible preferred stock each have additional protective provisions whereby, we cannot, so long as 1,221,780 shares, 2,435,835 shares and 747,430 shares, respectively, as adjusted for stock splits, stock dividends and the like, remain outstanding, without the written consent or voting approval of the holders of a majority of the then outstanding shares of the

STITCH FIX, INC.

Notes to Consolidated Financial Statements

respective series of convertible preferred stock, take any action that: (i) amends, alters or repeals any powers, preferences or rights of such series of convertible preferred stock, so as to affect them adversely and in a manner disproportionate to other series of preferred stock; or (ii) increases or decreases the authorized number of shares of such series of convertible preferred stock.

Other – We classify our convertible preferred stock outside of stockholders’ equity because the shares contain certain liquidation features that are not solely within our control. During 2016 and the nine months ended April 29, 2017, we did not adjust the carrying value of the convertible preferred stock to the deemed liquidation value of such shares as a qualifying liquidation event was not probable. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

9.	Stockholders’ Equity

Common Stock

We had reserved shares of common stock, on an as-converted basis, for future issuance as follows:

	July 30, 2016	April 29, 2017
		(unaudited)
Convertible preferred stock outstanding	59,511,055	59,511,055
Options issued and outstanding	7,744,323	7,623,600
Shares available for future stock option grants	3,101,370	2,253,100
Convertible preferred stock warrants	1,066,225	1,066,225

Total	71,422,973	70,453,980

Equity Incentive Plan

In 2011, we adopted the 2011 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of stock-based awards to employees, including directors and non-employees under terms and provisions established by the board of directors. The number of shares authorized for issuance under the Plan was 20,364,297 as of July 30, 2016 and April 29, 2017, of which 3,101,370 and 2,253,100 (unaudited) were available for grant, respectively.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

Under the Plan, we may grant incentive stock options or nonqualified stock options as well as restricted stock units, restricted stock and stock appreciation rights. As of July 30, 2016 and April 29, 2017, we have only issued incentive and nonqualified stock options under the Plan. Employee stock options generally vest 25% on the first anniversary of the grant date with the remaining vesting ratably over the next three years. Options generally expire after 10 years. Stock option activity under the Plan is as follows:

		Options Outstanding
	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance – August 1, 2015	1,923,798	7,345,774	$0.87	8.90	$14,071,000
Authorized	2,516,107	—	—
Granted	(2,020,725)	2,020,725	$3.83
Exercised	—	(939,986)	$0.46
Cancelled	682,190	(682,190)	$1.38

Balance – July 30, 2016	3,101,370	7,744,323	$1.64	8.41	$25,567,000

Authorized (unaudited)	—	—	—
Granted (unaudited)	(1,858,936)	1,858,936	$5.75
Exercised (unaudited)	—	(968,993)	$1.32
Cancelled (unaudited)	1,010,666	(1,010,666)	$2.21

Balance – April 29, 2017 (unaudited)	2,253,100	7,623,600	$2.61	8.10	$109,577,000

Options vested and exercisable – July 30, 2016		2,157,623	$0.53	7.44	$9,526,000

Options vested and expected to vest – July 30, 2016		6,995,156	$1.57	8.35	$23,563,000

Options vested and exercisable – April 29, 2017 (unaudited)		2,608,257	$0.90	6.96	$41,929,000

Options vested and expected to vest – April 29, 2017 (unaudited)		6,938,720	$2.48	8.03	$100,632,000

The total grant date fair value of options that vested during 2016, the nine months ended April 30, 2016 and the nine months ended April 29, 2017 was $1,458,000, $1,078,000 (unaudited) and $1,712,000 (unaudited), respectively. The aggregate intrinsic value of options exercised during 2016, the nine months ended April 30, 2016 and the nine months ended April 29, 2017 was $3,465,000, $2,494,000 (unaudited) and $7,590,000 (unaudited), respectively.

Stock-Based Compensation Expense

Stock-based compensation expense for options granted to employees was $1,555,000, $1,097,000 (unaudited) and $1,963,000 (unaudited) for 2016, the nine months ended April 30, 2016 and the nine months ended April 29, 2017, respectively. Stock-based compensation expense for options granted to non-employees was $295,000, $248,000 (unaudited) and $184,000 (unaudited) for 2016, the nine months ended April 30, 2016 and the nine months ended April 29, 2017, respectively. Stock-based compensation expense is included in selling, general and administrative expenses in our consolidated statements of operations.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

The weighted-average grant date fair value of options granted during 2016, the nine months ended April 30, 2016 and the nine months ended April 29, 2017 was $1.99 per share, $1.85 per share (unaudited) and $4.45 per share (unaudited), respectively. As of July 30, 2016 and April 29, 2017, the total unrecognized compensation expense related to unvested options, net of estimated forfeitures, was $5,669,000 and $9,765,000 (unaudited), respectively, which we expect to recognize over an estimated weighted average period of 3.1 years and 3.2 years (unaudited), respectively.

In determining the fair value of the stock-based awards, we use the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Fair value of Common Stock – The fair value of the shares of common stock underlying our stock options has been determined by the board of directors. As there is no public market for our common stock, the board of directors has determined the fair value of the common stock on the stock option grant date by considering a number of objective and subjective factors, including third-party valuations of our common stock, sales of our common stock, operating and financial performance, the lack of marketability of our common stock and general macro-economic conditions.

Expected Term – The expected term represents the period that our stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Expected Volatility – Because we are privately held and do not have an active trading market for our common stock, the expected volatility was estimated based on the average volatility for publicly-traded companies that we consider to be comparable, over a period equal to the expected term of the stock option grants.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon notes in effect at the time of grant for periods corresponding with the expected term of the option.

Expected Dividend – We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock; therefore, we use an expected dividend yield of zero.

The fair value of stock options granted to employees was estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions:

Nine Months Ended
	2016	April 30, 2016	April 29, 2017
		(unaudited)	(unaudited)
Expected term (in years)	5.4 – 6.9	5.4 – 6.9	5.4 – 6.5
Volatility	44.3 – 47.9%	44.3 – 47.9%	43.9 – 46.0%
Risk-free interest rate	1.1 – 1.9%	1.4 – 1.9%	1.3 – 2.3%
Dividend yield	—%	—%	—%

Early Exercise of Employee Options

We allow certain employees to exercise options granted under the Plan prior to vesting in exchange for shares of restricted common stock subject to a right of repurchase that lapses according to the original

STITCH FIX, INC.

Notes to Consolidated Financial Statements

option vesting schedule. The proceeds from the exercise of options are recorded in other current liabilities and other long-term liabilities in our consolidated balance sheets at the time the options are exercised and reclassified to common stock and additional paid-in capital as our repurchase right lapses. Upon termination of employment, any unvested shares are subject to repurchase by us at the original purchase price.

We issued 42,500 shares of common stock during 2016 and 42,500 (unaudited) and 88,750 (unaudited) during the nine months ended April 30, 2016 and the nine months ended April 29, 2017, respectively, upon exercise of unvested stock options. As of July 30, 2016 and April 29, 2017, 1,699,147 shares and 921,553 (unaudited) shares, respectively, held by employees were subject to repurchase at an aggregate price of $1,483,000 and $1,104,000 (unaudited), respectively.

Sales of Our Stock

In April 2016, an employee sold an aggregate of 268,095 shares of our common stock for a total of $6,000,000 to an existing investor. The purchase price was in excess of the fair value of such shares. As a result, during 2016, we recorded the excess of the purchase price above fair value of $4,810,000 as compensation expense with a corresponding credit to additional paid-in capital.

In November 2016, we initiated a cash tender offer which was completed in December 2016 for the purchase of our common stock, including shares underlying then-unexercised vested options, at a purchase price of $22.61 per share (unaudited). To be eligible to participate in the tender offer, employees must have received equity grants with vesting start dates on or before October 31, 2014. Such employees could elect to sell up to 10% of their total vested holdings. The total number of tendered shares was 526,620 (unaudited) for total cash consideration of $11,883,000 (unaudited). The purchase price per share in the tender offer was in excess of the fair value of our common stock at the time of the transaction. As a result, during the nine months ended April 29, 2017, we recorded the excess of the purchase price above fair value of $8,326,000 (unaudited) as compensation expense.

In January 2017, two of our former employees sold 554,799 shares (unaudited) of our common stock for a total of $12,544,000 (unaudited) to existing investors. In addition, an employee sold 85,000 shares (unaudited) of our Series C convertible preferred stock for a total purchase price of $1,922,000 (unaudited) to an existing investor. The purchase price was in excess of the fair value of such shares. During the nine months ended April 29, 2017, we recorded $12,957,000 (unaudited) as compensation expense related to these transactions. As of April 29, 2017, we have receivables of $3,554,000 (unaudited) related to the tax impacts of these transactions included in prepaid expenses and other current assets.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

10.	Income Taxes

The components of the provision for income tax expense are as follows (in thousands):

July 30, 2016
Current:
Federal	$29,204
State	4,706

Total current	33,910

Deferred:
Federal	(5,458)
State	(411)

Total deferred	(5,869)

Provision for income taxes	$28,041

The components of net deferred tax assets are as follows (in thousands):

July 30, 2016
Deferred tax assets:
Inventory reserve and UNICAP	$9,262
Deferred rent	3,736
Accruals and reserves	3,054
Other	905

Gross deferred tax assets	16,957

Deferred tax liabilities:
Depreciation and amortization	(3,522)
Other	(234)

Gross deferred tax liabilities	(3,756)

Net deferred tax assets	$13,201

As of July 30, 2016, we had a federal net operating loss carryforward of $1,077,000. If not utilized, this loss will begin to expire in 2033. This net operating loss carryforward is subject to an annual limitation under Internal Revenue Code §382, but is expected to be fully realized in the future.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

The reconciliation of our effective tax rate to the statutory federal rate is as follows (in thousands, except percentages):

	2016
Tax at federal statutory rate	$21,428	35.0%
State taxes, net of federal effect	2,386	3.9
Remeasurement of preferred stock warrant liability	1,057	1.7
Nondeductible compensation	1,683	2.8
Other	1,487	2.4

Effective tax rate	$28,041	45.8%

For the nine months ended April 29, 2017, we recorded an expense for income taxes of $12,035,000 (unaudited), for an effective tax rate of 75.5% (unaudited). The effective tax rate for the nine months ended April 29, 2017 reflected income tax expense on earnings during such period. The effective tax rate differs from the federal income tax statutory rate of 35% principally due to the nondeductible remeasurement of the preferred stock warrant liability, nondeductible meals and entertainment expenses and the effect of state taxes, offset by the tax benefits of certain stock transactions.

Uncertain Tax Positions

A reconciliation of our unrecognized tax benefits is as follows (in thousands):

July 30, 2016
Balance at the beginning of year	$481
Settlement with tax authorities	—
Lapse of statute of limitations	—
Increase related to prior period tax positions	—
Decrease related to prior period tax positions	—
Increase related to current year tax positions	365

Balance at end of year	$846

The amount of unrecognized tax benefits relating to our tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. Although the outcomes and timing of such events are highly uncertain, we anticipate that the balance of the liability for unrecognized tax benefits and related deferred tax assets will not significantly change during the next twelve months. Our liability for uncertain tax positions as of July 30, 2016 includes $705,000 related to amounts that would impact our current and future tax expense.

We recognize interest and penalties related to uncertain tax positions in our provision for income taxes. In 2016, we recognized $33,000 of gross interest expense on unrecognized tax benefits, which was accrued as of July 30, 2016.

We file U.S. federal and various state and local income tax returns, including the State of California. We are subject to U.S. federal, state or local income tax examinations for all prior years.

STITCH FIX, INC.

Notes to Consolidated Financial Statements

11.	Earnings Per Share and Pro Forma Earnings Per Share Attributable to Common Stockholders

Earnings Per Share Attributable to Common Stockholders

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted earnings per share attributable to common stockholders is as follows (in thousands except share and per share amounts):

		Nine Months Ended
	2016	April 30, 2016	April 29, 2017
		(unaudited)	(unaudited)
Numerator:
Net income	$33,181	$24,154	$3,913
Less: noncumulative dividends to preferred stockholders	(2,533)	(1,900)	(1,905)
Less: undistributed earnings to participating securities	(22,437)	(16,380)	(1,428)

Earnings attributable to common stockholders - basic	8,211	5,874	580
Add: adjustments to undistributed earnings to participating securities	1,285	969	68

Earnings attributable to common stockholders - diluted	$9,496	$6,843	$648

Denominator:
Weighted-average shares of common stock - basic	22,729,890	22,360,761	24,729,238
Effect of dilutive stock options	5,152,954	5,323,885	4,259,096

Weighted-average shares of common stock - diluted	27,882,844	27,684,646	28,988,334

Earnings per share attributable to common stockholders:
Basic	$0.36	$0.26	$0.02

Diluted	$0.34	$0.25	$0.02

Our participating securities consist of our convertible preferred stock and restricted common stock from early exercised options as such securities contain non-forfeitable rights to dividends.

The following common stock equivalents were excluded from the computation of diluted earnings per share for the periods presented because including them would have been antidilutive:

		Nine Months Ended
	2016	April 30, 2016	April 29, 2017
		(unaudited)	(unaudited)
Convertible preferred stock	59,511,055	59,511,055	59,511,055
Stock options to purchase common stock	105,993	162,702	660,749
Preferred stock warrants	1,066,225	1,066,225	1,066,225

Total	60,683,273	60,739,982	61,238,029

STITCH FIX, INC.

Notes to Consolidated Financial Statements

Unaudited Pro Forma Earnings Per Share Attributable to Common Stockholders

The following table sets forth the computation of our unaudited pro forma basic and diluted earnings per share attributable to common stockholders (in thousands, except share and per share amounts) assuming the automatic conversion of the convertible preferred stock and the automatic exercise of the preferred stock warrants upon consummation of an IPO as if such event had occurred as of the beginning of the respective period:

	2016	Nine Months Ended April 29, 2017
	(unaudited)
Numerator:
Net income	$33,181	$3,913
Less: undistributed earnings to participating securities	(1,056)	(116)
Add: change in fair value of preferred stock warrant liability	1,636	3,805

Net income used in calculating pro forma earnings per share attributable to common stockholders - basic	$33,761	$7,602
Add: adjustments to undistributed earnings to participating securities	60	5

Net income used in calculating pro forma earnings per share attributable to common stockholders - diluted	$33,821	$7,607

Weighted-average shares used to calculate earnings per share attributable to common stockholders, basic and diluted	22,729,890	24,729,238
Pro forma adjustment to reflect assumed exercise of preferred stock warrants	1,066,225	1,066,225
Pro forma adjustment to reflect assumed conversion of all outstanding shares of convertible preferred stock	59,511,055	59,511,055

Weighted-average shares used to calculate pro forma earnings per share attributable to common stockholders - basic	83,307,170	85,306,518
Effect of dilutive stock options	5,152,954	4,259,096

Weighted-average shares used to calculate pro forma earnings per share attributable to common stockholders - diluted	88,460,124	89,565,614

Pro forma earnings per share attributable to common stockholders:
Basic	$0.41	$0.09

Diluted	$0.38	$0.08

STITCH FIX, INC.

Notes to Consolidated Financial Statements

12.	Subsequent Events

Subsequent events have been evaluated through June 8, 2017, which is the date the 2016 consolidated financial statements were available to be issued and have been disclosed in Note 9.

13.	Subsequent Events (Unaudited)

Subsequent events have been evaluated through July 28, 2017, which is the date the consolidated financial statements as of and for the nine months ended April 29, 2017 were available to be issued. There were no subsequent events which required disclosure.

                 Shares

Class A Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Stitch Fix,” the “company,” “we,” “our,” “us” or similar terms refer to Stitch Fix, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Stitch Fix, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Stitch Fix, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Stitch Fix, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2014 through June 8, 2017 (after giving effect to a 1-for-5 stock split effected in December 2014):

(1)	From January 1, 2014 through September 8, 2017, we granted to our directors, employees, consultants and other service providers options to purchase 14,799,417 shares of our Class B common stock with per share exercise prices ranging from $0.17 to $16.98 under our 2011 Plan.

(2)	From January 1, 2014 through September 8, 2017, we issued to our directors, employees, consultants and other service providers an aggregate of 8,156,614 shares of our Class B common stock at per share purchase prices ranging from $0.044 to $16.98 pursuant to exercises of options granted under our 2011 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on                   , 2017.

STITCH FIX, INC.

By:
Name:	Katrina Lake
Title:	Founder, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Katrina Lake, Paul Yee and Scott Darling, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Katrina Lake	Founder, Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Paul Yee	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

Steven Anderson	Director	, 2017

J. William Gurley	Director	, 2017

Marka Hansen	Director	, 2017

Sharon McCollam	Director	, 2017

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of Stitch Fix, Inc., as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Stitch Fix, Inc., to be in effect on the completion of the offering.

3.3†	Amended and Restated Bylaws of Stitch Fix, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Stitch Fix, Inc., to be in effect on the completion of the offering.

4.1*	Form of Class A Common Stock Certificate.

5.1*	Opinion of Cooley LLP.

10.1†	Amended and Restated Investor Rights Agreement, dated April 10, 2014.

10.2+†	Stitch Fix, Inc. 2011 Equity Incentive Plan.

10.3+†	Forms of grant notice, stock option agreement, notice of exercise and early exercise stock purchase agreement under the Stitch Fix, Inc. 2011 Equity Incentive Plan.

10.4+*	Stitch Fix, Inc. 2017 Incentive Plan, effective as of , 2017.

10.5+*	Forms of grant notice, stock option agreement and notice of exercise under the Stitch Fix, Inc. 2017 Incentive Plan, effective as of , 2017.

10.6+*	Forms of restricted stock unit grant notice and award agreement under the Stitch Fix, Inc. 2017 Incentive Plan, effective as of , 2017.

10.7+*	Stitch Fix, Inc. 2017 Employee Stock Purchase Plan.

10.8+†	Form of Indemnity Agreement entered into by and between Stitch Fix, Inc. and each director and executive officer.

10.9+	Offer Letter, by and between Stitch Fix, Inc. and Katrina Lake, dated September 5, 2017.

10.10+	Amended and Restated Offer Letter, by and between Stitch Fix, Inc. and Paul Yee, dated September 5, 2017.

10.11+†	Offer Letter, by and between Stitch Fix, Inc. and Julie Bornstein, dated February 27, 2015.

10.12+	Amended and Restated Offer Letter, by and between Stitch Fix, Inc. and Scott Darling, dated September 5, 2017.

10.13†	Office Lease, by and between Stitch Fix, Inc. and Post-Montgomery Associates, dated as of November 10, 2015, as amended.

10.14+	Confidential Separation Agreement and General Release of all Claims, by and between Stitch Fix, Inc. and Julie Bornstein, dated as of July 21, 2017.

21.1†	List of Subsidiaries of Stitch Fix, Inc.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on page II-4).

*	To be filed by amendment. All other exhibits are submitted herewith.
+	Indicates management contract or compensatory plan.
†	Previously submitted.